December 12, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from October 1 2007 to November 30 2007.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 1/2/08

Yours faithfully,

By: ______________________

Tetsuro Yoshino
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4462, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM OCTOBER 1, 2007 TO NOVEMBER 30, 2007

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results dated November 19, 2007 (English translation attached) (Exhibit A1(a), A1(b))

2. Public Announcements (English translations attached):

   (a) "Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (SAKURA KCS Corporation)" dated October 18, 2007 (Exhibit A2(a)).

   (b) "Revision of Earnings Forecasts for Fiscal 2007" dated October 26, 2007 (Exhibit A2(b)).

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平成20年3月期　中間決算短信

平成19年11月19日

上場会社名	株式会社三井住友フィナンシャルグループ	上場取引所	東証一部・大証一部・名証一部
コード番号	8316	URL	http://www.smfg.co.jp
代表者	取締役社長　北　山　禎　介	TEL	(03)5512-3411
問合せ先責任者	財務部副部長　正　脇　久　昌	配当支払開始予定日	平成19年12月7日
半期報告書提出予定日	未定	特定取引勘定設置の有無	有

（百万円未満切捨て）

1．平成19年9月中間期の連結業績　（平成19年4月1日～平成19年9月30日）

(1) 連結経営成績

（%表示は対前年中間期増減率）

	経常収益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成19年9月中間期	2,077,552	(13.8)	353,237	(△ 1.1)	170,592	(△ 30.0)
平成18年9月中間期	1,825,751	(3.9)	357,136	(△ 23.0)	243,660	(△ 37.9)
平成19年3月期	3,901,259	—	798,610	—	441,351	—

	1株当たり中間（当期）純利益		潜在株式調整後1株当たり中間（当期）純利益	
	円	銭	円	銭
平成19年9月中間期	21,694	19	20,840	67
平成18年9月中間期	32,782	19	27,514	41
平成19年3月期	57,085	83	51,494	17

（参考）　持分法投資損益　　平成19年9月中間期　　19,030 百万円
平成18年9月中間期　　△ 32,344 百万円
平成19年3月期　　△ 104,170 百万円

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産		連結自己資本比率（第一基準）
	百万円	百万円	%	円	銭	%
平成19年9月中間期	105,927,629	5,268,853	3.6	460,168	95	[速報値] 10.60
平成18年9月中間期	102,551,964	4,622,792	3.5	394,556	25	10.07
平成19年3月期	100,858,309	5,331,279	3.9	469,228	59	11.31

（参考）　自己資本　　平成19年9月中間期　　3,847,897 百万円
平成18年9月中間期　　3,560,841 百万円
平成19年3月期　　3,922,986 百万円

（注）連結自己資本比率（第一基準）は、平成19年3月期より「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第20号）」に基づき算出しております。

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成19年9月中間期	1,237,836	△ 668,677	△ 63,688	2,452,448
平成18年9月中間期	△ 4,330,906	2,883,317	△ 1,234,728	2,478,784
平成19年3月期	△ 6,760,740	4,769,454	△ 1,244,945	1,927,024

2．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期末	年間
	円	円	円
平成19年3月期	—	7,000	7,000
平成20年3月期	5,000		10,000
平成20年3月期（予想）		5,000	

（注）上記「配当の状況」は、普通株式に係る配当の状況を記載しております。当社が発行する普通株式と権利関係の異なる種類株式（非上場）の配当の状況につきましては、3ページ「種類株式の配当の状況」をご覧ください。

3．平成20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

（%表示は対前期増減率）

	経常収益		経常利益		当期純利益		1株当たり当期純利益	
	百万円	%	百万円	%	百万円	%	円	銭
通期	4,300,000	(10.2)	940,000	(17.7)	570,000	(29.1)	73,635	36

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無

(2) 中間連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更
① 会計基準等の改正に伴う変更　有
② ①以外の変更　有
（注）詳細は、13、14、16ページ「中間連結貸借対照表注記6、13、35、36」をご覧ください。

(3) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）	平成19年9月中間期	7,733,653 株
	平成18年9月中間期	7,733,653 株
	平成19年3月期	7,733,653 株
② 期末自己株式数	平成19年9月中間期	168,789 株
	平成18年9月中間期	116,137 株
	平成19年3月期	168,630 株

（注）1株当たり中間純利益（連結）の算定の基礎となる株式数については、34ページ「1株当たり情報」をご覧ください。

（参考）個別業績の概要

1．平成19年9月中間期の個別業績（平成19年4月1日～平成19年9月30日）

(1) 個別経営成績

（%表示は対前年中間期増減率）

	営業収益		営業利益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
平成19年9月中間期	23,936	(△92.6)	20,602	(△93.6)	11,655	(△96.3)	9,366	(△97.1)
平成18年9月中間期	321,340	(—)	319,772	(—)	319,112	(—)	318,223	(728.0)
平成19年3月期	376,479	—	372,838	—	364,477	—	363,535	—

	1株当たり中間（当期）純利益	
	円	銭
平成19年9月中間期	376	60
平成18年9月中間期	42,605	28
平成19年3月期	46,326	41

(2) 個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
平成19年9月中間期	4,001,470	2,940,122	73.5	335,711	01
平成18年9月中間期	3,929,752	3,252,213	82.8	349,036	81
平成19年3月期	3,959,444	2,997,898	75.7	342,382	75

（参考）自己資本	平成19年9月中間期	2,940,122 百万円
	平成18年9月中間期	3,252,213 百万円
	平成19年3月期	2,997,898 百万円

2．平成20年3月期の個別業績予想（平成19年4月1日～平成20年3月31日）

（%表示は対前期増減率）

	営業収益		営業利益		経常利益		当期純利益		1株当たり当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%	円	銭
通期	110,000	(△70.8)	105,000	(△71.8)	90,000	(△75.3)	80,000	(△78.0)	8,746	04

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

(配当の状況)

「種類株式の配当の状況」

普通株式と権利関係の異なる種類株式に係る1株当たり配当金の内訳及び配当金総額は以下のとおりです。

		1株当たり配当金			配当金総額
	基準日	中間期末	期末	年間	(年間)
		円	円	円	百万円
第1-12回第四種優先株式	平成19年3月期	—	135,000	135,000	6,763
	平成20年3月期	67,500		135,000	6,763
	平成20年3月期(予想)		67,500		
第1回第六種優先株式	平成19年3月期	—	88,500	88,500	6,195
	平成20年3月期	44,250		88,500	6,195
	平成20年3月期(予想)		44,250		

【参考】指標算式

○ 1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{期末発行済普通株式数(除く自己株式)}}$$

Ⅰ．経営成績

１．経営成績に関する分析

（１）当中間期の経営成績

当中間連結会計期間は、平成１９年度からの３年間を対象とした中期経営計画「LEAD THE VALUE計画」の実現に向けた第一段階として、「持続的成長に向けた企業基盤の整備」に取り組むと共に、「成長事業領域の重点的強化」に対する積極的な取り組みを行いました。

経営成績と致しましては、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、持分法適用会社の業績回復を主因としてその他経常収益が増加したこと等により、前中間連結会計期間対比１３．８％増の２兆７７５億円となりました。経常費用は、前連結会計年度に債券ポートフォリオのリスク圧縮を進めたことによる国債等債券損益の大幅な改善を主因にその他業務費用が減少する一方、預金利息の増加等による資金調達費用の増加や与信関係費用の増加並びに保有株式の減損等によるその他経常費用の増加を主因に、前中間連結会計期間対比１７．４％増の１兆7，２４３億円となりました。

その結果、経常利益は３，５３２億円、特別損益等を勘案した中間純利益は１，７０５億円となりました。

（２）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が６６（前中間連結会計期間対比＋２）％、リース業が１９（同△１）％、その他事業が１５（同△１）％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が８０（前中間連結会計期間対比△２）％、米州が８（同＋１）％、欧州・中近東、アジア・オセアニアは、各々６（同＋１）％、６（同＋０）％となりました。

（３）平成２０年３月期の見通し

平成２０年３月期につきましては、引き続き中期経営計画に基づき、持続的成長を通じた企業価値の更なる向上を目指し、グローバルプレーヤーに相応しい財務体質の実現を図ってまいります。

業績の見通しは、連結経常収益４兆３，０００億円、連結経常利益９，４００億円、連結当期純利益５，７００億円を予想しております。

また、当社単体の業績の見通しは、営業収益１，１００億円、営業利益１，０５０億円、経常利益９００億円、当期純利益８００億円を予想しております。

２．財政状態に関する分析

（１）業容

預金は、前連結会計年度末対比７，６９５億円増加して７２兆９，２５７億円となり、譲渡性預金は、同６０９億円減少して２兆５，２８２億円となりました。

一方、貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比１兆５，０４２億円増加の６０兆１，９３５億円となりました。

総資産は、同５兆６９３億円増加し、１０５兆９，２７６億円となりました。

(2) 純資産

当中間連結会計期間末の純資産額は、中間純利益の計上等により株主資本が前連結会計年度末対比1,046億円増加の2兆8,462億円となる一方、その他有価証券評価差額金が同1,962億円減少の1兆658億円となったことを主因として、同624億円減少の5兆2,688億円となりました。

(3) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比5兆5,687億円増加して1兆2,378億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同3兆5,519億円減少して△6,686億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同1兆1,710億円増加して△636億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は、前連結会計年度末対比5,254億円増加して2兆4,524億円となりました。

(4) 自己資本比率(第一基準)(速報値)

連結自己資本比率は、10.60%となりました。

3.利益配分に関する基本方針及び当期の配当

当社は銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的且つ継続的に利益配分の増加を図ることを基本方針としております。

中期的には、中期経営計画の最終年度である平成21年度における連結当期純利益に対する配当性向を20%超とすることを目指してまいりますが、当期の普通株式の年間配当金につきましては、計画の進捗に合わせて株主の皆様への利益還元を強化していく観点から、次の通りとする予定であります。なお、優先株式につきましては所定の配当金額とする予定であります。

普通株式	1株当たり	10,000円	(前期比3,000円増配)
	うち中間配当金	5,000円	
第1回～第12回第四種優先株式	1株当たり	135,000円	
	うち中間配当金	67,500円	
第1回第六種優先株式	1株当たり	88,500円	
	うち中間配当金	44,250円	

(注) 上記の配当予定額は、本年5月時点での見通しから変更ございません。

Ⅱ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１８５社、持分法適用会社は６６社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

- □株式会社三井住友銀行
- □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

- □三井住友銀リース株式会社　（注1）
- □三井住友銀オートリース株式会社　（注2）

＜海外＞

- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

- □三井住友カード株式会社（クレジットカード業務）
- □さくらカード株式会社（クレジットカード業務）
- □株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
- □ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
- □ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □ＳＭＢＣフレンド証券株式会社（証券業務）
- □株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- □株式会社日本総研ソリューションズ（システム開発・情報処理業務）
- □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）

- ○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
- ○アットローン株式会社（個人向けローン業務）
- ○三洋信販株式会社（消費者金融業務）
- ○ポケットカード株式会社（東京・大阪各証券取引所市場第一部上場）（クレジットカード業務）
- ○株式会社セントラルファイナンス（東京・名古屋各証券取引所市場第一部上場）（個品割賦あっせん・総合割賦あっせん業務）
- ○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
- ○エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
- ○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

- □SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ関連業務）
- □SMBC Securities, Inc.（証券業務）

（注1）三井住友銀リース株式会社は住商リース株式会社と平成19年10月1日に合併いたしました。（新会社名：三井住友ファイナンス ＆ リース株式会社）

（注2）三井住友銀オートリース株式会社は住商オートリース株式会社と平成19年10月1日に合併いたしました。（新会社名：住友三井オートサービス株式会社）
合併に伴い住友三井オートサービス株式会社は当社の持分法適用会社となりました。

Ⅲ．経営方針

１．会社の経営の基本方針

当社は、経営理念として以下を定めております。

○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○ 事業の発展を通じて、株主価値の永続的な増大を図る。

○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、「最高の信頼を得られ世界に通じる金融グループ」を目指してまいります。

２．目標とする経営指標

当社グループは、平成19年度からの３年間を対象とする中期経営計画「LEAD THE VALUE 計画」におきまして、以下４点の経営指標を、最終年度であります平成21年度における財務目標として掲げております。

○ 連結当期純利益	6,500億円
○ 連結TierI比率	８％程度
○ 連結当期純利益RORA	１％程度
○ 経費率（SMBC単体）	40％台前半

加えて、株主の皆さまへの利益還元を強化するべく、平成21年度の連結当期純利益に対する配当性向を20％超とすることを目指してまいります。なお、本計画期間中の連結当期純利益ＲＯＥにつきましては、10～15％程度となる見込みです。

３．中長期的な会社の経営戦略

当社グループは、昨年10月に公的資金返済を完了し、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、今年度、平成21年度までの３年間を対象とする中期経営計画「LEAD THE VALUE 計画」をスタートさせました。

本計画では、当社グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○ 成長事業領域におけるトップクオリティの実現

○ グローバルプレーヤーに相応しい財務体質の実現

○ 株主還元の充実

の３点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点を基軸として、戦略施策を展開してまいります。

（１）成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社が特に注力する成長事業領域は以下の７つです。

① 個人向け金融コンサルティングビジネス

② 法人向けソリューションビジネス

③ グローバルマーケットにおける特定分野

④ 支払・決済・コンシューマーファイナンス

⑤ 投資銀行・信託業務

⑥ 自己勘定投資
⑦ アセット回転型ビジネス

（２）持続的成長に向けた企業基盤の整備
中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できるＩＴ基盤・事務インフラ等の整備を進め、コンプライアンス態勢を強化し、ＡＬＭ・リスク管理体制を高度化することによって、付加価値の極大化を目指してまいります。

当社グループは、本計画の遂行に全役職員一丸となって全力で取り組み、持続的成長を通じて、企業価値の更なる向上を目指してまいります。

４．会社の対処すべき課題
当社グループは、平成 19 年度を、「中期経営計画の実現に向けた第一段階」と位置付けており、引き続きグループ一体となって、「成長事業領域の重点的強化」並びに「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

（１）成長事業領域の重点的強化
第一に、当社グループは、中期経営計画における７つの成長事業領域を強化してまいります。

(個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)
個人のお客さまにつきましては、株式会社三井住友銀行における金融コンサルティングビジネスを更に高度化し、多様な金融サービスをワンストップでご提供する「トータルコンサルティング」を実現してまいります。具体的には、投資信託、個人年金保険、並びにSMBC フレンド証券株式会社が提供する投資一任付き資産運用サービスである「SMBC ファンドラップ」等の資産運用商品のラインアップを一段と拡充いたしますと共に、本年 12 月に全面解禁される保険商品販売に向けた体制整備に取り組む等、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスの提供に努めてまいります。また、有人店舗ネットワークの拡充・整備、並びにコンサルタントの増強も進めてまいります。
支払・決済・コンシューマーファイナンスにつきましては、当社グループは、「本邦 No. 1 のクレジットカード事業体」を実現するべく、本年４月に株式会社セントラルファイナンス及び三井物産株式会社との間で、また、本年７月に株式会社オーエムシーカードとの間で戦略的提携に基本合意しております。今後、三井住友カード株式会社や株式会社クオークを含めた提携各社が持つ多様な専門性・ノウハウ、顧客基盤、ネットワーク、ブランド力の融合を通じて、お客さまのニーズに的確に応えた良質の商品・サービスの提供を進めてまいります。また、プロミス株式会社との協働事業につきましても、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるべく、ローン契約機の増設等を通じて引き続き推進してまいります。加えて、ＡＴＭ手数料の改定や、生体認証対応ＡＴＭ並びに視覚障害者対応ＡＴＭの増設といった、支払・決済サービスにおけるお客さまの利便性・安全性向上に向けた取組みにつきましても、引き続き進めてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)
法人のお客さまにつきましては、株式会社三井住友銀行におけるソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、本年４月に新設したプライベート・アドバイザリー本部を通じた事業承継、プライベートバンキング、職域取引といった個人と法人のニーズが交差する事業領域の強化や、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネス等の強化に取り組んでまいります。

また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M＆Aを通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、本年10月に、当社グループと住友商事グループとの戦略的提携に基づき発足した三井住友ファイナンス＆リース株式会社（三井住友銀リース株式会社と住商リース株式会社が合併）並びに住友三井オートサービス株式会社（三井住友銀オートリース株式会社と住商オートリース株式会社が合併）による多様なリース及びオートリース業務、株式会社日本総研ソリューションズによるシステム構築・運用やＩＴコンサルティング業務等、グループ一体となったソリューション提供についても更に推進してまいります。

（グローバルマーケットにおける特定分野）

グローバルマーケットにおきましては、法人のお客さまのグローバル化に対応した多様なサービスを提供いたしますと共に、資金調達・再編ニーズの増加が見込まれる業界や経済発展が著しいアジア地域における取組み、及び、プロジェクト・ファイナンス、船舶ファイナンス等のプロダクツの競争優位性を、一段と強化してまいります。具体的には、拠点網の更なる拡充や、地域横断的な対応が可能なグローバル推進体制の構築を進めてまいります。

（自己勘定投資、アセット回転型ビジネス）

加えて、当社グループは、メザニン、エクイティやファンド投資等の自己勘定投資の強化や、株式会社三井住友銀行が貸出等を通じて引き受けたリスクの加工力、及び投資家に対する販売力の向上を通じたアセット回転型ビジネスの強化にも取り組んでまいります。

（２）持続的成長に向けた企業基盤の整備

第二に、当社グループは、引き続き、持続的成長を支えるべく、企業基盤の整備を進めてまいります。

具体的には、本年９月に施行された金融商品取引法に則り利用者保護を徹底する等、コンプライアンスを一段と強化してまいります。海外におきましても、株式会社三井住友銀行において本年４月に新設した海外コンプライアンス室並びに米州コンプライアンス室等における取組みを通じて、マネー・ローンダリング防止への対応を含め、法令等の遵守を徹底いたします。

加えて、投資銀行業務、グローバルマーケットにおける特定分野といった成長事業領域におけるプロフェッショナル人材の採用強化、ＩＴ基盤や営業店設備のリノベーション等の業務インフラの整備、ＡＬＭ・リスク管理体制の高度化、並びに、ＣＳ（お客さま満足度）向上に向けた諸施策を実施してまいります。

また、当社は、株主の皆さまへの利益還元を強化する観点から、平成19年度の普通株式一株当たりの配当予想を、前年度対比で3,000円増配の10,000円とし、その半分の金額を中間配当としてお支払いいたします。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取組みを通じて中期経営計画の達成への歩を進めますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

Ⅳ．中間連結財務諸表

中間連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　　１８５社

主要な会社名　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
株式会社クオーク
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社クオーク他１２社は議決権の所有割合の増加等により子会社となったため、当中間連結会計期間から連結子会社としております。

ＳＭＦＧ企業再生債権回収株式会社は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・アントリア株式会社他７社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

子会社エスエムエルシー・マホガニー有限会社他１２６社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

財務諸表等規則第８条第７項の規定により出資者等の子会社に該当しないものと推定された特別目的会社１４社の概要等は、「（開示対象特別目的会社関係）」の注記に掲げております。

なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第 15 号平成 19 年３月 29 日）が平成 19 年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用しております。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　　３社

主要な会社名　　SBCS Co.,Ltd.

（2）持分法適用の関連会社　　　　　　６３社

主要な会社名　　プロミス株式会社
株式会社セントラルファイナンス
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社

株式会社セントラルファイナンス他９社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。

また、株式会社クオーク他２社は連結子会社となったため、ＮＩＦキャピタルマネジメント株式会社他２社は合併等により、当中間連結会計期間より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社、関連会社

子会社エスエムエルシー・マホガニー有限会社他１２６社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、持分法非適用の関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の中間決算日等に関する事項

（1）連結子会社の中間決算日は次のとおりであります。

１２月末日	４社
１月末日	１社
３月末日	８社
４月末日	２社
５月末日	２社
６月末日	７１社
７月末日	５社
８月末日	４社
９月末日	８８社

（2）１２月末日を中間決算日とする連結子会社は６月末日及び８月末日現在、１月末日を中間決算日とする連結子会社は７月末日現在、３月末日、５月末日及び７月末日を中間決算日とする連結子会社は９月末日現在、４月末日を中間決算日とする連結子会社については７月末日及び９月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

中間連結貸借対照表注記、中間連結損益計算書注記に記載しております。

５．のれん及び負ののれんの償却に関する事項

ＳＭＢＣフレンド証券株式会社に係るのれんは２０年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。

６．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書注記に記載しております。

中間連結貸借対照表

平成19年 9月30日現在

(金額単位 百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	5,944,160	預金	72,925,766
コールローン及び買入手形	1,383,236	譲渡性預金	2,528,292
買現先勘定	371,109	コールマネー及び売渡手形	2,191,690
債券貸借取引支払保証金	1,064,257	売現先勘定	143,980
買入金銭債権	1,102,863	債券貸借取引受入担保金	2,747,480
特定取引資産	3,491,395	特定取引負債	2,165,097
金銭の信託	2,627	借用金	4,395,401
有価証券	20,599,844	外国為替	341,203
貸出金	60,193,566	短期社債	438,300
外国為替	926,162	社債	4,030,059
その他資産	3,900,851	信託勘定借	45,893
有形固定資産	819,772	その他負債	3,622,023
無形固定資産	232,682	賞与引当金	25,754
リース資産	1,014,350	退職給付引当金	37,594
繰延税金資産	915,876	役員退職慰労引当金	6,995
支払承諾見返	4,895,451	預金払戻引当金	11,716
貸倒引当金	△ 930,577	特別法上の引当金	1,137
		繰延税金負債	55,589
		再評価に係る繰延税金負債	49,347
		支払承諾	4,895,451
		負債の部合計	100,658,776
		(純資産の部)	
		資本金	1,420,877
		資本剰余金	57,869
		利益剰余金	1,491,378
		自己株式	△ 123,855
		株主資本合計	2,846,269
		その他有価証券評価差額金	1,065,875
		繰延ヘッジ損益	△ 93,158
		土地再評価差額金	37,339
		為替換算調整勘定	△ 8,428
		評価・換算差額等合計	1,001,628
		新株予約権	27
		少数株主持分	1,420,928
		純資産の部合計	5,268,853
資産の部合計	105,927,629	負債及び純資産の部合計	105,927,629

中間連結貸借対照表注記

注１．記載金額は、百万円未満を切り捨てて表示しております。
　２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
　３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。
　４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。
　５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
　６．当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。
　また、主な耐用年数は次のとおりであります。
　　建　物　７年～50年
　　動　産　２年～20年
　その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
　なお、平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる中間連結貸借対照表等に与える影響は軽微であります。
　また、当中間連結会計期間より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる中間連結貸借対照表等に与える影響は軽微であります。
　７．無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づいて償却しております。
　８．当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
　また､その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。
　９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記24.の３カ月以上延滞債権又は下記25.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は

517,426百万円であります。
10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。
11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく当中間連結会計期間末の要支給額を計上しております。
13. 預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付けで公表されたことを踏まえ、当中間連結会計期間より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。
　この結果、従来の方法によった場合に比べ経常利益及び税金等調整前中間純利益は11,716百万円それぞれ減少しております。
14. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
15. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。
　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
　個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。
　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は28,190百万円（税効果額控除前）、繰延ヘッジ利益の総額は20,294百万円（同前）であります。
16. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
17. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。
18. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
19. 特別法上の引当金は、次のとおり計上しております。
　金融商品取引責任準備金　1,137百万円　金融商品取引法第46条の５第１項及び第48条の３第１項の規定に基づく準備金であります。
　従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任

準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当中間連結会計期間から金融商品取引責任準備金として計上しております。

20. 有価証券には、非連結子会社及び関連会社の株式438,588百万円及び出資金5,012百万円を含んでおります。

21. 有形固定資産の減価償却累計額　　568,380百万円
　リース資産の減価償却累計額　　1,605,376百万円

22. 有形固定資産の圧縮記帳額　　　67,070百万円

23. 貸出金のうち、破綻先債権額は59,904百万円、延滞債権額は533,325百万円であります。
　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

24. 貸出金のうち、３カ月以上延滞債権額は31,769百万円であります。
　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

25. 貸出金のうち、貸出条件緩和債権額は441,944百万円であります。
　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

26. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,066,944百万円であります。なお、23. から26. に掲げた債権額は、貸倒引当金控除前の金額であります。

27. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は867,838百万円であります。

28. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	106,326百万円
特定取引資産	617,814百万円
有価証券	4,993,694百万円
貸出金	223,360百万円
その他資産（延払資産等）	2,922百万円
担保資産に対応する債務	
預金	20,529百万円
コールマネー及び売渡手形	1,065,000百万円
売現先勘定	142,939百万円
債券貸借取引受入担保金	2,431,734百万円
特定取引負債	165,806百万円
借用金	1,865,904百万円
その他負債	22,643百万円
支払承諾	163,430百万円

　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,188百万円、特定取引資産272,293百万円、有価証券2,779,447百万円及び貸出金591,044百万円を差し入れております。
　また、その他資産のうち保証金は84,093百万円、先物取引差入証拠金は6,765百万円であります。

29. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。
　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

30. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金521,500百万円が含まれております。

31. 社債には、劣後特約付社債2,255,632百万円が含まれております。
32. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第２条第３項）による社債に対する保証債務の額は2,258,816百万円であります。
33. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計78,271百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は913,839百万円、当中間連結会計期間末に当該処分をせずに所有しているものは451,439百万円であります。
34. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,096,806百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが33,680,296百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
35. 企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当中間連結会計期間から適用しております。この結果、従来の方法によった場合に比べ、中間純利益は18,925百万円減少しております。
36. 「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準及び実務指針を適用しております。

中間連結損益計算書

自　平成19年 4月 1日
至　平成19年 9月30日

（金額単位　百万円）

科目	金額
経常収益	2,077,552
資金運用収益	1,082,577
（うち貸出金利息）	771,407
（うち有価証券利息配当金）	167,526
信託報酬	2,262
役務取引等収益	346,671
特定取引収益	118,362
その他業務収益	488,686
その他経常収益	38,991
経常費用	1,724,314
資金調達費用	483,002
（うち預金利息）	276,767
役務取引等費用	53,232
その他業務費用	479,774
営業経費	477,357
その他経常費用	230,947
経常利益	353,237
特別利益	1,549
特別損失	4,453
税金等調整前中間純利益	350,334
法人税、住民税及び事業税	53,951
法人税等調整額	89,270
少数株主利益	36,519
中間純利益	170,592

中間連結損益計算書注記

注1．記載金額は、百万円未満を切り捨てて表示しております。

2．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

3．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

4．「その他経常収益」には、株式等売却益14,293百万円及び持分法による投資利益19,030百万円を含んでおります。

5．「その他経常費用」には、貸倒引当金繰入額73,113百万円、貸出金償却65,014百万円及び株式等償却60,350百万円を含んでおります。

6．「特別利益」には、固定資産処分益1,163百万円及び償却債権取立益386百万円を含んでおります。

7．「特別損失」は、固定資産処分損1,247百万円及び減損損失3,205百万円であります。

8．当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	営業用店舗	4ヵ店	土地、建物等	41百万円
	遊休資産	11物件		280百万円
近畿圏	営業用店舗	1ヵ店	土地、建物等	51百万円
	遊休資産	8物件		2,553百万円
その他	営業用店舗	9ヵ店	土地、建物等	17百万円
	遊休資産	8物件		262百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

中間連結株主資本等変動計算書

当中間連結会計期間（自　平成19年 4月 1日　至　平成19年 9月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高（百万円）	1,420,877	57,773	1,386,436	△ 123,454	2,741,632
中間連結会計期間中の変動額					
剰余金の配当			△ 65,911		△ 65,911
中間純利益			170,592		170,592
自己株式の取得				△ 641	△ 641
自己株式の処分		96		240	337
連結子会社の増加に伴う増加			1		1
連結子会社の減少に伴う増加			4		4
連結子会社の増加に伴う減少			△ 6		△ 6
連結子会社の減少に伴う減少			△ 3		△ 3
土地再評価差額金取崩			263		263
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	96	104,941	△ 400	104,636
平成19年9月30日残高（百万円）	1,420,877	57,869	1,491,378	△ 123,855	2,846,269

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高（百万円）	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279
中間連結会計期間中の変動額								
剰余金の配当								△ 65,911
中間純利益								170,592
自己株式の取得								△ 641
自己株式の処分								337
連結子会社の増加に伴う増加								1
連結子会社の減少に伴う増加								4
連結子会社の増加に伴う減少								△ 6
連結子会社の減少に伴う減少								△ 3
土地再評価差額金取崩								263
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△ 196,259	△ 5,428	△ 265	22,228	△ 179,725	12	12,649	△ 167,063
中間連結会計期間中の変動額合計（百万円）	△ 196,259	△ 5,428	△ 265	22,228	△ 179,725	12	12,649	△ 62,426
平成19年9月30日残高（百万円）	1,065,875	△ 93,158	37,339	△ 8,428	1,001,628	27	1,420,928	5,268,853

中間連結株主資本等変動計算書注記

注1. 記載金額は、百万円未満を切り捨てて表示しております。

2. 発行済株式の種類及び総数並びに自己株式の種類及び株式数は、次のとおりであります。

(単位:株)

	前連結会計年度末株式数	当中間連結会計期間増加株式数	当中間連結会計期間減少株式数	当中間連結会計期間末株式数	摘要
発行済株式					
普通株式	7,733,653.77	—	—	7,733,653.77	
第1回第四種優先株式	4,175	—	—	4,175	
第2回第四種優先株式	4,175	—	—	4,175	
第3回第四種優先株式	4,175	—	—	4,175	
第4回第四種優先株式	4,175	—	—	4,175	
第5回第四種優先株式	4,175	—	—	4,175	
第6回第四種優先株式	4,175	—	—	4,175	
第7回第四種優先株式	4,175	—	—	4,175	
第8回第四種優先株式	4,175	—	—	4,175	
第9回第四種優先株式	4,175	—	—	4,175	
第10回第四種優先株式	4,175	—	—	4,175	
第11回第四種優先株式	4,175	—	—	4,175	
第12回第四種優先株式	4,175	—	—	4,175	
第1回第六種優先株式	70,001	—	—	70,001	
合計	7,853,754.77	—	—	7,853,754.77	
自己株式					
普通株式	168,630.95	583.58	424.62	168,789.91	(注)
合計	168,630.95	583.58	424.62	168,789.91	

(注) 普通株式の自己株式の増加583.58株は、端株の買取りによる増加であります。
また、普通株式の自己株式の減少424.62株は、端株の売渡し及びストック・オプションの権利行使による減少130.62株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

3. 新株予約権に関する事項は、次のとおりであります。

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株） 前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	当中間連結会計期間末残高（百万円）	摘要
当社	ストック・オプションとしての新株予約権						-	
連結子会社							27	
合計							27	

4. 当社の配当については、次のとおりであります。

(1) 当中間連結会計期間中の配当金支払額

決議日	株式の種類	配当金の総額（百万円）	1株当たりの金額（円）	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が当中間連結会計期間の末日後となるもの

決議日	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成19年11月19日取締役会	普通株式	38,326	利益剰余金	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	利益剰余金	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成19年9月30日	平成19年12月7日

前中間連結会計期間（自　平成18年 4月 1日　至　平成18年 9月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高（百万円）	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
中間純利益			243,660		243,660
自己株式の取得				△ 1,219,877	△ 1,219,877
自己株式の処分		15		56	71
自己株式の消却		△ 1,174,036		1,174,036	―
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△ 6		△ 6
連結子会社の減少に伴う減少			△ 2		△ 2
土地再評価差額金取崩			231		231
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	―	△ 952,655	196,335	△ 45,785	△ 802,105
平成18年9月30日残高（百万円）	1,420,877	276,570	1,188,399	△ 50,178	2,835,668

	評価・換算差額等							
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計	新株予約権	少数株主持分	純資産合計
平成18年3月31日残高（百万円）	819,927	―	38,173	△ 41,475	816,625	―	1,113,025	5,567,424
中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
中間純利益								243,660
自己株式の取得								△ 1,219,877
自己株式の処分								71
自己株式の消却								―
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△ 6
連結子会社の減少に伴う減少								△ 2
土地再評価差額金取崩								231
株主資本以外の項目の中間連結会計期間中の変動額（純額）	3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 142,526
中間連結会計期間中の変動額合計（百万円）	3,285	△ 88,079	△ 224	△ 6,434	△ 91,452	4	△ 51,078	△ 944,631
平成18年9月30日残高（百万円）	823,213	△ 88,079	37,948	△ 47,909	725,173	4	1,061,946	4,622,792

（注）記載金額は百万円未満を切り捨てて表示しております。

前連結会計年度（自　平成18年 4月 1日　至　平成19年 3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高（百万円）	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
当期純利益			441,351		441,351
自己株式の取得				△ 1,519,599	△ 1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△ 1,396,277		1,396,277	－
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△ 16		△ 16
連結子会社の減少に伴う減少			△ 5		△ 5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	△ 1,171,452	394,372	△ 119,061	△ 896,141
平成19年3月31日残高（百万円）	1,420,877	57,773	1,386,436	△ 123,454	2,741,632

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高（百万円）	819,927	－	38,173	△ 41,475	816,625	－	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
当期純利益								441,351
自己株式の取得								△ 1,519,599
自己株式の処分								7,720
自己株式の消却								－
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△ 16
連結子会社の減少に伴う減少								△ 5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額（純額）	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計（百万円）	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	△ 236,144
平成19年3月31日残高（百万円）	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279

（注）記載金額は百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

自　平成19年 4月 1日
至　平成19年 9月30日

(金額単位　百万円)

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	350,334
固定資産減価償却費	39,470
リース資産減価償却費	170,242
減損損失	3,205
のれん償却額	4,182
持分法による投資損益（△）	△ 19,030
子会社株式売却損益及び 子会社の増資に伴う持分変動損益（△）	106
貸倒引当金の増加額	13,038
賞与引当金の増加額	△ 2,603
退職給付引当金の増加額	412
役員退職慰労引当金の増加額	△ 444
預金払戻引当金の増加額	11,716
資金運用収益	△ 1,082,577
資金調達費用	483,002
有価証券関係損益（△）	49,784
金銭の信託の運用損益（△）	△ 245
為替差損益（△）	36,271
固定資産処分損益（△）	84
リース資産処分損益（△）	△ 1,987
特定取引資産の純増（△）減	△ 198,303
特定取引負債の純増減（△）	206,229
貸出金の純増（△）減	△ 1,564,926
預金の純増減（△）	818,665
譲渡性預金の純増減（△）	△ 62,963
借用金（劣後特約付借入金を除く）の純増減（△）	859,543
有利息預け金の純増（△）減	△ 1,379,961
コールローン等の純増（△）減	△ 694,085
債券貸借取引支払保証金の純増（△）減	1,212,637
コールマネー等の純増減（△）	△ 95,414
債券貸借取引受入担保金の純増減（△）	1,231,137
外国為替（資産）の純増（△）減	△ 43,849
外国為替（負債）の純増減（△）	16,960
短期社債（負債）の純増減（△）	△ 1,300
普通社債の発行・償還による純増減（△）	△ 135,716
信託勘定借の純増減（△）	△ 19,169
資金運用による収入	1,070,519
資金調達による支出	△ 454,539
その他	410,817
小　計	1,231,246
法人税等の支払額	6,590
営業活動によるキャッシュ・フロー	1,237,836
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 17,909,744
有価証券の売却による収入	10,576,473
有価証券の償還による収入	6,891,933
金銭の信託の増加による支出	△ 547
金銭の信託の減少による収入	796
有形固定資産の取得による支出	△ 24,122
有形固定資産の売却による収入	2,059
無形固定資産の取得による支出	△ 23,015
無形固定資産の売却による収入	20
リース資産の取得による支出	△ 200,317
リース資産の売却による収入	21,044
子会社株式の一部売却による収入	198
連結範囲の変更を伴う子会社株式の取得による支出	△ 3,453
投資活動によるキャッシュ・フロー	△ 668,677
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	25,000
劣後特約付借入金の返済による支出	△ 63,000
劣後特約付社債・新株予約権付社債の発行による収入	90,000
劣後特約付社債・新株予約権付社債の償還による支出	△ 19,700
配当金支払額	△ 65,837
少数株主からの払込みによる収入	3,425
少数株主への配当金支払額	△ 33,704
自己株式の取得による支出	△ 641
自己株式の処分による収入	770
財務活動によるキャッシュ・フロー	△ 63,688
Ⅳ 現金及び現金同等物に係る換算差額	1,082
Ⅴ 現金及び現金同等物の増加額	506,553
Ⅵ 現金及び現金同等物の期首残高	1,927,024
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	18,869
Ⅷ 現金及び現金同等物の中間期末残高	2,452,448

中間連結キャッシュ・フロー計算書注記

注1．記載金額は、百万円未満を切り捨てて表示しております。
2．中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
3．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成19年9月30日現在

現金預け金勘定	5,944,160百万円
有利息預け金	△3,491,711百万円
現金及び現金同等物	2,452,448百万円

4．重要な非資金取引の内容
議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産	1,504,288百万円		
(うちその他資産	548,428百万円	支払承諾見返	891,593百万円)
負債	1,471,831百万円		
(うち借用金	436,628百万円	支払承諾	891,593百万円)

比較中間連結貸借対照表（主要内訳）

（金額単位　百万円）

	当中間連結会計期間（平成19年9月30日現在）(A)	前中間連結会計期間（平成18年9月30日現在）(B)	比較 (A)−(B)	前連結会計年度要約連結貸借対照表（平成19年3月31日現在）(C)	比較 (A)−(C)
（資産の部）					
現金預け金	5,944,160	4,010,986	1,933,174	4,036,856	1,907,304
コールローン及び買入手形	1,383,235	1,462,077	△ 78,842	1,107,078	276,157
買現先勘定	371,109	110,257	260,852	76,551	294,558
債券貸借取引支払保証金	1,064,257	1,178,045	△ 113,788	2,276,894	△ 1,212,637
買入金銭債権	1,102,863	940,702	162,161	963,916	138,947
特定取引資産	3,491,395	3,404,589	86,806	3,277,885	213,510
金銭の信託	2,627	2,820	△ 193	2,924	△ 297
有価証券	20,599,844	22,351,635	△ 1,751,791	20,537,500	62,344
貸出金	60,193,566	59,184,457	1,009,109	58,689,322	1,504,244
外国為替	926,162	929,490	△ 3,328	881,436	44,726
その他資産	3,900,851	3,257,139	643,712	3,349,949	550,902
有形固定資産	819,772	706,702	113,070	817,567	2,205
無形固定資産	232,682	228,885	3,797	234,896	△ 2,214
リース資産	1,014,350	991,699	22,651	1,001,346	13,004
繰延税金資産	915,876	1,023,325	△ 107,449	887,224	28,652
支払承諾見返	4,895,451	3,748,150	1,147,301	3,606,050	1,289,401
貸倒引当金	△ 930,577	△ 978,999	48,422	△ 889,093	△ 41,484
資産の部合計	105,927,629	102,551,964	3,375,665	100,858,309	5,069,320
（負債の部）					
預金	72,925,766	72,165,553	760,213	72,156,224	769,542
譲渡性預金	2,528,292	2,492,353	35,939	2,589,217	△ 60,925
コールマネー及び売渡手形	2,191,690	2,562,041	△ 370,351	2,286,698	△ 95,008
売現先勘定	143,980	805,915	△ 661,935	140,654	3,326
債券貸借取引受入担保金	2,747,480	3,141,635	△ 394,155	1,516,342	1,231,138
特定取引負債	2,165,097	1,932,323	232,774	1,942,973	222,124
借用金	4,395,401	3,061,744	1,333,657	3,214,137	1,181,264
外国為替	341,203	329,273	11,930	323,890	17,313
短期社債	438,300	405,100	33,200	439,600	△ 1,300
社債	4,030,059	4,155,770	△ 125,711	4,093,525	△ 63,466
信託勘定借	45,893	50,733	△ 4,840	65,062	△ 19,169
その他負債	3,622,023	2,920,902	701,121	2,981,714	640,309
賞与引当金	25,754	22,868	2,886	27,513	△ 1,759
退職給付引当金	37,594	33,864	3,730	34,424	3,170
役員退職慰労引当金	6,995	−	6,995	7,371	△ 376
預金払戻引当金	11,716	−	11,716	−	11,716
特別法上の引当金	1,137	1,136	1	1,137	△0
繰延税金負債	55,589	49,876	5,713	50,953	4,636
再評価に係る繰延税金負債	49,347	49,929	△ 582	49,536	△ 189
支払承諾	4,895,451	3,748,150	1,147,301	3,606,050	1,289,401
負債の部合計	100,658,776	97,929,171	2,729,605	95,527,029	5,131,747
純資産の部合計	5,268,853	4,622,792	646,061	5,331,279	△ 62,426
負債及び純資産の部合計	105,927,629	102,551,964	3,375,665	100,858,309	5,069,320

（注）記載金額は百万円未満を切り捨てて表示しております。

比較中間連結損益計算書(主要内訳)

(金額単位　百万円)

	当中間連結会計期間 自 平成19年4月 1日 至 平成19年9月30日 (A)	前中間連結会計期間 自 平成18年4月 1日 至 平成18年9月30日 (B)	比較 (A)－(B)	前連結会計年度要約連結損益計算書 自 平成18年4月 1日 至 平成19年3月31日
経常収益	2,077,552	1,825,751	251,801	3,901,259
資金運用収益	1,082,577	909,808	172,769	1,979,069
(うち貸出金利息)	(771,407)	(651,018)	(120,389)	(1,375,851)
(うち有価証券利息配当金)	(167,526)	(157,718)	(9,808)	(369,770)
信託報酬	2,262	1,416	846	3,508
役務取引等収益	346,671	337,322	9,349	705,998
特定取引収益	118,362	54,496	63,866	127,561
その他業務収益	488,686	501,121	△ 12,435	1,003,632
その他経常収益	38,991	21,586	17,405	81,489
経常費用	1,724,314	1,468,614	255,700	3,102,649
資金調達費用	483,002	350,193	132,809	810,476
(うち預金利息)	(276,767)	(199,933)	(76,834)	(457,078)
役務取引等費用	53,232	53,927	△ 695	96,812
特定取引費用	－	2,883	△ 2,883	1,936
その他業務費用	479,774	511,352	△ 31,578	1,004,370
営業経費	477,357	432,705	44,652	888,561
その他経常費用	230,947	117,553	113,394	300,491
経常利益	353,237	357,136	△ 3,899	798,610
特別利益	1,549	48,284	△ 46,735	46,527
特別損失	4,453	4,118	335	38,347
税金等調整前中間(当期)純利益	350,334	401,302	△ 50,968	806,790
法人税、住民税及び事業税	53,951	42,273	11,678	87,818
法人税等調整額	89,270	86,218	3,052	218,770
少数株主利益	36,519	29,149	7,370	58,850
中間(当期)純利益	170,592	243,660	△ 73,068	441,351

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結キャッシュ・フロー計算書

（金額単位　百万円）

連結会計期間別 科目	当中間連結会計期間 自 平成19年4月1日 至 平成19年9月30日 (A)	前中間連結会計期間 自 平成18年4月1日 至 平成18年9月30日 (B)	比較 (A) − (B)	前連結会計年度 連結ｷｬｯｼｭ･ﾌﾛｰ計算書 自 平成18年4月1日 至 平成19年3月31日
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	350,334	401,302	△ 50,968	806,790
固定資産減価償却費	39,470	38,389	1,081	78,869
リース資産減価償却費	170,242	167,651	2,591	335,399
減損損失	3,205	2,006	1,199	30,548
のれん償却額	4,182	2,070	2,112	4,858
持分法による投資損益（△）	△ 19,030	32,344	△ 51,374	104,170
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	106	△ 5,121	5,227	△ 5,072
貸倒引当金の増加額	13,038	△ 56,241	69,279	△ 146,971
賞与引当金の増加額	△ 2,603	△ 2,512	△ 91	2,128
退職給付引当金の増加額	412	△ 3,200	3,612	△ 2,639
役員退職慰労引当金の増加額	△ 444	−	△ 444	7,371
預金払戻引当金の増加額	11,716	−	11,716	−
資金運用収益	△ 1,082,577	△ 909,808	△ 172,769	△ 1,979,069
資金調達費用	483,002	350,193	132,809	810,476
有価証券関係損益（△）	49,784	56,013	△ 6,229	71,686
金銭の信託の運用損益（△）	△ 245	△ 0	△ 245	△ 0
為替差損益（△）	36,271	△ 41,522	77,793	△ 103,541
固定資産処分損益（△）	84	1,327	△ 1,243	3,067
リース資産処分損益（△）	△ 1,987	△ 473	△ 1,514	△ 1,364
特定取引資産の純増（△）減	△ 198,303	628,566	△ 826,869	767,067
特定取引負債の純増減（△）	206,229	△ 965,531	1,171,760	△ 969,090
貸出金の純増（△）減	△ 1,564,926	△ 1,909,796	344,870	△ 1,376,693
預金の純増減（△）	818,665	1,332,022	△ 513,357	1,307,266
譲渡性預金の純増減（△）	△ 62,963	△ 222,330	159,367	△ 136,304
借用金（劣後特約付借入金を除く）の純増減（△）	859,543	934,051	△ 74,508	1,141,752
有利息預け金の純増（△）減	△ 1,379,961	410,829	△ 1,790,790	△ 157,092
コールローン等の純増（△）減	△ 694,085	△ 981,573	287,488	△ 612,297
債券貸借取引支払保証金の純増（△）減	1,212,637	778,605	434,032	△ 320,243
コールマネー等の純増減（△）	△ 95,414	△ 5,047,597	4,952,183	△ 5,994,528
コマーシャル・ペーパーの純増減（△）	−	△ 10,000	10,000	△ 10,000
債券貸借取引受入担保金の純増減（△）	1,231,137	394,509	836,628	△ 1,230,782
外国為替（資産）の純増（△）減	△ 43,849	18,596	△ 62,445	66,917
外国為替（負債）の純増減（△）	16,960	△ 118,530	135,490	△ 124,047
短期社債（負債）の純増減（△）	△ 1,300	21,200	△ 22,500	55,700
普通社債の発行・償還による純増減（△）	△ 135,716	△ 95,170	△ 40,546	△ 198,091
信託勘定借の純増減（△）	△ 19,169	△ 267,864	248,695	△ 253,534
資金運用による収入	1,070,519	905,873	164,646	1,966,949
資金調達による支出	△ 454,539	△ 324,296	△ 130,243	△ 774,678
その他	410,817	240,032	170,785	197,841
小計	1,231,246	△ 4,245,985	5,477,231	△ 6,637,179
法人税等の支払額	6,590	△ 84,921	91,511	△ 123,561
営業活動によるキャッシュ・フロー	1,237,836	△ 4,330,906	5,568,742	△ 6,760,740
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出	△ 17,909,744	△ 18,563,216	653,472	△ 35,085,809
有価証券の売却による収入	10,576,473	11,389,367	△ 812,894	21,544,154
有価証券の償還による収入	6,891,933	10,257,301	△ 3,365,368	18,886,454
金銭の信託の増加による支出	△ 547	−	△ 547	−
金銭の信託の減少による収入	796	−	796	−
有形固定資産の取得による支出	△ 24,122	△ 24,041	△ 81	△ 193,614
有形固定資産の売却による収入	2,059	3,545	△ 1,486	8,474
無形固定資産の取得による支出	△ 23,015	△ 23,957	942	△ 57,506
無形固定資産の売却による収入	20	4	16	6
リース資産の取得による支出	△ 200,317	△ 180,717	△ 19,600	△ 383,526
リース資産の売却による収入	21,044	21,565	△ 521	48,392
子会社株式の一部売却による収入	198	3,468	△ 3,270	3,745
連結範囲の変更を伴う子会社株式の取得による支出	△ 3,453	−	△ 3,453	△ 1,317
投資活動によるキャッシュ・フロー	△ 668,677	2,883,317	△ 3,551,994	4,769,454
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入	25,000	10,000	15,000	20,000
劣後特約付借入金の返済による支出	△ 63,000	△ 15,000	△ 48,000	△ 83,000
劣後特約付社債・新株予約権付社債の発行による収入	90,000	120,000	△ 30,000	196,951
劣後特約付社債・新株予約権付社債の償還による支出	△ 19,700	△ 126,829	107,129	△ 181,283
配当金支払額	△ 65,837	△ 47,904	△ 17,933	△ 47,926
少数株主からの払込みによる収入	3,425	30,740	△ 27,315	360,362
少数株主への配当金支払額	△ 33,704	△ 30,883	△ 2,821	△ 46,724
自己株式の取得による支出	△ 641	△ 1,174,922	1,174,281	△ 1,474,644
自己株式の処分による収入	770	71	699	11,320
財務活動によるキャッシュ・フロー	△ 63,688	△ 1,234,728	1,171,040	△ 1,244,945
Ⅳ 現金及び現金同等物に係る換算差額	1,082	1,279	△ 197	3,434
Ⅴ 現金及び現金同等物の増加額	506,553	△ 2,681,038	3,187,591	△ 3,232,797
Ⅵ 現金及び現金同等物の期首残高	1,927,024	5,159,822	△ 3,232,798	5,159,822
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	18,869	0	18,869	0
Ⅷ 現金及び現金同等物の中間期末（期末）残高	2,452,448	2,478,784	△ 26,336	1,927,024

（注）記載金額は百万円未満を切り捨てて表示しております。

(有価証券関係)

当中間連結会計期間(平成19年 9月30日現在)

(注)中間連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	当中間連結会計期間(平成19年 9月30日現在)		
	中間連結貸借対照表計上額	時 価	差 額
国 債	629,520	624,234	△5,285
地方債	97,206	95,885	△1,321
社 債	386,456	383,881	△2,575
その他	5,630	5,633	2
合 計	1,118,814	1,109,634	△9,179

(注)時価は、当中間連結会計期間末日における市場価格等に基づいております。

(2) その他有価証券で時価のあるもの

(金額単位 百万円)

	当中間連結会計期間(平成19年 9月30日現在)		
	取得原価	中間連結貸借対照表計上額	評価差額
株 式	1,954,559	3,683,628	1,729,068
債 券	7,907,468	7,744,228	△163,239
国 債	6,742,468	6,592,972	△149,495
地方債	437,521	430,861	△6,659
社 債	727,478	720,394	△7,083
その他	3,731,231	3,690,266	△40,964
合 計	13,593,259	15,118,124	1,524,864

(注) 1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は53,536百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(3) 時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

(金額単位 百万円)

	当中間連結会計期間(平成19年 9月30日現在)
満期保有目的の債券	
非上場外国証券	17
その他	1,236
その他有価証券	
非上場株式(店頭売買株式を除く)	396,824
非上場債券	2,715,372
非上場外国証券	694,951
その他	628,856

（金銭の信託関係）

当中間連結会計期間（平成19年 9月30日現在）

(1) 満期保有目的の金銭の信託

該当ありません。

(2) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当中間連結会計期間（平成19年 9月30日現在）		
	取得原価	中間連結貸借対照表計上額	評価差額
その他の金銭の信託	2, 549	2, 627	78

（注）中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

（その他有価証券評価差額金）

当中間連結会計期間（平成19年 9月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	当中間連結会計期間（平成19年 9月30日現在）
評 価 差 額	1, 525, 150
その他有価証券	1, 525, 072
その他の金銭の信託	78
（△）繰延税金負債	461, 506
その他有価証券評価差額金（持分相当額調整前）	1, 063, 644
（△）少数株主持分相当額	6, 982
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	9, 213
その他有価証券評価差額金	1, 065, 875

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

(ストック・オプション等関係)

当中間連結会計期間（自　平成19年 4月 1日　　至　平成19年 9月30日）

1. ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

営業経費　　　12百万円

（セグメント情報）

1．事業の種類別セグメント情報

当中間連結会計期間（自　平成19年 4月1日　　至　平成19年 9月30日）　　　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,452,779	409,593	215,180	2,077,552	−	2,077,552
(2) セグメント間の内部経常収益	26,932	10,133	125,849	162,915	(162,915)	−
計	1,479,711	419,727	341,029	2,240,468	(162,915)	2,077,552
経常費用	1,215,669	401,701	252,145	1,869,516	(145,202)	1,724,314
経常利益	264,042	18,025	88,883	370,951	(17,713)	353,237

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

2．所在地別セグメント情報

当中間連結会計期間（自　平成19年 4月1日　　至　平成19年 9月30日）　　　　（金額単位 百万円）

	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,695,995	137,724	130,801	113,030	2,077,552	−	2,077,552
(2) セグメント間の内部経常収益	53,655	28,300	7,890	24,455	114,300	(114,300)	−
計	1,749,650	166,025	138,691	137,485	2,191,853	(114,300)	2,077,552
経常費用	1,475,840	128,653	122,810	102,507	1,829,812	(105,498)	1,724,314
経常利益	273,810	37,371	15,880	34,977	362,040	(8,802)	353,237

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間［自 平成19年 4月 1日 至 平成19年 9月30日］	381,556	2,077,552	% 18.4

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(開示対象特別目的会社関係)

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社（ケイマン法人及び有限責任中間法人等の形態によっております。）14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額（単純合算）は2,865,600百万円、負債総額（単純合算）は2,865,738百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

当中間連結会計期間における特別目的会社との取引金額等は、次のとおりであります。

(金額単位　百万円)

	主な取引の当中間連結会計期間末残高 (平成19年9月30日現在)	主な損益 (自　平成19年4月1日　至　平成19年9月30日)	
		(項目)	(金額)
貸出金	2,158,322	貸出金利息	3,950
信用枠	859,423	役務取引等収益	1,541
流動性枠	429,459	―	―

（1株当たり情報）

		当中間連結会計期間 （自　平成19年 4月 1日 至　平成19年 9月30日）
1株当たり純資産額	円	460,168.95
1株当たり中間純利益	円	21,694.19
潜在株式調整後1株当たり中間純利益	円	20,840.67

（注）1．1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

		当中間連結会計期間 （自　平成19年 4月 1日 至　平成19年 9月30日）
1株当たり中間純利益		
中間純利益	百万円	170,592
普通株主に帰属しない金額	百万円	6,479
（うち中間優先配当額）	百万円	6,479
普通株式に係る中間純利益	百万円	164,113
普通株式の中間期中平均株式数	千株	7,564
潜在株式調整後1株当たり中間純利益		
中間純利益調整額	百万円	3,376
（うち中間優先配当額）	百万円	3,381
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	百万円	△4
普通株式増加数	千株	471
（うち優先株式）	千株	471
（うち新株予約権）	千株	0
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要		—

2．1株当たり純資産額の算定上の基礎は、次のとおりであります。

		当中間連結会計期間末 （平成19年 9月30日）
純資産の部の合計額	百万円	5,268,853
純資産の部の合計額から控除する金額	百万円	1,787,738
（うち優先株式）	百万円	360,303
（うち中間優先配当額）	百万円	6,479
（うち新株予約権）	百万円	27
（うち少数株主持分）	百万円	1,420,928
普通株式に係る中間期末の純資産額	百万円	3,481,115
1株当たり純資産額の算定に用いられた中間期末の普通株式の数	千株	7,564

(重要な後発事象)

当中間連結会計期間（自 平成19年 4月 1日　至 平成19年 9月30日）

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社（以下、「三井住友銀リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友銀オート」という。）は、平成19年7月30日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

（パーチェス法適用関係）

リース事業会社の合併

1．被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

(1) 被取得企業の名称及び事業の内容

住商リース（事業の内容：リース事業）

(2) 企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

（合併会社の商号：三井住友ファイナンス＆リース株式会社）

(5) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(6) 取得した議決権比率

55％

（子会社の企業結合関係）

オートリース事業会社の合併

1．子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

(1) 子会社を含む結合当事企業の名称及び事業の内容

結合企業　　住商オート（事業の内容：オートリース事業）

被結合企業　　三井住友銀オート（事業の内容：オートリース事業）

(2) 企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

(合併会社の商号：住友三井オートサービス株式会社)

2．会計処理の概要

「事業分離等に関する会計基準（企業会計基準第７号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたします。

3．事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

4．当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益	69,752百万円
経常利益	2,237百万円
中間純利益	1,254百万円

5．継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

(その他の注記事項等)

リース取引、デリバティブ取引に関する注記事項については、従来からEDINETにおいて開示していること及び迅速な開示の観点等から、中間決算短信における開示を省略しております。

中間貸借対照表

（金額単位　百万円）

	前中間会計期間（平成18年 9月30日現在） 金額	構成比	当中間会計期間（平成19年 9月30日現在） 金額	構成比	前事業年度要約貸借対照表（平成19年 3月31日現在） 金額	構成比
（資産の部）		%		%		%
流動資産						
現金及び預金	18,458		46,052		37,073	
その他	63,436		2,732		72,291	
流動資産合計	81,894	2.1	48,785	1.2	109,364	2.8
固定資産						
有形固定資産	9		6		7	
無形固定資産	26		14		20	
投資その他の資産	3,847,671		3,952,663		3,850,052	
関係会社株式	3,847,651		3,950,934		3,847,716	
その他	20		1,728		2,336	
固定資産合計	3,847,707	97.9	3,952,685	98.8	3,850,079	97.2
繰延資産	150	0.0	—	—	—	—
資産合計	3,929,752	100.0	4,001,470	100.0	3,959,444	100.0
（負債の部）						
流動負債						
短期借入金	620,000		1,059,030		959,030	
賞与引当金	76		82		83	
その他	57,463		2,055		2,258	
流動負債合計	677,539	17.2	1,061,168	26.5	961,372	24.3
固定負債						
役員退職慰労引当金	—		178		174	
固定負債合計	—	—	178	0.0	174	0.0
負債合計	677,539	17.2	1,061,347	26.5	961,546	24.3
（純資産の部）						
株主資本						
資本金	1,420,877	36.2	1,420,877	35.5	1,420,877	35.9
資本剰余金						
資本準備金	642,355		642,355		642,355	
その他資本剰余金	510,385		288,073		288,113	
資本剰余金合計	1,152,740	29.3	930,429	23.3	930,469	23.5
利益剰余金						
その他利益剰余金						
別途積立金	30,420		30,420		30,420	
繰越利益剰余金	653,398		641,456		698,709	
利益剰余金合計	683,818	17.4	671,876	16.8	729,129	18.4
自己株式	△ 5,223	△ 0.1	△ 83,060	△ 2.1	△ 82,578	△ 2.1
株主資本合計	3,252,213	82.8	2,940,122	73.5	2,997,898	75.7
純資産合計	3,252,213	82.8	2,940,122	73.5	2,997,898	75.7
負債純資産合計	3,929,752	100.0	4,001,470	100.0	3,959,444	100.0

（注）記載金額は百万円未満を切り捨てて表示しております。

中間損益計算書

(金額単位　百万円)

	前中間会計期間 (自 平成18年 4月 1日 至 平成18年 9月30日) 金額		百分比	当中間会計期間 (自 平成19年 4月 1日 至 平成19年 9月30日) 金額		百分比	前事業年度要約損益計算書 (自 平成18年 4月 1日 至 平成19年 3月31日) 金額		百分比
営業収益									
関係会社受取配当金	317,486			15,022			366,680		
関係会社受入手数料	3,854	321,340	100.0	8,913	23,936	100.0	9,798	376,479	100.0
営業費用									
販売費及び一般管理費	1,567	1,567	0.5	3,333	3,333	13.9	3,641	3,641	1.0
営業利益		319,772	99.5		20,602	86.1		372,838	99.0
営業外収益		219	0.1		282	1.2		234	0.1
営業外費用		880	0.3		9,228	38.6		8,594	2.3
経常利益		319,112	99.3		11,655	48.7		364,477	96.8
税引前中間(当期)純利益		319,112	99.3		11,655	48.7		364,477	96.8
法人税、住民税及び事業税	345			1,583			2,918		
法人税等調整額	542	888	0.3	706	2,289	9.6	△ 1,975	942	0.2
中間(当期)純利益		318,223	99.0		9,366	39.1		363,535	96.6

(注) 記載金額は百万円未満を切り捨てて表示しております。

中間株主資本等変動計算書

当中間会計期間（自 平成19年 4月 1日 至 平成19年 9月30日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成19年 3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898
中間会計期間中の変動額										
剰余金の配当						△ 66,619	△ 66,619		△ 66,619	△ 66,619
中間純利益						9,366	9,366		9,366	9,366
自己株式の取得								△ 641	△ 641	△ 641
自己株式の処分			△ 39	△ 39				158	119	119
中間会計期間中の変動額合計（百万円）	－	－	△ 39	△ 39	－	△ 57,253	△ 57,253	△ 482	△ 57,775	△ 57,775
平成19年 9月30日残高（百万円）	1,420,877	642,355	288,073	930,429	30,420	641,456	671,876	△ 83,060	2,940,122	2,940,122

（注）記載金額は百万円未満を切り捨てて表示しております。

前中間会計期間（自 平成18年 4月 1日　至 平成18年 9月30日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年 3月31日残高（百万円）	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△ 4,393	3,935,426	3,935,426
中間会計期間中の変動額										
資本準備金の取崩		△ 1,000,000	1,000,000	−					−	−
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△ 47,951	△ 47,951		△ 47,951	△ 47,951
中間純利益						318,223	318,223		318,223	318,223
自己株式の取得								△ 1,174,922	△ 1,174,922	△ 1,174,922
自己株式の処分			15	15				56	71	71
自己株式の消却			△ 1,174,036	△ 1,174,036				1,174,036	−	−
中間会計期間中の変動額合計（百万円）	−	△ 778,634	△ 174,021	△ 952,655	−	270,272	270,272	△ 830	△ 683,213	△ 683,213
平成18年 9月30日残高（百万円）	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	△ 5,223	3,252,213	3,252,213

（注）記載金額は百万円未満を切り捨てて表示しております。

前事業年度（自 平成18年 4月 1日 至 平成19年 3月31日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年 3月31日残高（百万円）	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△ 4,393	3,935,426	3,935,426
事業年度中の変動額										
資本準備金の取崩		△ 1,000,000	1,000,000	－					－	－
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△ 47,951	△ 47,951		△ 47,951	△ 47,951
当期純利益						363,535	363,535		363,535	363,535
自己株式の取得								△ 1,474,644	△ 1,474,644	△ 1,474,644
自己株式の処分			△ 15	△ 15				182	167	167
自己株式の消却			△ 1,396,277	△ 1,396,277				1,396,277	－	－
事業年度中の変動額合計（百万円）	－	△ 778,634	△ 396,292	△ 1,174,927	－	315,583	315,583	△ 78,184	△ 937,527	△ 937,527
平成19年 3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898

（注）記載金額は百万円未満を切り捨てて表示しております。

November 19, 2007

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Financial Results for the Six Months ended September 30, 2007

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Payment of Interim Dividends: December 7, 2007

(Note) Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the six months ended September 30, 2007)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share	Net Income per Share (Diluted)
Six Months ended								
September 30, 2007	¥ 2,077,552	13.8 %	¥ 353,237	(1.1)%	¥ 170,592	(30.0)%	¥ 21,694.19	¥ 20,840.67
September 30, 2006	1,825,751	3.9	357,136	(23.0)	243,660	(37.9)	32,782.19	27,514.41
Fiscal Year ended March 31, 2007	3,901,259		798,610		441,351		57,085.83	51,494.17

Notes: 1. Equity in earnings (losses) of affiliates
(a) for the six months ended September 30, 2007 : ¥19,030 million (b) for the six months ended September 30, 2006 : ¥(32,344) million
(c) for the fiscal year ended March 31, 2007 : ¥(104,170) million
2. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous interim period.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Stockholders' Equity to Total Assets	Net Assets per Share	Capital Ratio
September 30, 2007	¥ 105,927,629	¥ 5,268,853	3.6 %	¥ 460,168.95	(Preliminary) 10.60%
September 30, 2006	102,551,964	4,622,792	3.5	394,556.25	10.07
March 31, 2007	100,858,309	5,331,279	3.9	469,228.59	11.31

Notes: 1. Stockholders' equity
(a) as of September 30, 2007: ¥3,847,897 million (b) as of September 30, 2006: ¥3,560,841 million (c) as of March 31, 2007: ¥3,922,986 million
2. Capital ratio as of March 31, 2007 and thereafter is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification No.20 issued by the Japanese Financial Services Agency in 2006). Capital ratio as of September 30, 2006 was calculated using the former method.

(3) Cash Flows (Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at period-end
Six Months ended				
September 30, 2007	¥ 1,237,836	¥ (668,677)	¥ (63,688)	¥ 2,452,448
September 30, 2006	(4,330,906)	2,883,317	(1,234,728)	2,478,784
Fiscal Year ended March 31, 2007	(6,760,740)	4,769,454	(1,244,945)	1,927,024

2. Dividends on Common Stock (Yen)

	Dividends per Share		
	Interim	Year-End	Annual
Fiscal Year ended March 31, 2007	¥ –	¥ 7,000	¥ 7,000
Fiscal Year ending March 31, 2008	5,000		10,000
Fiscal Year ending March 31, 2008 (Forecast)		5,000	

(Note) Dividends on unlisted preferred stock are reported on page 3.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2008)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year ending March 31, 2008	¥ 4,300,000	10.2%	¥ 940,000	17.7%	¥ 570,000	29.1%	¥ 73,635.36

(Note) Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

4. Other Information

(1) There was no change in significant consolidated subsidiary in the interim period.

(2) Change in significant accounting principles, procedures and presentation

(a) There was a change due to revision of accounting standards.

(b) There was a change due to other reasons.

(Note) The details are reported in Notes to Interim Consolidated Balance Sheet (notes 6, 13, 35 and 36) on page 13, 14 and 17.

(3) Number of common shares issued

(a) Number of shares issued (including treasury shares)

(i) as of September 30, 2007: 7,733,653 shares (ii) as of September 30, 2006: 7,733,653 shares (iii) as of March 31, 2007: 7,733,653 shares

(b) Number of treasury shares

(i) as of September 30, 2007: 168,789 shares (ii) as of September 30, 2006: 116,137 shares (iii) as of March 31, 2007: 168,630 shares

(Note) Number of shares used in calculating "Net income per share" (on a consolidated basis) is reported on page 34.

[Reference] Parent Company Only Financial Information

1. Non-consolidated Financial Results (for the six months ended September 30, 2007)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Six Months ended								
September 30, 2007	¥ 23,936	(92.6)%	¥ 20,602	(93.6)%	¥ 11,655	(96.3)%	¥ 9,366	(97.1)%
September 30, 2006	321,340	–	319,772	–	319,112	–	318,223	728.0
Fiscal Year ended March 31, 2007	376,479	–	372,838	–	364,477	–	363,535	–

	Net Income per Share
Six Months ended	
September 30, 2007	¥ 376.60
September 30, 2006	42,605.28
Fiscal Year ended March 31, 2007	46,326.41

(Note) Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous interim period.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
September 30, 2007	¥ 4,001,470	¥ 2,940,122	73.5 %	¥ 335,711.01
September 30, 2006	3,929,752	3,252,213	82.8	349,036.81
March 31, 2007	3,959,444	2,997,898	75.7	342,382.75

(Note) Stockholders' equity

(a) as of September 30, 2007: ¥2,940,122 million (b) as of September 30, 2006: ¥3,252,213 million (c) as of March 31, 2007: ¥2,997,898 million

2. Earnings Forecast on a Non-consolidated Basis (for the fiscal year ending March 31, 2008)

(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit	
Fiscal Year ending March 31, 2008	¥ 110,000	(70.8)%	¥ 105,000	(71.8)%	¥ 90,000	(75.3)%

	Net Income		Net Income per Share
Fiscal Year ending March 31, 2008	¥ 80,000	(78.0)%	¥ 8,746.04

(Note) Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Dividends on Preferred Stock

(Millions of yen, except per share data)

Type	Record Date	Cash Dividends per Share			Aggregate Amount of Dividends
		Interim Period-End	Year-End	Annual	
Preferred stock (1st to 12th series type 4)	Fiscal Year ended March 31, 2007	–	¥ 135,000	¥ 135,000	¥ 6,763
	Fiscal Year ending March 31, 2008	¥ 67,500		135,000	6,763
	Fiscal Year ending March 31, 2008 (forecast)		67,500		
Preferred stock (1st series type 6)	Fiscal Year ended March 31, 2007	–	88,500	88,500	6,195
	Fiscal Year ending March 31, 2008	44,250		88,500	6,195
	Fiscal Year ending March 31, 2008 (forecast)		44,250		

Calculation for Index

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks issued at period-end (excluding treasury stock)}}$$

I. Operating and Financial Review

1. Consolidated Operating Results for the Six Months Ended September 30, 2007

(1) Operating Results

In the six months ended September 30, 2007, SMFG endeavored to "fortify platform for supporting sustainable growth," and "strengthen targeted growth business areas" as the first step toward achieving the goals of "LEAD THE VALUE" Plan.

Ordinary income increased 13.8% to ¥2,077.5 billion due mainly to increases in (a) interest income from higher overseas loan balance, (b) interest income on loans from higher interest rates in Japan, and (c) other income resulting from an improvement in business performance of affiliated companies. Ordinary expenses increased 17.4% to ¥1,724.3 billion due mainly to increases in interest expenses, such as interest on deposits, and other expenses, including credit costs and losses on impairment of stockholdings, though other operating expenses decreased due mainly to a considerable improvement in bond-related losses.

As a result, Ordinary profit amounted to ¥353.2 billion. Net income, after adjusting Ordinary profit by Extraordinary gains or losses, was ¥170.5 billion.

(2) Segment Information

The breakdown of Ordinary income before elimination of internal transactions is as follows:

By business

Ordinary income		
Banking business	66%	(up 2 points from the previous interim period)
Leasing business	19%	(down 1 point)
Other business	15%	(down 1 point)

By region

Ordinary income		
Japan	80%	(down 2 points from the previous interim period)
The Americas	8%	(up 1 point)
Europe and Middle East	6%	(up 1 point)
Asia and Oceania	6%	(up 0 point)

(3) Earnings Forecast

Based on the medium-term management plan, SMFG intends to improve its corporate value through sustainable growth and realize a solid financial base as a global player.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to ¥4,300 billion, ¥940 billion, and ¥570 billion, respectively.

On a non-consolidated basis, Operating income, Operating profit, Ordinary profit and Net income are expected to amount to ¥110 billion, ¥105 billion, ¥90 billion, and ¥80 billion, respectively.

2. Consolidated Financial Position as of September 30, 2007

(1) Assets and Liabilities

Deposits amounted to ¥72,925.7 billion, an increase of ¥769.5 billion from the previous fiscal year-end and Negotiable certificates of deposit amounted to ¥2,528.2 billion, a decrease of ¥60.9 billion.

Loans and bills discounted amounted to ¥60,193.5 billion, an increase of ¥1,504.2 billion, due mainly to an increase in overseas lending to companies with high credit ratings and overseas project finance.

Total assets amounted to ¥105,927.6 billion, an increase of ¥5,069.3 billion.

(2) Net Assets

Stockholders' equity amounted to ¥2,846.2 billion, an increase of ¥104.6 billion from the previous fiscal year-end, as a result of recording Net income. On the other hand, Net unrealized gains on other securities decreased ¥196.2 billion to ¥1,065.8 billion. As a result, Net assets decreased ¥62.4 billion to ¥5,268.8 billion as compared with the previous fiscal year-end.

(3) Cash Flows

SMFG generated ¥1,237.8 billion of "Cash flows from operating activities," used ¥668.6 billion of "Cash flows from investing activities," and used ¥63.6 billion of "Cash flows from financing activities."

Consequently, Cash and cash equivalents amounted to ¥2,452.4 billion, an increase of ¥525.4 billion.

(4) Capital Ratio (preliminary)

Capital ratio was 10.60% on a consolidated basis.

3. Dividend Policy and Dividends for the Fiscal Year Ending March 31, 2008

SMFG subscribes to a fundamental policy of increasing dividends stably and continuously through a sustainable growth of corporate value while enhancing its Group's capital to maintain a sound financial position.

Under the medium-term management plan, SMFG is aiming for a payout ratio of over 20% on a consolidated net income basis in the fiscal year ending March 31, 2010, and will increase return to shareholders in step with the progress made in achieving the goals of the plan. Dividends on common stock for the fiscal year ending March 31, 2008 are expected to be as follows. Dividends on preferred stocks will be paid as prescribed.

Common stock	¥10,000 per share	(year-on-year increase of ¥3,000)
[interim dividends]	[5,000]	
Preferred stock (1st to 12th series type 4)	¥135,000 per share	
[interim dividends]	[67,500]	
Preferred stock (1st series type 6)	¥88,500 per share	
[interim dividends]	[44,250]	

(Note) The forecast on dividends remains unchanged from May 2007.

II. Overview of SMFG Group

SMFG group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital. SMFG has 185 consolidated subsidiaries and 66 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking business

Principal subsidiaries

Domestic

* Sumitomo Mitsui Banking Corporation
* THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* The Japan Net Bank, Limited (Internet banking)
* SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas

* Sumitomo Mitsui Banking Corporation Europe Limited
* Manufacturers Bank
* Sumitomo Mitsui Banking Corporation of Canada
* Banco Sumitomo Mitsui Brasileiro S.A.
* PT Bank Sumitomo Mitsui Indonesia

Leasing business

Principal subsidiaries

Domestic

* SMBC Leasing Company, Limited (Note 2)
* SMBC Auto Leasing Company, Limited (Note 3)

Overseas

* SMBC Leasing and Finance, Inc.

Other business

Principal subsidiaries and affiliated companies

Domestic

* Sumitomo Mitsui Card Company, Limited (Credit card services)
* SAKURA CARD CO., Ltd. (Credit card services)
* QUOQ Inc. (Consumer installment credit and credit card services)
* SMBC Consulting Co., Ltd. (Management consulting and information services)
* SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
* Financial Link Company, Limited (Data processing service and consulting)
* SMBC Friend Securities Co., Ltd. (Securities)
* The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
* JRI Solutions Ltd. (System development and data processing)
* Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
* Sakura Information Systems Co., Ltd. (System engineering and data processing)

** Promise Co., Ltd. (Consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
** At-Loan Co., Ltd. (Consumer loans)
** Sanyo Shinpan Finance Co., Ltd. (Consumer finance)
** POCKET CARD CO., LTD. (Consumer installment credit and credit card services) (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
** Central Finance Co., Limited (Credit card services and consumer installment credit) (Listed on the First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
** NIF SMBC Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange)
** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas

* SMBC Capital Markets, Inc. (Derivatives and investments)
* SMBC Capital Markets Limited (Derivatives)
* SMBC Securities, Inc. (Securities)

(Notes) 1. (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.
2. SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd. merged on October 1, 2007. (New company name: Sumitomo Mitsui Finance and Leasing Company, Limited)
3. SMBC Auto Leasing Company, Limited and Sumisho Auto Leasing Corporation merged on October 1, 2007. (New company name: Sumitomo Mitsui Auto Service Company, Limited) The merged company became an equity method affiliated company.

III. Management Policy

1. Our Mission

SMFG's group-wide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive financial services group with the highest trust".

2. Management Indices to be Achieved

SMFG has established a medium-term management plan, "LEAD THE VALUE" Plan, spanning the three years from fiscal 2007 and has set the following four management indices as the financial targets to be achieved in fiscal 2009, the final year of the plan.

- Consolidated net income	¥650 billion
- Consolidated Tier I ratio	Approximately 8%
- Consolidated net income RORA *	Approximately 1%
- Overhead ratio (SMBC non-consolidated basis)	40 - 45%

* Return on Risk-adjusted Assets

In addition, in order to increase return to shareholders, SMFG is aiming for a payout ratio of over 20% on a consolidated net income basis in fiscal 2009. During the period of the plan, SMFG expects ROE to be 10 - 15% on a consolidated net income basis.

3. Medium- to Long-term Management Strategy

This fiscal year, SMFG launched a medium-term management plan, "LEAD THE VALUE" Plan, for the three years until fiscal 2009 given the completion of repayment of public funds last October and in response to the greatly changed business environment, including the economic situation and competitive environment.

In the plan, the basic policy of SMFG is to aim for "a globally competitive financial services group with the highest trust" by maximizing its strengths – "Spirit of Innovation," "Speed" and "Solution & Execution." Under this basic policy, SMFG has set the following three goals.

1. Aim for top quality in growth business areas
2. Realize solid financial base as a global player
3. Increase return to shareholders.

Under the plan, SMFG will implement strategic initiatives centered on "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth."

(1) Strengthen targeted growth business areas

SMFG will focus on business areas with high growth potential and achieve top quality in such areas by creating added values that exceed customers' expectations, thereby realizing sustainable growth. SMFG will especially strengthen the following seven growth areas.

A) Financial consulting for individuals
B) Solution providing for corporations
C) Focused business areas in global markets
D) Payment & settlement services, consumer finance
E) Investment banking and trust business
F) Proprietary investment
G) Credit derivative, trading & distribution

(2) Fortify platform for supporting sustainable growth

SMFG will maximize its ability to provide added value by (a) implementing an internal business performance evaluation system centered on medium-term targets and strategic measures, (b) establishing a framework for developing highly qualified professionals capable of challenging and achieving top quality in growth business areas, (c) reinforcing IT and operational infrastructure to support SMFG's business in a flexible manner, (d) strengthening compliance, and (e) improving ALM and risk management system.

SMFG and the group companies will make every effort to achieve the goals of the plan in order to realize sustainable growth and higher corporate value.

4. Issues to be Addressed

Having designated fiscal 2007 as the year for taking "the first step towards accomplishing the medium-term management plan," in the second half, SMFG will continue to strengthen targeted growth business areas and fortify the platform for supporting sustainable growth on a group basis.

(1) Strengthen targeted growth business areas

First, SMFG will strengthen "seven growth areas" specified in the medium-term plan.

- "Financial consulting for individuals," "Payment & settlement services, consumer finance"

In consumer business, financial consulting by Sumitomo Mitsui Banking Corporation (SMBC) will be upgraded further to establish a business model for offering "one stop shopping" of various financial products and services. Specifically, SMBC will provide new products and services which meet the diversifying needs of our customers and changing business environment including deregulation. SMBC will further expand its lineup of investment products including investment trusts, pension-type insurances and "SMBC Fund Wrap," an asset management service in which customers entrust their investments to SMBC Friend Securities, and prepare for the deregulation of full-range sales of insurance products by banks scheduled in December this year. Also, SMBC will expand and refine its branch network and increase the number of financial consultants.

On consumer finance business, in order to establish "the number one credit card group in Japan," SMFG reached a basic agreement on a strategic alliance with Central Finance and Mitsui & Co., and another with OMC Card in April and July this year, respectively. Going forward, alliance partners including Sumitomo Mitsui Card and QUOQ will combine each company's expertise, customer base, network and brand in order to provide quality products and services that accurately respond to customer needs. Also, collaborative business with Promise will be further promoted through measures such as increasing the number of automatic contract machines in order to meet the sound cashing needs of consumers who have a variety of life styles. Meanwhile, SMBC will continue to implement initiatives to improve user convenience and security on payment and settlement services, such as revision of ATM fees and increasing the number of biometrics authentication ATMs and ATMs for the visually impaired.

- "Solution providing for corporations," "Investment banking and trust business"

In corporate business, solution providing by SMBC will be expanded further. Specifically, SMBC will strengthen coverage in business areas where needs of individual customers and corporate customers co-exist, such as business succession consulting, private banking and workplace banking, through a Private Advisory Department which was established this April. Also, business with high growth companies, public institutions and local financial institutions, and environmental business will be enhanced further.

In addition, investment banking, which provides various financing techniques, such as syndicated loan and structured finance, and financial solutions for solving clients' managerial issues, including business expansion and reorganization through M&A, will be strengthened further through various initiatives by the Corporate Advisory Division within SMBC and the collaboration between SMBC and Daiwa Securities SMBC. Moreover, SMFG will further promote group-wide solution providing. For example, various types of leasing and auto leasing will be provided by the two companies newly established, based on a strategic alliance with SMFG and Sumitomo Corporation group: (a) Sumitomo Mitsui Finance and Leasing, established through the merger between SMBC Leasing and Sumisho Lease, and (b) Sumitomo Mitsui Auto Service, established through the merger between SMBC Auto Leasing and Sumisho Auto Leasing. Also, IT system development service and IT consulting will be provided by JRI Solutions.

- "Focused business areas in global markets"

In global markets, SMFG will provide various services responding to globalization of corporate customers. At the same time, SMFG will further strengthen initiatives in (a) specific growth industries in which fund raising and business consolidation needs are expected to expand globally, (b) Asia, a region which continues to demonstrate a remarkable economic growth, and (c) specific products and services with global competitive advantages, such as project finance and ship finance. Specifically, SMFG will further expand business franchises and establish a global business promotion organization which will enable it to realize cross-regional operation.

- "Proprietary investment," "Credit derivative, trading & distribution"

In addition, SMFG will strengthen proprietary investments in mezzanine, equity, fund and so on. Also, credit derivative, trading and distribution will be reinforced by improving its capability to structure risks on SMBC's balance sheet and distributing such structured products to investors.

(2) Fortify platform for supporting sustainable growth

Second, SMFG will continue to fortify its platform for supporting sustainable growth.

Specifically, SMFG will further strengthen compliance both in Japan and overseas. For example, SMFG fortified user protection in accordance with the Financial Instruments and Exchange Law, which was implemented in September of this year. Also, SMFG will strengthen compliance with anti-money laundering and other overseas laws and regulations through initiatives through an International Compliance Department and a Compliance Department, Americas Division, which were established within SMBC this April.

In addition, SMFG will take initiatives for (a) reinforcing recruitment of highly qualified professionals in growth business areas such as investment banking and focused business areas in global markets, (b) reinforcing operational infrastructure including IT systems and branch facilities, (c) fortifying risk management and ALM, and (d) improving customer satisfaction.

With the aim of increasing return to shareholders, SMFG forecasts dividend per common share of ¥10,000 for fiscal 2007, which is a ¥3,000 increase compared with fiscal 2006, and half the amount will be paid as interim dividend. SMFG will continue to actively examine measures to strengthen shareholder return as progress is made in achieving the targets of the medium-term management plan.

In fiscal 2007, through these initiatives, SMFG aims to take a solid first step towards accomplishing the medium-term plan, and further improve the overall evaluation of SMFG by its customers, shareholders, markets and society.

Significant Accounting Policies for Interim Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 185 companies

Principal companies:

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
QUOQ Inc.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the six months ended September 30, 2007 are as follows:

Thirteen companies including QUOQ Inc. were newly consolidated due mainly to an increase in voting rights.

SMFG Corporate Recovery Servicer Co., Ltd. was excluded from the scope of consolidation because it was no longer a subsidiary due to liquidation. Also, eight companies including SMLC ANTLIA CO., LTD. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and twenty-seven subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

Information on the fourteen special purpose entities, which are not regarded as subsidiaries pursuant to Article 8 Paragraph 7 of the Financial Statements Regulations, is reported on page 33.

"Implementation Guidance on Disclosures about Certain Special Purpose Entities" (ASBJ Guidance No. 15, issued on March 29, 2007) is effective from the fiscal year beginning on or after April 1, 2007, and SMFG has applied the guidance from this interim period.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 3 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 63 companies

Principal companies:

Promise Co., Ltd.
Central Finance Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited

Changes in affiliates accounted for by the equity method in the six months ended September 30, 2007 are as follows:

Ten companies including Central Finance Co., Ltd. newly became affiliated companies accounted for by the equity method due mainly to acquisition of shares.

Three companies including QUOQ Inc. were excluded from the scope of affiliated companies accounted for by the equity method because they became consolidated subsidiaries. Three companies including NIF Capital Management Co., Ltd. were also excluded due mainly to merger.

(3) Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and twenty-seven subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

December 31	4	companies
January 31	1	company
March 31	8	companies
April 30	2	companies
May 31	2	companies
June 30	71	companies
July 31	5	companies
August 31	4	companies
September 30	88	companies

(2) The subsidiaries whose interim balance sheet dates are December 31 are consolidated after the accounts were provisionally closed as of June 30 or August 31 for the purpose of consolidation. In case of the subsidiary whose interim balance sheet date is January 31, it is consolidated after the accounts were provisionally closed as of July 31. As for the subsidiaries whose interim balance sheet dates are March 31, May 31 and July 31, their financial statements are consolidated based on the provisional financial statements closed as of September 30. The subsidiaries whose interim balance sheet dates are April 30 are consolidated based on the accounts closed as of July 31 or September 30 for the purpose of consolidation. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective interim balance sheet dates to the interim consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Interim Consolidated Balance Sheet" and "Notes to Interim Consolidated Statement of Income."

5. Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over 20 years and 5 years, respectively. Goodwill on other companies is charged or credited to income directly when incurred or benefited.

6. Scope of "Cash and cash equivalents" on Interim Consolidated Statement of Cash Flows

Please refer to the "Notes to Interim Consolidated Statement of Cash Flows."

Interim Consolidated Balance Sheet

September 30, 2007	(Millions of yen)
Assets:	
Cash and due from banks	5,944,160
Call loans and bills bought	1,383,235
Receivables under resale agreements	371,109
Receivables under securities borrowing transactions	1,064,257
Commercial paper and other debt purchased	1,102,863
Trading assets	3,491,395
Money held in trust	2,627
Securities	20,599,844
Loans and bills discounted	60,193,566
Foreign exchanges	926,162
Other assets	3,900,851
Tangible fixed assets	819,772
Intangible fixed assets	232,682
Lease assets	1,014,350
Deferred tax assets	915,876
Customers' liabilities for acceptances and guarantees	4,895,451
Reserve for possible loan losses	(930,577)
Total assets	**105,927,629**
Liabilities:	
Deposits	72,925,766
Negotiable certificates of deposit	2,528,292
Call money and bills sold	2,191,690
Payables under repurchase agreements	143,980
Payables under securities lending transactions	2,747,480
Trading liabilities	2,165,097
Borrowed money	4,395,401
Foreign exchanges	341,203
Short-term bonds	438,300
Bonds	4,030,059
Due to trust account	45,893
Other liabilities	3,622,023
Reserve for employee bonuses	25,754
Reserve for employee retirement benefits	37,594
Reserve for executive retirement benefits	6,995
Reserve for reimbursement of deposits	11,716
Reserve under special law	1,137
Deferred tax liabilities	55,589
Deferred tax liabilities for land revaluation	49,347
Acceptances and guarantees	4,895,451
Total liabilities	**100,658,776**
Net assets:	
Capital stock	1,420,877
Capital surplus	57,869
Retained earnings	1,491,378
Treasury stock	(123,855)
Total stockholders' equity	**2,846,269**
Net unrealized gains on other securities	1,065,875
Net deferred losses on hedges	(93,158)
Land revaluation excess	37,339
Foreign currency translation adjustments	(8,428)
Total valuation and translation adjustments	**1,001,628**
Stock acquisition rights	27
Minority interests	1,420,928
Total net assets	**5,268,853**
Total liabilities and net assets	**105,927,629**

Notes to Interim Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis.
Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim period, and bonds and others that have market prices are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets."

4. Securities included in money held in trust are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Tangible fixed assets owned by Sumitomo Mitsui Financial Group, Inc. ("SMFG") and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") are depreciated using the straight-line method. Equipments are depreciated using the declining-balance method. They calculated the depreciation cost for the interim period by proportionally allocating the estimated annual cost to the interim period. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.
In accordance with the amendment of the corporate tax laws in this fiscal year, the tangible fixed assets acquired on or after April 1, 2007 are depreciated based on the depreciation method under the amended corporate tax laws. This accounting change had no material impact on the consolidated financial statements of this interim period.
As for the tangible fixed assets acquired before April 1, 2007, from this interim period, their residual values are depreciated over five years using the straight line method after the fiscal year in which the depreciable limit is reached. This accounting change had no material impact on the interim consolidated financial statements of this interim period.

7. Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

8. Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows ("DCF") method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥517,426 million.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the interim period-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

12. Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the interim period-end based on our internal regulations.

13. Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from this interim period, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) of April 13, 2007.

As a result, Ordinary profit and Income before income taxes and minority interests decreased by ¥11,716 million each as compared with the former method.

14. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

15. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the interim period-end, gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) were ¥28,190 million and ¥20,294 million, respectively.

16. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

17. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

18. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

19. Reserve under special law is as follows:

Reserve for contingent liabilities from financial instruments transactions: ¥1,137 million

This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law. Reserve for contingent liabilities from financial futures and securities transactions, which were formerly recognized in accordance with Article 81 of the Financial Futures Transactions Law and Article 51 of the Securities and Exchange Law, respectively, are stated as Reserve for contingent liabilities from financial instruments transactions from this interim period in accordance with the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

20. Securities included stocks of unconsolidated subsidiaries and affiliates of ¥438,588 million and investments of ¥5,012 million.

21. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to ¥568,380 million and ¥1,605,376 million, respectively.

22. Deferred gain on real property deductible for tax purposes amounted to ¥67,070 million.

23. Bankrupt loans and Non-accrual loans were ¥59,904 million and ¥533,325 million, respectively.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

"Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

24. Past due loans (3 months or more) totaled ¥31,769 million.

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

25. Restructured loans totaled ¥441,944 million.

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

26. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,066,944 million. The amounts of loans presented in Notes 23 to 26 above are the amounts before deduction of reserve for possible loan losses.

27. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥867,838 million.

28. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged as collateral	
Cash and due from banks	¥ 106,326
Trading assets	617,814
Securities	4,993,694
Loans and bills discounted	223,360
Other assets (installment account receivable etc.)	2,922
Liabilities corresponding to assets pledged as collateral	
Deposits	¥ 20,529
Call money and bills sold	1,065,000
Payables under repurchase agreements	142,939
Payables under securities lending transactions	2,431,734
Trading liabilities	165,806
Borrowed money	1,865,904
Other liabilities	22,643
Acceptances and guarantees	163,430

In addition, Cash and due from banks of ¥7,188 million, Trading assets of ¥272,293 million, Securities of ¥2,779,447 million and Loans and bills discounted of ¥591,044 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangibles of ¥84,093 million and variation margins of futures markets of ¥6,765 million.

29. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

30. The balance of subordinated debt included in "Borrowed money" was ¥521,500 million.

31. The balance of subordinated bonds included in "Bonds" was ¥2,255,632 million.

32. The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Law) in "Securities" was ¥2,258,816 million.

33. Japanese government bonds and Stocks as a sub-account of Securities include ¥78,271million of unsecured loaned securities for which borrowers have the right to sell or pledge.

SMBC has the right to sell or pledge some of the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral. Of them, ¥913,839 million of securities are pledged and ¥451,439 million of securities are held in hand as of the interim consolidated balance sheet date.

34. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥40,096,806 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥33,680,296 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow

requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

35. From this interim period, SMFG has applied Article 30-2 of the "Accounting Practices for Tax Effect Accounting on Consolidated Financial Statements" (JICPA Accounting Practice Committee Report No. 6, issued on March 29, 2007) to sales of investments such as shares of subsidiaries within the group companies. As a result, net income decreased by ¥18,925 million compared with the former method.

36. Provisions on the scope of securities stipulated by regulations such as the "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10) and the "Accounting Practices for Financial Instruments" (JICPA Accounting Practice Committee Report No. 14) were partially revised on June 15 and July 4, 2007, respectively, and became effective from the fiscal year and interim period ending on and after the implementation day of the Financial Instruments and Exchange Law. SMFG, accordingly, applied the revised accounting standards and practices from this interim period.

Interim Consolidated Statement of Income

Six months ended September 30, 2007	(Millions of yen)
Ordinary income	
Interest income:	1,082,577
Interest on loans and discounts	771,407
Interest and dividends on securities	167,526
Trust fees	2,262
Fees and commissions	346,671
Trading profits	118,362
Other operating income	488,686
Other income	38,991
Total ordinary income	**2,077,552**
Ordinary expenses	
Interest expenses:	483,002
Interest on deposits	276,767
Fees and commissions	53,232
Other operating expenses	479,774
General and administrative expenses	477,357
Other expenses	230,947
Total ordinary expenses	**1,724,314**
Ordinary profit	**353,237**
Extraordinary gains	**1,549**
Extraordinary losses	**4,453**
Income before income taxes and minority interests	**350,334**
Income taxes:	
Current	53,951
Deferred	89,270
Minority interests in net income	**36,519**
Net income	**170,592**

Notes to Interim Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the interim period. The valuation differences of securities and money claims between the previous fiscal year-end and this interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts.

3. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

4. "Other income" included gains on sales of stocks and other securities of ¥14,293 million and equity in earnings of affiliates of ¥19,030 million.

5. "Other expenses" included provision for reserve for possible loan losses of ¥73,113 million, write-off of loans of ¥65,014 million and losses on devaluation of stocks and other securities of ¥60,350 million.

6. "Extraordinary gains" included gains on disposal of fixed assets of ¥1,163 million and gains on collection of written-off claims of ¥386 million.

7. "Extraordinary losses" were losses on disposal of fixed assets of ¥1,247 million and losses on impairment of fixed assets of ¥3,205 million.

8. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the interim period.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	4 branches	Land and premises etc.	¥ 41
	Idle assets	11 items		280
Kinki area	Branches	1 branch	Land and premises etc.	51
	Idle assets	8 items		2,553
Other	Branches	9 branches	Land and premises etc.	17
	Idle assets	8 items		262

A consolidated subsidiary, SMBC, continuously manages every branch and determines its income and expenses. SMBC considers each branch as the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) which do not have identifiable cash flows are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

In case investments in idle assets and branches (only idle assets in the case of SMBC) are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the book values to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which were included in "Extraordinary losses" in the interim period.

Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

Interim Consolidated Statement of Changes in Net Assets

Six months ended September 30, 2007 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632
Changes in the six months					
Cash dividends			(65,911)		(65,911)
Net income			170,592		170,592
Acquisition of own shares				(641)	(641)
Disposal of treasury shares		96		240	337
Increase due to increase in subsidiaries			1		1
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(6)		(6)
Decrease due to decrease in subsidiaries			(3)		(3)
Transfer from land revaluation excess			263		263
Net changes in the items other than stockholders' equity in the six months					
Net changes in the six months	–	96	104,941	(400)	104,636
Balance at September 30, 2007	1,420,877	57,869	1,491,378	(123,855)	2,846,269

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279
Changes in the six months								
Cash dividends								(65,911)
Net income								170,592
Acquisition of own shares								(641)
Disposal of treasury shares								337
Increase due to increase in subsidiaries								1
Increase due to decrease in subsidiaries								4
Decrease due to increase in subsidiaries								(6)
Decrease due to decrease in subsidiaries								(3)
Transfer from land revaluation excess								263
Net changes in the items other than stockholders' equity in the six months	(196,259)	(5,428)	(265)	22,228	(179,725)	12	12,649	(167,063)
Net changes in the six months	(196,259)	(5,428)	(265)	22,228	(179,725)	12	12,649	(62,426)
Balance at September 30, 2007	1,065,875	(93,158)	37,339	(8,428)	1,001,628	27	1,420,928	5,268,853

Notes to Interim Consolidated Statement of Changes in Net Assets

1. Amounts less than one million yen have been omitted.

2. Type and number of shares issued and treasury shares are as follows:

	Number of shares as of the previous fiscal year-end	Number of shares increased in the interim period	Number of shares decreased in the interim period	Number of shares as of the interim period-end
Shares issued				
Common stock	7,733,653.77	–	–	7,733,653.77
Preferred stock (1st series type 4)	4,175	–	–	4,175
Preferred stock (2nd series type 4)	4,175	–	–	4,175
Preferred stock (3rd series type 4)	4,175	–	–	4,175
Preferred stock (4th series type 4)	4,175	–	–	4,175
Preferred stock (5th series type 4)	4,175	–	–	4,175
Preferred stock (6th series type 4)	4,175	–	–	4,175
Preferred stock (7th series type 4)	4,175	–	–	4,175
Preferred stock (8th series type 4)	4,175	–	–	4,175
Preferred stock (9th series type 4)	4,175	–	–	4,175
Preferred stock (10th series type 4)	4,175	–	–	4,175
Preferred stock (11th series type 4)	4,175	–	–	4,175
Preferred stock (12th series type 4)	4,175	–	–	4,175
Preferred stock (1st series type 6)	70,001	–	–	70,001
Total	7,853,754.77	–	–	7,853,754.77
Treasury shares				
Common stock	168,630.95	(*1) 583.58	(*2) 424.62	168,789.91
Total	168,630.95	583.58	424.62	168,789.91

(*) 1. Increase in number of treasury shares (common stock) of 583.58 due to purchase of fractional shares

2. Decrease in number of treasury shares (common stock) of 130.62 due to sale of fractional shares and delivery of shares in connection with exercising of stock options and 294 shares due to sale of shares of SMFG's common stock owned by subsidiaries and affiliates

3. Information on stock acquisition rights is as follows:

	Detail of stock acquisition rights	Type of shares	Number of shares: Previous fiscal year-end	Number of shares: Increase in the interim period	Number of shares: Decrease in the interim period	Number of shares: Interim period-end	Balance as of the interim period-end (Millions of yen)
SMFG	Stock acquisition rights as stock options						¥ –
Consolidated subsidiaries							27
Total							¥ 27

4. Information on dividends is as follows:

(1) Dividends paid in the six months ended September 30, 2007

(Millions of yen, except per share amounts)

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	¥53,660	¥ 7,000	March 31, 2007	June 28, 2007
	Preferred stock (1st series type 4)	563	135,000		
	Preferred stock (2nd series type 4)	563	135,000		
	Preferred stock (3rd series type 4)	563	135,000		
	Preferred stock (4th series type 4)	563	135,000		
	Preferred stock (5th series type 4)	563	135,000		
	Preferred stock (6th series type 4)	563	135,000		
	Preferred stock (7th series type 4)	563	135,000		
	Preferred stock (8th series type 4)	563	135,000		
	Preferred stock (9th series type 4)	563	135,000		
	Preferred stock (10th series type 4)	563	135,000		
	Preferred stock (11th series type 4)	563	135,000		
	Preferred stock (12th series type 4)	563	135,000		
	Preferred stock (1st series type 6)	6,195	88,500		

(2) Dividends to be paid in the second half of the fiscal year ending March 31, 2008

(Millions of yen, except per share amounts)

Date of resolution	Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of Board of Directors held on November 19, 2007	Common stock	¥38,326	Retained earnings	¥ 5,000	September 30, 2007	December 7, 2007
	Preferred stock (1st series type 4)	281		67,500		
	Preferred stock (2nd series type 4)	281		67,500		
	Preferred stock (3rd series type 4)	281		67,500		
	Preferred stock (4th series type 4)	281		67,500		
	Preferred stock (5th series type 4)	281		67,500		
	Preferred stock (6th series type 4)	281		67,500		
	Preferred stock (7th series type 4)	281		67,500		
	Preferred stock (8th series type 4)	281		67,500		
	Preferred stock (9th series type 4)	281		67,500		
	Preferred stock (10th series type 4)	281		67,500		
	Preferred stock (11th series type 4)	281		67,500		
	Preferred stock (12th series type 4)	281		67,500		
	Preferred stock (1st series type 6)	3,097		44,250		

Six months ended September 30, 2006 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the six months					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			243,660		243,660
Acquisition of own shares				(1,219,877)	(1,219,877)
Disposal of treasury shares		15		56	71
Retirement of treasury shares		(1,174,036)		1,174,036	–
Increase due to increase of subsidiaries			391		391
Increase due to decrease of subsidiaries			11		11
Decrease due to increase of subsidiaries			(6)		(6)
Decrease due to decrease of subsidiaries			(2)		(2)
Transfer from land revaluation excess			231		231
Net changes in the items other than stockholders' equity in the six months					
Net changes in the six months	–	(952,655)	196,335	(45,785)	(802,105)
Balance at September 30, 2006	1,420,877	276,570	1,188,399	(50,178)	2,835,668

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	819,927	–	38,173	(41,475)	816,625	–	1,113,025	5,567,424
Changes in the six months								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								243,660
Acquisition of own shares								(1,219,877)
Disposal of treasury shares								71
Retirement of treasury shares								–
Increase due to increase of subsidiaries								391
Increase due to decrease of subsidiaries								11
Decrease due to increase of subsidiaries								(6)
Decrease due to decrease of subsidiaries								(2)
Transfer from land revaluation excess								231
Net changes in the items other than stockholders' equity in the six months	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(142,526)
Net changes in the six months	3,285	(88,079)	(224)	(6,434)	(91,452)	4	(51,078)	(944,631)
Balance at September 30, 2006	823,213	(88,079)	37,948	(47,909)	725,173	4	1,061,946	4,622,792

(Note) Amounts less than one million yen have been omitted.

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the year					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			441,351		441,351
Acquisition of own shares				(1,519,599)	(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720
Retirement of treasury shares		(1,396,277)		1,396,277	–
Increase due to increase of subsidiaries			396		396
Increase due to decrease of subsidiaries			22		22
Decrease due to increase of subsidiaries			(16)		(16)
Decrease due to decrease of subsidiaries			(5)		(5)
Transfer from land revaluation excess			575		575
Net changes in the items other than stockholders' equity in the year					
Net changes in the year	–	(1,171,452)	394,372	(119,061)	(896,141)
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	819,927	–	38,173	(41,475)	816,625	–	1,113,025	5,567,424
Changes in the year								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								441,351
Acquisition of own shares								(1,519,599)
Disposal of treasury shares								7,720
Retirement of treasury shares								–
Increase due to increase of subsidiaries								396
Increase due to decrease of subsidiaries								22
Decrease due to increase of subsidiaries								(16)
Decrease due to decrease of subsidiaries								(5)
Transfer from land revaluation excess								575
Net changes in the items other than stockholders' equity in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279

(Note) Amounts less than one million yen have been omitted.

Interim Consolidated Statement of Cash Flows

Six months ended September 30, 2007	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	350,334
Depreciation of fixed assets	39,470
Depreciation of lease assets	170,242
Losses on impairment of fixed assets	3,205
Amortization of goodwill	4,182
Equity in (earnings) losses of affiliates	(19,030)
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	106
Net change in reserve for possible loan losses	13,038
Net change in reserve for employee bonuses	(2,603)
Net change in reserve for employee retirement benefits	412
Net change in reserve for executive retirement benefits	(444)
Net change in reserve for reimbursement of deposits	11,716
Interest income	(1,082,577)
Interest expenses	483,002
Net (gains) losses on securities	49,784
Net (gains) losses from money held in trust	(245)
Net exchange (gains) losses	36,271
Net (gains) losses from disposal of fixed assets	84
Net (gains) losses from disposal of lease assets	(1,987)
Net change in trading assets	(198,303)
Net change in trading liabilities	206,229
Net change in loans and bills discounted	(1,564,926)
Net change in deposits	818,665
Net change in negotiable certificates of deposit	(62,963)
Net change in borrowed money (excluding subordinated debt)	859,543
Net change in deposits with banks	(1,379,961)
Net change in call loans and bills bought and others	(694,085)
Net change in receivables under securities borrowing transactions	1,212,637
Net change in call money and bills sold and others	(95,414)
Net change in payables under securities lending transactions	1,231,137
Net change in foreign exchanges (assets)	(43,849)
Net change in foreign exchanges (liabilities)	16,960
Net change in short-term bonds (liabilities)	(1,300)
Issuance and redemption of bonds (excluding subordinated bonds)	(135,716)
Net change in due to trust account	(19,169)
Interest received	1,070,519
Interest paid	(454,539)
Other, net	410,817
Subtotal	1,231,246
Income taxes paid	6,590
Net cash provided by operating activities	**1,237,836**
2. Cash flows from investing activities:	
Purchases of securities	(17,909,744)
Proceeds from sale of securities	10,576,473
Proceeds from maturity of securities	6,891,933
Purchases of money held in trust	(547)
Proceeds from sale of money held in trust	796
Purchases of tangible fixed assets	(24,122)
Proceeds from sale of tangible fixed assets	2,059
Purchases of intangible fixed assets	(23,015)
Proceeds from sale of intangible fixed assets	20
Purchases of lease assets	(200,317)
Proceeds from sale of lease assets	21,044
Proceeds from sale of stocks of subsidiaries	198
Purchases of stocks of subsidiaries	(3,453)
Net cash used in investing activities	**(668,677)**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	25,000
Repayment of subordinated debt	(63,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	90,000
Repayment of subordinated bonds and bonds with stock acquisition rights	(19,700)
Dividends paid	(65,837)
Proceeds from minority stockholders	3,425
Dividends paid to minority stockholders	(33,704)
Purchases of treasury stock	(641)
Proceeds from disposal of treasury stock	770
Net cash used in financing activities	**(63,688)**
4. Effect of exchange rate changes on cash and cash equivalents	**1,082**
5. Net change in cash and cash equivalents	**506,553**
6. Cash and cash equivalents at beginning of year	**1,927,024**
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	**18,869**
8. Cash and cash equivalents at end of interim period	**2,452,448**

Notes to Interim Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the interim consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the interim period-end is as follows:

September 30, 2007	(Millions of yen)
Cash and due from banks	¥ 5,944,160
Interest-earning deposits	(3,491,711)
Cash and cash equivalents	¥ 2,452,448

4. Significant non-money transactions

QUOQ Inc. and two other companies became consolidated subsidiaries of SMFG due to increases in voting rights. Their major assets and liabilities are as follows:

	(Millions of yen)
Assets	¥ 1,504,288
Other assets	548,428
Customers' liabilities for acceptances and guarantees	891,593
Liabilities	¥ 1,471,831
Borrowed money	436,628
Acceptances and guarantees	891,593

Comparative Consolidated Balance Sheets (Condensed)

(Millions of yen)

September 30, 2007 and 2006, and March 31, 2007	September 30 2007 (A)	September 30 2006 (B)	Change (A-B)	March 31 2007 (C)	Change (A-C)
Assets:					
Cash and due from banks	5,944,160	4,010,986	1,933,174	4,036,856	1,907,304
Call loans and bills bought	1,383,235	1,462,077	(78,842)	1,107,078	276,157
Receivables under resale agreements	371,109	110,257	260,852	76,551	294,558
Receivables under securities borrowing transactions	1,064,257	1,178,045	(113,788)	2,276,894	(1,212,637)
Commercial paper and other debt purchased	1,102,863	940,702	162,161	963,916	138,947
Trading assets	3,491,395	3,404,589	86,806	3,277,885	213,510
Money held in trust	2,627	2,820	(193)	2,924	(297)
Securities	20,599,844	22,351,635	(1,751,791)	20,537,500	62,344
Loans and bills discounted	60,193,566	59,184,457	1,009,109	58,689,322	1,504,244
Foreign exchanges	926,162	929,490	(3,328)	881,436	44,726
Other assets	3,900,851	3,257,139	643,712	3,349,949	550,902
Tangible fixed assets	819,772	706,702	113,070	817,567	2,205
Intangible fixed assets	232,682	228,885	3,797	234,896	(2,214)
Lease assets	1,014,350	991,699	22,651	1,001,346	13,004
Deferred tax assets	915,876	1,023,325	(107,449)	887,224	28,652
Customers' liabilities for acceptances and guarantees	4,895,451	3,748,150	1,147,301	3,606,050	1,289,401
Reserve for possible loan losses	(930,577)	(978,999)	48,422	(889,093)	(41,484)
Total assets	105,927,629	102,551,964	3,375,665	100,858,309	5,069,320
Liabilities:					
Deposits	72,925,766	72,165,553	760,213	72,156,224	769,542
Negotiable certificates of deposit	2,528,292	2,492,353	35,939	2,589,217	(60,925)
Call money and bills sold	2,191,690	2,562,041	(370,351)	2,286,698	(95,008)
Payables under repurchase agreements	143,980	805,915	(661,935)	140,654	3,326
Payables under securities lending transactions	2,747,480	3,141,635	(394,155)	1,516,342	1,231,138
Trading liabilities	2,165,097	1,932,323	232,774	1,942,973	222,124
Borrowed money	4,395,401	3,061,744	1,333,657	3,214,137	1,181,264
Foreign exchanges	341,203	329,273	11,930	323,890	17,313
Short-term bonds	438,300	405,100	33,200	439,600	(1,300)
Bonds	4,030,059	4,155,770	(125,711)	4,093,525	(63,466)
Due to trust account	45,893	50,733	(4,840)	65,062	(19,169)
Other liabilities	3,622,023	2,920,902	701,121	2,981,714	640,309
Reserve for employee bonuses	25,754	22,868	2,886	27,513	(1,759)
Reserve for employee retirement benefits	37,594	33,864	3,730	34,424	3,170
Reserve for executive retirement benefits	6,995	–	6,995	7,371	(376)
Reserve for reimbursement of deposits	11,716	–	11,716	–	11,716
Reserve under special law	1,137	1,136	1	1,137	(0)
Deferred tax liabilities	55,589	49,876	5,713	50,953	4,636
Deferred tax liabilities for land revaluation	49,347	49,929	(582)	49,536	(189)
Acceptances and guarantees	4,895,451	3,748,150	1,147,301	3,606,050	1,289,401
Total liabilities	100,658,776	97,929,171	2,729,605	95,527,029	5,131,747
Total net assets	5,268,853	4,622,792	646,061	5,331,279	(62,426)
Total liabilities and net assets	105,927,629	102,551,964	3,375,665	100,858,309	5,069,320

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Income (Condensed)

(Millions of yen)

Six months ended September 30, 2007 and 2006, and Year ended March 31, 2007	Six months ended September 30			Year ended March 31
	2007 (A)	2006 (B)	Change (A-B)	2007
Ordinary income	**2,077,552**	**1,825,751**	**251,801**	**3,901,259**
Interest income:	1,082,577	909,808	172,769	1,979,069
Interest on loans and discounts	771,407	651,018	120,389	1,375,851
Interest and dividends on securities	167,526	157,718	9,808	369,770
Trust fees	2,262	1,416	846	3,508
Fees and commissions	346,671	337,322	9,349	705,998
Trading profits	118,362	54,496	63,866	127,561
Other operating income	488,686	501,121	(12,435)	1,003,632
Other income	38,991	21,586	17,405	81,489
Ordinary expenses	**1,724,314**	**1,468,614**	**255,700**	**3,102,649**
Interest expenses:	483,002	350,193	132,809	810,476
Interest on deposits	276,767	199,933	76,834	457,078
Fees and commissions	53,232	53,927	(695)	96,812
Trading losses	—	2,883	(2,883)	1,936
Other operating expenses	479,774	511,352	(31,578)	1,004,370
General and administrative expenses	477,357	432,705	44,652	888,561
Other expenses	230,947	117,553	113,394	300,491
Ordinary profit	**353,237**	**357,136**	**(3,899)**	**798,610**
Extraordinary gains	**1,549**	**48,284**	**(46,735)**	**46,527**
Extraordinary losses	**4,453**	**4,118**	**335**	**38,347**
Income before income taxes and minority interests	**350,334**	**401,302**	**(50,968)**	**806,790**
Income taxes:				
Current	53,951	42,273	11,678	87,818
Deferred	89,270	86,218	3,052	218,770
Minority interests in net income	**36,519**	**29,149**	**7,370**	**58,850**
Net income	**170,592**	**243,660**	**(73,068)**	**441,351**

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

Six months ended September 30, 2007 and 2006, and Year ended March 31, 2007	September 30 2007 (A)	2006 (B)	Change (A-B)	March 31 2007
1. Cash flows from operating activities:				
Income before income taxes and minority interests	350,334	401,302	(50,968)	806,790
Depreciation of fixed assets	39,470	38,389	1,081	78,869
Depreciation of lease assets	170,242	167,651	2,591	335,399
Losses on impairment of fixed assets	3,205	2,006	1,199	30,548
Amortization of goodwill	4,182	2,070	2,112	4,858
Equity in (earnings) losses of affiliates	(19,030)	32,344	(51,374)	104,170
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	106	(5,121)	5,227	(5,072)
Net change in reserve for possible loan losses	13,038	(56,241)	69,279	(146,971)
Net change in reserve for employee bonuses	(2,603)	(2,512)	(91)	2,128
Net change in reserve for employee retirement benefits	412	(3,200)	3,612	(2,639)
Net change in reserve for executive retirement benefits	(444)	-	(444)	7,371
Net change in reserve for reimbursement of deposits	11,716	-	11,716	-
Interest income	(1,082,577)	(909,808)	(172,769)	(1,979,069)
Interest expenses	483,002	350,193	132,809	810,476
Net (gains) losses on securities	49,784	56,013	(6,229)	71,686
Net (gains) losses from money held in trust	(245)	(0)	(245)	(0)
Net exchange (gains) losses	36,271	(41,522)	77,793	(103,541)
Net (gains) losses from disposal of fixed assets	84	1,327	(1,243)	3,067
Net (gains) losses from disposal of lease assets	(1,987)	(473)	(1,514)	(1,364)
Net change in trading assets	(198,303)	628,566	(826,869)	767,067
Net change in trading liabilities	206,229	(965,531)	1,171,760	(969,090)
Net change in loans and bills discounted	(1,564,926)	(1,909,796)	344,870	(1,376,693)
Net change in deposits	818,665	1,332,022	(513,357)	1,307,266
Net change in negotiable certificates of deposit	(62,963)	(222,330)	159,367	(136,304)
Net change in borrowed money (excluding subordinated debt)	859,543	934,051	(74,508)	1,141,752
Net change in deposits with banks	(1,379,961)	410,829	(1,790,790)	(157,092)
Net change in call loans and bills bought and others	(694,085)	(981,573)	287,488	(612,297)
Net change in receivables under securities borrowing transactions	1,212,637	778,605	434,032	(320,243)
Net change in call money and bills sold and others	(95,414)	(5,047,597)	4,952,183	(5,994,528)
Net change in commercial paper	-	(10,000)	10,000	(10,000)
Net change in payables under securities lending transactions	1,231,137	394,509	836,628	(1,230,782)
Net change in foreign exchanges (assets)	(43,849)	18,596	(62,445)	66,917
Net change in foreign exchanges (liabilities)	16,960	(118,530)	135,490	(124,047)
Net change in short-term bonds (liabilities)	(1,300)	21,200	(22,500)	55,700
Issuance and redemption of bonds (excluding subordinated bonds)	(135,716)	(95,170)	(40,546)	(198,091)
Net change in due to trust account	(19,169)	(267,864)	248,695	(253,534)
Interest received	1,070,519	905,873	164,646	1,966,949
Interest paid	(454,539)	(324,296)	(130,243)	(774,678)
Other, net	410,817	240,032	170,785	197,841
Subtotal	1,231,246	(4,245,985)	5,477,231	(6,637,179)
Income taxes paid	6,590	(84,921)	91,511	(123,561)
Net cash provided by (used in) operating activities	1,237,836	(4,330,906)	5,568,742	(6,760,740)
2. Cash flows from investing activities:				
Purchases of securities	(17,909,744)	(18,563,216)	653,472	(35,085,809)
Proceeds from sale of securities	10,576,473	11,389,367	(812,894)	21,544,154
Proceeds from maturity of securities	6,891,933	10,257,301	(3,365,368)	18,886,454
Purchases of money held in trust	(547)	-	(547)	-
Proceeds from sale of money held in trust	796	-	796	-
Purchases of tangible fixed assets	(24,122)	(24,041)	(81)	(193,614)
Proceeds from sale of tangible fixed assets	2,059	3,545	(1,486)	8,474
Purchases of intangible fixed assets	(23,015)	(23,957)	942	(57,506)
Proceeds from sale of intangible fixed assets	20	4	16	6
Purchases of lease assets	(200,317)	(180,717)	(19,600)	(383,526)
Proceeds from sale of lease assets	21,044	21,565	(521)	48,392
Proceeds from sale of stocks of subsidiaries	198	3,468	(3,270)	3,745
Purchases of stocks of subsidiaries	(3,453)	-	(3,453)	(1,317)
Net cash (used in) provided by investing activities	(668,677)	2,883,317	(3,551,994)	4,769,454
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	25,000	10,000	15,000	20,000
Repayment of subordinated debt	(63,000)	(15,000)	(48,000)	(83,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	90,000	120,000	(30,000)	196,951
Repayment of subordinated bonds and bonds with stock acquisition rights	(19,700)	(126,829)	107,129	(181,283)
Dividends paid	(65,837)	(47,904)	(17,933)	(47,926)
Proceeds from minority stockholders	3,425	30,740	(27,315)	360,362
Dividends paid to minority stockholders	(33,704)	(30,883)	(2,821)	(46,724)
Purchases of treasury stock	(641)	(1,174,922)	1,174,281	(1,474,644)
Proceeds from disposal of treasury stock	770	71	699	11,320
Net cash used in financing activities	(63,688)	(1,234,728)	1,171,040	(1,244,945)
4. Effect of exchange rate changes on cash and cash equivalents	1,082	1,279	(197)	3,434
5. Net change in cash and cash equivalents	506,553	(2,681,038)	3,187,591	(3,232,797)
6. Cash and cash equivalents at beginning of year	1,927,024	5,159,822	(3,232,798)	5,159,822
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	18,869	0	18,869	0
8. Cash and cash equivalents at end of period (year)	2,452,448	2,478,784	(26,336)	1,927,024

(Note) Amounts less than one million yen have been omitted.

[APPENDIX]

Market Value of Securities and Money Held in Trust

1. Securities

(Note)
The amounts shown in the following tables include negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.

(1) Bonds classified as held-to-maturity with market value

As of September 30, 2007 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)
Japanese government bonds	629,520	624,234	(5,285)
Japanese local government bonds	97,206	95,885	(1,321)
Japanese corporate bonds	386,456	383,881	(2,575)
Other	5,630	5,633	2
Total	1,118,814	1,109,634	(9,179)

(Note) Market value is calculated using market prices at the interim period-end.

(2) Other securities with market value

As of September 30, 2007 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	1,954,559	3,683,628	1,729,068
Bonds	7,907,468	7,744,228	(163,239)
Japanese government bonds	6,742,468	6,592,972	(149,495)
Japanese local government bonds	437,521	430,861	(6,659)
Japanese corporate bonds	727,478	720,394	(7,083)
Other	3,731,231	3,690,266	(40,964)
Total	13,593,259	15,118,124	1,524,864

(Notes)
1. Consolidated balance sheet amount is calculated as follows:
   - Stocks: Average market prices during one month before the interim period-end
   - Bonds and other: Market prices at the interim period-end
2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim period. Valuation loss for the interim period was 53,536 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuers under self-assessment of assets.
   - Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   - Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   - Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(3) Securities with no available market value

As of September 30, 2007 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	17
Other	1,236
Other securities	
Unlisted stocks (excluding OTC stocks)	396,824
Unlisted bonds	2,715,372
Unlisted foreign securities	694,951
Other	628,856

2. Money Held in Trust

(1) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(2) Other money held in trust

As of September 30, 2007	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
			(Millions of yen)
Other money held in trust	2,549	2,627	78

(Note) Consolidated balance sheet amount is calculated using market prices at the interim period-end.

3. Net Unrealized Gains on Other Securities and Other Money Held in Trust

Net unrealized gains on other securities that is reported on the interim consolidated balance sheet is shown as follows:

As of September 30, 2007	(Millions of yen)
Net unrealized gains	1,525,150
Other securities	1,525,072
Other money held in trust	78
(–) Deferred tax liabilities	461,506
Net unrealized gains on other securities (before following adjustment)	1,063,644
(–) Minority interests	6,982
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	9,213
Net unrealized gains on other securities	1,065,875

(Note)
Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Stock Options

Amount of stock options to be expensed in the six months:

General and administrative expenses ¥ 12 million

Segment Information

1. Business segment information

Six months ended September 30, 2007						(Millions of yen)
	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	1,452,779	409,593	215,180	2,077,552	–	2,077,552
(2) Intersegment	26,932	10,133	125,849	162,915	(162,915)	–
Total	1,479,711	419,727	341,029	2,240,468	(162,915)	2,077,552
Ordinary expenses	1,215,669	401,701	252,145	1,869,516	(145,202)	1,724,314
Ordinary profit	264,042	18,025	88,883	370,951	(17,713)	353,237

(Notes)
1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

2. Geographic segment information

Six months ended September 30, 2007							(Millions of yen)
	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	1,695,995	137,724	130,801	113,030	2,077,552	–	2,077,552
(2) Intersegment	53,655	28,300	7,890	24,455	114,300	(114,300)	–
Total	1,749,650	166,025	138,691	137,485	2,191,853	(114,300)	2,077,552
Ordinary expenses	1,475,840	128,653	122,810	102,507	1,829,812	(105,498)	1,724,314
Ordinary profit	273,810	37,371	15,880	34,977	362,040	(8,802)	353,237

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

3. Ordinary income from overseas operations

Six months ended September 30, 2007	(Millions of yen)
Consolidated ordinary income from overseas operations (A)	381,556
Consolidated ordinary income (B)	2,077,552
(A) / (B)	18.4 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

Special Purpose Entities

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to fourteen special purpose entities ("SPEs") for their fund needs and issuing of commercial papers. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers, and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the fourteen SPEs as of their most recent closing dates were ¥2,865,600 million and ¥2,865,738 million, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

The amounts of transactions with these SPEs in the interim period are as follows:

(Millions of yen)

	Balances of principal transactions as of September 30, 2007	Principal profit or loss for the interim period	
		Item	Amount
Loans and bills discounted	¥ 2,158,322	Interest on loans and discounts	¥ 3,950
Credit lines	859,423	Fees and commissions	1,541
Liquidity lines	429,459	–	–

Per Share Data

As of and six months ended September 30	(Yen) 2007
Net assets per share	460,168.95
Net income per share	21,694.19
Net income per share (diluted)	20,840.67

(Notes)

1. Net income per share and Net income per share (diluted) are calculated based on the followings:

Six months ended September 30	(Millions of yen, except number of shares) 2007
Net income per share	
Net income	170,592
Amount not to attributable to common stockholders	6,479
[interim preferred stock dividends]	6,479
Net income attributable to common stock	164,113
Average number of common stock during the six months (in thousand)	7,564
Net income per share (diluted)	
Adjustment for net income	3,376
[interim preferred stock dividends]	3,381
[stock acquisition rights issued by subsidiaries and affiliates]	(4)
Increase in number of common stock (in thousand)	471
[preferred stock]	471
[stock acquisition rights]	0
Outline of dilutive securities which were not included in the calculation of "Net income per share (diluted)" because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

September 30	(Millions of yen, except number of shares) 2007
Net assets	5,268,853
Amounts excluded from Net assets	1,787,738
[preferred stock]	360,303
[interim preferred stock dividends]	6,479
[stock acquisition rights]	27
[minority interests]	1,420,928
Net assets attributable to common stock at the interim period-end	3,481,115
Number of common stock at the interim period-end used for the calculation of Net assets per share (in thousand)	7,564

Subsequent Events

SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") reached a final agreement with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease") on July 30, 2007 concerning strategic joint businesses in leasing and auto leasing business and mergers of two businesses (a merger between SMBC Leasing and Sumisho Lease, and a merger between SMBC Auto Leasing and Sumisho Auto Lease). And they also concluded "Basic Agreement Concerning the Joint Business" and "Merger Agreement" with respect to the two businesses. In accordance with the merger agreements, SMBC Leasing and Sumisho Lease merged on October 1, 2007, and SMBC Auto Leasing and Sumisho Auto Lease also merged on the same day.

<Purchase method>

1. Outline of the business combination of leasing companies

(1) Name and business of the acquired company

Sumisho Lease (Leasing business)

(2) Reason for the business combination

SMBC Leasing and Sumisho Lease have merged with the aim of achieving the highest leasing volume in Japan by leveraging the blue-chip customer bases of both the SMFG Group and the Sumitomo Corporation Group, and to create a high quality leasing company that can respond accurately and timely to market needs which are becoming increasingly sophisticated, by combining and blending the finance know-how of SMBC Leasing as a subsidiary of a bank and the product and distribution know-how of Sumisho Lease as a subsidiary of a trading company, thereby promoting diversification and differentiation of products and providing more value-added products going beyond traditional approaches.

(3) Date of the business combination

October 1, 2007

(4) Legal form of business combination

The merger was a merger procedure by absorption with Sumisho Lease as the surviving company and SMBC Leasing was dissolved.

(Name of the merged company: Sumitomo Mitsui Finance and Leasing Company, Limited)

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) Percentage share of voting rights SMFG has acquired

55%

<Business combination of consolidated subsidiary>

1. Outline of the business combination of auto leasing companies

(1) Name and business of the companies

Combining company: Sumisho Auto Lease (Auto leasing business)

Combined company: SMBC Auto Leasing (Auto leasing business)

(2) Reason for the business combination

Sumisho Auto Lease and SMBC Auto Leasing have merged to survive and thrive in the auto leasing industry that is becoming increasingly competitive and to establish a structure to capture the number one market share by capitalizing on the high-quality customer bases of both the Sumitomo Corporation Group and the SMFG Group and combining the high-value-added services of Sumisho Auto Lease based on its value chain and business network of SMBC Auto Leasing. Another aim of the merger is to achieve better customer satisfaction by combining and blending the product and distribution know-how of Sumisho Auto Lease as a subsidiary of a trading company, and the finance know-how of SMBC Auto Leasing as a subsidiary of a bank, thereby pursuing various services.

(3) Date of the business combination

October 1, 2007

(4) Legal form of business combination

The merger was a merger procedure by absorption with Sumisho Auto Leasing as the surviving company, and SMBC Auto Leasing was dissolved.

(Name of the merged company: Sumitomo Mitsui Auto Service Company, Limited)

2. Outline of accounting method

As a result of the merger between Sumisho Auto Leasing and SMBC Auto Leasing, SMBC Auto Leasing was excluded from the scope of affiliated company and the combined company became an equity method affiliated company of SMFG. SMFG will apply the accounting procedures stipulated by Article 20 of the "Accounting Standard for Business Divestitures" (ASBJ Statement No.7).

3. Name of the business segment, in which the subsidiary was included, in the segment information

Leasing business

4. Interim consolidated statement of income for the interim period included the following earnings of SMBC Auto Leasing: (approximate amounts)

Ordinary income: ¥ 69,752 million
Ordinary profit: 2,237 million
Net income: 1,254 million

5. Status after the business combination

SMBC Auto Leasing and its subsidiaries are excluded from the scope of consolidation, and Sumitomo Mitsui Auto Service Company, Limited and its subsidiaries have become affiliated companies accounted for by the equity method.

Other Notes

Please refer to EDINET system (https://info.edinet.go.jp/EdiHtml/main.htm) in December 2007 (available in Japanese).

SMFG will also disclose notes on lease transactions and derivative transactions on the Interim Financial Report that will be issued in February 2008. (http://www.smfg.co.jp/english/index.html)

V. Non-Consolidated Financial Statements

1. Non-consolidated Balance Sheets

(Millions of yen, %)

September 30, 2007 and 2006, and March 31, 2007	September 30				March 31, 2007 (Condensed)	
	2007		2006			
Assets		%		%		%
Current assets						
Cash and due from banks	46,052		18,458		37,073	
Other current assets	2,732		63,436		72,291	
Total current assets	48,785	1.2	81,894	2.1	109,364	2.8
Fixed assets						
Tangible fixed assets	6		9		7	
Intangible fixed assets	14		26		20	
Investments and other assets	3,952,663		3,847,671		3,850,052	
Investments in subsidiaries and affiliates	3,950,934		3,847,651		3,847,716	
Other	1,728		20		2,336	
Total fixed assets	3,952,685	98.8	3,847,707	97.9	3,850,079	97.2
Deferred charges	–	–	150	0.0	–	–
Total assets	4,001,470	100.0	3,929,752	100.0	3,959,444	100.0
Liabilities						
Current liabilities						
Short-term borrowings	1,059,030		620,000		959,030	
Reserve for employees bonuses	82		76		83	
Other current liabilities	2,055		57,463		2,258	
Total current liabilities	1,061,168	26.5	677,539	17.2	961,372	24.3
Fixed liabilities						
Reserve for executive retirement benefits	178		–		174	
Total fixed liabilities	178	0.0	–	–	174	0.0
Total liabilities	1,061,347	26.5	677,539	17.2	961,546	24.3
Net assets						
Stockholders' equity						
Capital stock	1,420,877	35.5	1,420,877	36.2	1,420,877	35.9
Capital surplus						
Capital reserve	642,355		642,355		642,355	
Other capital surplus	288,073		510,385		288,113	
Total capital surplus	930,429	23.3	1,152,740	29.3	930,469	23.5
Retained earnings						
Other retained earnings						
Voluntary reserve	30,420		30,420		30,420	
Retained earnings brought forward	641,456		653,398		698,709	
Total retained earnings	671,876	16.8	683,818	17.4	729,129	18.4
Treasury stock	(83,060)	(2.1)	(5,223)	(0.1)	(82,578)	(2.1)
Total stockholders' equity	2,940,122	73.5	3,252,213	82.8	2,997,898	75.7
Total net assets	2,940,122	73.5	3,252,213	82.8	2,997,898	75.7
Total liabilities and net assets	4,001,470	100.0	3,929,752	100.0	3,959,444	100.0

(Note) Amounts less than one million yen have been omitted.

2. Non-consolidated Statements of Income

(Millions of yen, %)

Six months ended September 30, 2007 and 2006, and Year ended March 31, 2007	Six months ended September 30						Year ended March 31, 2007 (Condensed)		
	2007			2006					
			%			%			%
Operating income									
Dividends on investments in subsidiaries and affiliates	15,022			317,486			366,680		
Fees and commissions received from subsidiaries	8,913	23,936	100.0	3,854	321,340	100.0	9,798	376,479	100.0
Operating expenses									
General and administrative expenses	3,333	3,333	13.9	1,567	1,567	0.5	3,641	3,641	1.0
Operating profit		20,602	86.1		319,772	99.5		372,838	99.0
Nonoperating income		282	1.2		219	0.1		234	0.1
Nonoperating expenses		9,228	38.6		880	0.3		8,594	2.3
Ordinary profit		11,655	48.7		319,112	99.3		364,477	96.8
Income before income taxes		11,655	48.7		319,112	99.3		364,477	96.8
Income taxes:									
Current	1,583			345			2,918		
Deferred	706	2,289	9.6	542	888	0.3	(1,975)	942	0.2
Net income		9,366	39.1		318,223	99.0		363,535	96.6

(Note) Amounts less than one million yen have been omitted.

3. Non-consolidated Statement of Changes in Net Assets

Six months ended September 30, 2007 (Millions of yen)

	Stockholders' equity									Total net assets
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	
Balance at March 31, 2007	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	(82,578)	2,997,898	2,997,898
Changes in the six months										
Cash dividends						(66,619)	(66,619)		(66,619)	(66,619)
Net income						9,366	9,366		9,366	9,366
Acquisition of own shares								(641)	(641)	(641)
Disposal of treasury shares			(39)	(39)				158	119	119
Net changes in the six months	–	–	(39)	(39)	–	(57,253)	(57,253)	(482)	(57,775)	(57,775)
Balance at September 30, 2007	1,420,877	642,355	288,073	930,429	30,420	641,456	671,876	(83,060)	2,940,122	2,940,122

(Note) Amounts less than one million yen have been omitted.

Six months ended September 30, 2006 (Millions of yen)

	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Net assets
Balance at March 31, 2006	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	(4,393)	3,935,426	3,935,426
Changes in the six months										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	–					–	–
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						318,223	318,223		318,223	318,223
Acquisition of own shares								(1,174,922)	(1,174,922)	(1,174,922)
Disposal of treasury shares			15	15				56	71	71
Retirement of treasury shares			(1,174,036)	(1,174,036)				1,174,036	–	–
Net changes in the six months	–	(778,634)	(174,021)	(952,655)	–	270,272	270,272	(830)	(683,213)	(683,213)
Balance at September 30, 2006	1,420,877	642,355	510,385	1,152,740	30,420	653,398	683,818	(5,223)	3,252,213	3,252,213

(Note) Amounts less than one million yen have been omitted.

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity										
		Capital surplus			Retained earnings						
					Other retained earnings						
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	(4,393)	3,935,426	3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	–					–	–
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares			(1,396,277)	(1,396,277)				1,396,277	–	–
Net changes in the year	–	(778,634)	(396,292)	(1,174,927)	–	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	(82,578)	2,997,898	2,997,898

(Note) Amounts less than one million yen have been omitted.

平成１９年度
中間決算説明資料

株式会社三井住友フィナンシャルグループ
株　式　会　社　三　井　住　友　銀　行

【 目　　次 】

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平成１９年度中間決算の概況

（注） 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

2. 【単体】は、三井住友銀行の単体の計数を表示しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成１９年度中間決算の概況

１．損益状況

【三井住友銀行単体】

（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
業務粗利益	1	718,492	109,372	609,120
（除く国債等債券損益）	2	(724,741)	(53,928)	(670,813)
国内業務粗利益	3	601,219	61,163	540,056
（除く国債等債券損益）	4	(595,331)	(5,279)	(590,052)
資金利益	5	460,740	9,226	451,514
信託報酬	6	2,239	835	1,404
役務取引等利益	7	123,513	△ 5,879	129,392
特定取引利益	8	4,674	3,703	971
その他業務利益	9	10,051	53,277	△ 43,226
（うち国債等債券損益）	10	(5,887)	(55,883)	(△ 49,996)
国際業務粗利益	11	117,272	48,208	69,064
（除く国債等債券損益）	12	(129,409)	(48,649)	(80,760)
資金利益	13	16,801	24,504	△ 7,703
役務取引等利益	14	33,643	3,547	30,096
特定取引利益	15	98,602	59,448	39,154
その他業務利益	16	△ 31,775	△ 39,291	7,516
（うち国債等債券損益）	17	(△ 12,137)	(△ 441)	(△ 11,696)
経費（除く臨時処理分）	18	△ 327,587	△ 30,076	△ 297,511
人件費	19	△ 107,258	△ 10,390	△ 96,868
物件費	20	△ 200,867	△ 16,974	△ 183,893
税金	21	△ 19,462	△ 2,713	△ 16,749
業務純益（一般貸倒引当金繰入前）	22	390,904	79,295	311,609
（除く国債等債券損益）	23	(397,153)	(23,852)	(373,301)
一般貸倒引当金繰入額	24	△ 7,784	△ 7,784	－
業務純益	25	383,119	71,510	311,609
うち国債等債券損益	26	△ 6,249	55,443	△ 61,692
臨時損益	27	△ 225,270	△ 182,739	△ 42,531
不良債権処理額	28	△ 106,441	△ 59,740	△ 46,701
株式等損益	29	△ 103,816	△ 112,536	8,720
株式等売却益	30	8,224	△ 6,518	14,742
株式等売却損	31	△ 546	△ 449	△ 97
株式等償却	32	△ 111,494	△ 105,570	△ 5,924
その他臨時損益	33	△ 15,012	△ 10,462	△ 4,550
経常利益	34	157,849	△ 111,229	269,078
特別損益	35	△ 2,639	△ 31,911	29,272
うち固定資産処分損益	36	450	1,314	△ 864
うち減損損失	37	△ 3,095	△ 1,638	△ 1,457
うち貸倒引当金戻入益	38	－	△ 13,330	13,330
うち償却債権取立益	39	6	△ 131	137
うち退職給付信託返還益	40	－	△ 36,330	36,330
うち子会社整理損	41	－	18,203	△ 18,203
税引前中間純利益	42	155,209	△ 143,142	298,351
法人税、住民税及び事業税	43	△ 7,210	543	△ 7,753
法人税等調整額	44	△ 84,200	22,751	△ 106,951
中間純利益	45	63,798	△ 119,848	183,646

与信関係費用（24＋28＋38＋39）	46	△ 114,220	△ 80,987	△ 33,233
一般貸倒引当金繰入額	47	△ 7,784	△ 27,333	19,549
貸出金償却	48	△ 59,177	△ 19,240	△ 39,937
個別貸倒引当金繰入額	49	△ 44,500	△ 38,235	△ 6,265
貸出債権売却損等	50	△ 4,703	2,061	△ 6,764
特定海外債権引当勘定繰入額	51	1,941	1,895	46
償却債権取立益	52	6	△ 131	137

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】　（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
連結粗利益	1	1,022,551	136,742	885,809
資金利益	2	599,574	39,959	559,615
信託報酬	3	2,262	846	1,416
役務取引等利益	4	293,439	10,045	283,394
特定取引利益	5	118,362	66,749	51,613
その他業務利益	6	8,912	19,142	△ 10,230
営業経費	7	△ 477,357	△ 44,652	△ 432,705
不良債権処理額	8	△ 143,490	△ 78,513	△ 64,977
貸出金償却	9	△ 65,014	△ 7,388	△ 57,626
個別貸倒引当金繰入額	10	△ 62,470	△ 62,470	—
一般貸倒引当金繰入額	11	△ 12,584	△ 12,584	—
その他	12	△ 3,421	3,929	△ 7,350
株式等損益	13	△ 47,423	△ 57,793	10,370
持分法による投資損益	14	19,030	51,374	△ 32,344
その他	15	△ 20,072	△ 11,056	△ 9,016
経常利益	16	353,237	△ 3,899	357,136
特別損益	17	△ 2,903	△ 47,068	44,165
うち減損損失	18	△ 3,205	△ 1,199	△ 2,006
うち貸倒引当金戻入益	19	—	△ 6,470	6,470
うち償却債権取立益	20	386	△ 156	542
うち退職給付信託返還益	21	—	△ 36,330	36,330
税金等調整前中間純利益	22	350,334	△ 50,968	401,302
法人税、住民税及び事業税	23	△ 53,951	△ 11,678	△ 42,273
法人税等調整額	24	△ 89,270	△ 3,052	△ 86,218
少数株主利益	25	△ 36,519	△ 7,370	△ 29,149
中間純利益	26	170,592	△ 73,068	243,660

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（8＋19＋20）	27	△ 143,104	△ 85,141	△ 57,963

（ご参考）　（億円）

連結業務純益	28	4,996	732	4,264

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）　（単位　社）

		19年９月末	19年３月末比	19年３月末
連結子会社数	29	185	4	181
持分法適用会社数	30	66	4	62

2．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	19年中間期	18年中間期比	18年中間期
業務純益（一般貸倒引当金繰入前）	390,904	79,295	311,609
職員一人当たり（千円）	21,805	3,313	18,492
業　務　純　益	383,119	71,510	311,609
職員一人当たり（千円）	21,371	2,879	18,492
業務純益（一般貸倒繰入前・除く国債等債券損益）	397,153	23,852	373,301
職員一人当たり（千円）	22,153	0	22,153

	19年中間期	18年中間期比	18年中間期
粗　利　経　費　率	45.6	△ 3.2	48.8

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘　【三井住友銀行単体】

（単位　％）

	19年中間期 4月-6月	19年中間期 7月-9月	19年中間期	18年中間期比	18年中間期
資金運用利回（A）			1.78	＋ 0.31	1.47
貸出金利回（C）	1.96	2.03	2.00	＋ 0.35	1.65
有価証券利回			1.37	＋ 0.37	1.00
資金調達原価（B）			1.21	＋ 0.33	0.88
資金調達利回			0.36	＋ 0.25	0.11
預金等利回（D）	0.22	0.23	0.22	＋ 0.16	0.06
外部負債利回			0.71	＋ 0.40	0.31
経費率			0.85	＋ 0.08	0.77
総資金利鞘（A）－（B）			0.57	△ 0.02	0.59
預貸金利鞘（C）－（D）	1.74	1.80	1.78	＋ 0.19	1.59

4．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	19年中間期	18年中間期比	18年中間期
国債等債券損益	△ 6,249	55,443	△ 61,692
売　却　益	20,854	9,070	11,784
売　却　損	△ 6,183	61,863	△ 68,046
償　還　益	12	△ 31	43
償　還　損	△ 4,982	491	△ 5,473
償　　却	△ 15,948	△ 15,948	－

	19年中間期	18年中間期比	18年中間期
株式等損益	△ 103,816	△ 112,536	8,720
売　却　益	8,224	△ 6,518	14,742
売　却　損	△ 546	△ 449	△ 97
償　　却	△ 111,494	△ 105,570	△ 5,924

5. 有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（金額単位　百万円）

	19年9月末				19年3月末		
	評価損益				評価損益		
		19年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 9,137	3,927	423	△ 9,560	△ 13,064	200	△ 13,265
子会社·関連会社株式	32,329	24,371	34,289	△ 1,959	7,958	85,505	△ 77,547
その他有価証券	1,517,691	△315,200	1,767,064	△249,373	1,832,891	2,028,694	△195,802
株式	1,716,282	△262,467	1,735,100	△ 18,817	1,978,749	1,990,476	△ 11,727
債券	△157,704	△ 6,260	969	△158,674	△151,444	748	△152,193
その他	△ 40,886	△ 46,473	30,994	△ 71,881	5,587	37,469	△ 31,882
その他の金銭の信託	78	△ 244	78	−	322	322	−
合　計	1,540,962	△287,145	1,801,855	△260,893	1,828,107	2,114,723	△286,615
株式	1,748,612	△238,095	1,769,389	△ 20,777	1,986,707	2,075,981	△ 89,274
債券	△166,846	△ 2,156	1,388	△168,235	△164,690	768	△165,458
その他	△ 40,803	△ 46,893	31,078	△ 71,881	6,090	37,972	△ 31,882

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

【連結】　（金額単位　百万円）

	19年9月末				19年3月末		
	評価損益				評価損益		
		19年3月末比	評価益	評価損		評価益	評価損
満期保有目的	△ 9,179	3,886	423	△ 9,603	△ 13,065	200	△ 13,266
その他有価証券	1,524,864	△300,304	1,787,556	△262,692	1,825,168	2,032,120	△206,952
株式	1,729,068	△243,579	1,752,060	△ 22,991	1,972,647	1,987,337	△ 14,689
債券	△163,239	△ 5,872	1,679	△164,918	△157,367	1,805	△159,173
その他	△ 40,964	△ 50,852	33,816	△ 74,781	9,888	42,977	△ 33,089
その他の金銭の信託	78	△ 244	78	−	322	322	−
合　計	1,515,762	△296,662	1,788,058	△272,295	1,812,424	2,032,643	△220,218
株式	1,729,068	△243,579	1,752,060	△ 22,991	1,972,647	1,987,337	△ 14,689
債券	△172,421	△ 1,808	2,097	△174,519	△170,613	1,825	△172,439
その他	△ 40,884	△ 51,275	33,899	△ 74,784	10,391	43,480	△ 33,089

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

６． 有価証券償還予定額 【三井住友銀行単体】

その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位　億円）

	19年９月末					19年３月末				
	１年以内	１年超 ５年以内	５年超 10年以内	10年超	合計	１年以内	１年超 ５年以内	５年超 10年以内	10年超	合計
債　券	24,885	33,052	27,833	19,430	105,202	34,239	35,932	22,619	20,008	112,800
国　債	19,680	12,444	14,364	18,521	65,010	27,849	13,537	8,845	19,040	69,273
地方債	997	881	2,828	4	4,711	837	1,324	3,040	4	5,207
社　債	4,207	19,727	10,640	904	35,479	5,551	21,070	10,733	963	38,319
その他	5,786	16,162	5,617	7,604	35,170	5,015	4,228	6,781	7,839	23,865
合　計	30,672	49,214	33,450	27,034	140,372	39,255	40,161	29,400	27,848	136,665

７． デリバティブ取引（繰延ヘッジ会計適用分）の概要 【三井住友銀行単体】

（金額単位　億円）

	19年９月末				19年３月末			
	資産	負債	ネット 資産	ネット 繰延利益	資産	負債	ネット 資産	ネット 繰延利益
金利スワップ	338	975	△　637	△1,504	496	781	△　285	△1,431
通貨スワップ	49	32	17	7	71	64	7	6
その他	2	3	△　1	38	4	5	△　1	△　20
合計	389	1,010	△　621	△1,459	571	850	△　279	△1,445

（注）1. デリバティブ取引については、時価をもって（中間）貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	19年９月末				19年３月末			
	１年以内	１年超 5年以内	5年超	合計	１年以内	１年超 5年以内	5年超	合計
受取固定･支払変動	53,605	105,808	37,780	197,193	71,187	118,684	44,298	234,169
受取変動･支払固定	9,867	51,937	51,969	113,773	11,032	51,916	52,186	115,134
受取変動･支払変動	－	308	200	508	2,000	305	203	2,508
金利ｽﾜｯﾌﾟ想定元本合計	63,472	158,053	89,949	311,474	84,219	170,905	96,687	351,811

8．退職給付関連

（1）退職給付債務残高

【三井住友銀行単体】　（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
退職給付債務残高（期首）	（A）	841,484	△　960	842,444
（割引率）		（2.5%）	（－）	（2.5%）
年金資産時価総額（期首）	（B）	1,150,023	△　57,269	1,207,292
退職給付引当金（期首）	（C）	－	－	－
前払年金費用（期首）	（D）	175,844	△　1,132	176,976
未認識過去勤務債務（債務の減額）（期首）	（E）	△　47,915	11,084	△　58,999
未認識数理計算上の差異（期首）	(A-B-C+D-E)	△　84,779	44,092	△　128,871

（ご参考）【連結】　（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
退職給付債務残高（期首）	（A）	910,139	337	909,802
年金資産時価総額（期首）	（B）	1,186,060	△　50,475	1,236,535
退職給付引当金（期首）	（C）	34,424	△　2,362	36,786
前払年金費用（期首）	（D）	178,182	1,206	176,976
未認識過去勤務債務（債務の減額）（期首）	（E）	△　48,257	11,470	△　59,727
未認識数理計算上の差異（期首）	(A-B-C+D-E)	△　83,905	42,911	△　126,816

（2）退職給付費用

【三井住友銀行単体】　（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
退職給付費用	（A）	△　714	△　573	△　141
勤務費用		7,686	△　170	7,856
利息費用		10,518	△　12	10,530
期待運用収益		△　15,754	△　922	△　14,832
過去勤務債務の損益処理額		△　5,542	－	△　5,542
数理計算上の差異の損益処理額		1,944	583	1,361
その他		432	△　51	483
退職給付信託返還益	（B）	－	36,330	△　36,330
合　計	(A+B)	△　714	35,757	△　36,471

（ご参考）【連結】　（金額単位　百万円）

		19年中間期	18年中間期比	18年中間期
退職給付費用	（A）	3,088	△　111	3,199
退職給付信託返還益	（B）	－	36,330	△　36,330
合　計	(A+B)	3,088	36,218	△　33,130

９．自己資本比率

【連結】

（単位　億円、％）

	19年９月末［速報値］	19年３月末比	19年３月末	18年９月末（参考）
（１）連結自己資本比率（第一基準）	10.60	△　0.71	11.31	10.07
Tier I　比率	6.33	△　0.11	6.44	5.50
（２）Tier　I	40,693	1,660	39,033	37,377
（３）Tier　II	34,814	△　1,588	36,402	37,377
（４）控除項目	7,383	475	6,908	6,306
（５）自己資本（２）＋（３）－（４）	68,124	△　403	68,527	68,449
（６）リスク・アセット等	642,511	37,108	605,403	679,459
（７）総所要自己資本額（６）×８％	51,401	2,969	48,432	

(注)自己資本比率（第一基準）は、平成19年3月末より「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第20号）」に基づき算出しております。

【三井住友銀行連結】

	19年９月末	19年３月末比	19年３月末	18年９月末
連結自己資本比率（国際統一基準）	12.05	△　0.90	12.95	10.86

【三井住友銀行単体】

	19年９月末	19年３月末比	19年３月末	18年９月末
単体自己資本比率（国際統一基準）	12.65	△　0.80	13.45	11.48

(注)自己資本比率（国際統一基準）は、平成19年3月末より「銀行法第14条の2の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第19号）」に基づき算出しております。

１０．ＲＯＥ　【連結】

（単位　％）

	19年中間期	18年度比	18年中間期比	18年度	18年中間期
中間（当期）純利益ベース	9.3	△　3.8	△　6.9	13.1	16.2

(注)ＲＯＥ＝ $\dfrac{\text{（中間（当期）純利益－優先株式配当金総額）×365日÷183（365）日}}{\text{[(期首純資産の部－期首発行済優先株式数×発行価額－期首新株予約権－期首少数株主持分)＋（期末純資産の部－期末発行済優先株式数×発行価額－期末新株予約権－期末少数株主持分)]÷2}}$ ×１００

（単位　％）

	19年中間期	18年度比	18年中間期比	18年度	18年中間期
中間（当期）純利益ベース（希薄化後）	8.8	△　1.7	△　3.3	10.5	12.1

(注)ＲＯＥ(希薄化後)＝ $\dfrac{\text{中間（当期）純利益×365日÷183（365）日}}{\text{[（期首純資産の部－期首新株予約権－期首少数株主持分）＋（期末純資産の部－期末新株予約権－期末少数株主持分）]÷2}}$ ×１００

１１．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

<19年9月末現在>　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,093① (19年3月末比 +4)	担保・保証等により回収可能部分 994(イ)		全額引当 99	全額償却 (注１)	個別貸倒引当金 141 (注２)	100% (注３)
破綻懸念先	危険債権 3,404② (19年3月末比 +403)	担保・保証等により回収可能部分 1,703(ロ)		必要額を引当 1,701		個別貸倒引当金 1,354 (注２)	79.6% (注３)
要注意先	要管理債権 3,239③ (19年3月末比 △58) (要管理先債権)	要管理債権中の担保・保証等による保全部分 984(ハ)				要管理債権に対する一般貸倒引当金 1,029	45.5% (注３) 16.0% (注３)
	正常債権 619,646	要管理先債権以外の要注意先債権				一般貸倒引当金 5,386	6.3% [10.8%] (注４)
正常先		正常先債権					0.3% (注４)

総計	特定海外債権引当勘定
627,382④	0

A＝①＋②＋③	B 担保・保証等により回収可能部分 (イ＋ロ＋ハ)	C 左記以外 (A－B)	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金 (注２)	引当率 (注５) D／C
7,736⑤ (19年3月末比 +349) <不良債権比率 (⑤/④) 1.2%>	3,681	4,055	2,524	62.3%

保全率＝（B＋D）／A　80.2%

（注１）　直接減額 3,195億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　42億円、破綻懸念先　94億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権(要管理先債権を含む)」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１２．リスク管理債権の状況

【三井住友銀行単体】　（金額単位　百万円）

		19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
リスク管理債権	破綻先債権	37,531	3,777	△ 4,598	33,754	42,129
	延滞債権	387,442	29,810	△ 98,322	357,632	485,764
	３カ月以上延滞債権	24,825	4,282	△ 8,823	20,543	33,648
	貸出条件緩和債権	299,124	△ 10,009	27,164	309,133	271,960
	合計	748,924	27,860	△ 84,579	721,064	833,503
	直接減額実施額	284,253	17,380	△ 233,543	266,873	517,796
貸出金残高（末残）		55,025,706	1,269,266	1,123,229	53,756,440	53,902,477

（単位　%）

		19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
貸出金残高比	破綻先債権	0.1	0.0	0.0	0.1	0.1
	延滞債権	0.7	0.0	△ 0.2	0.7	0.9
	３カ月以上延滞債権	0.0	0.0	△ 0.1	0.0	0.1
	貸出条件緩和債権	0.5	△ 0.1	0.0	0.6	0.5
	合計	1.4	0.1	△ 0.1	1.3	1.5

【連結】　（金額単位　百万円）

		19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
リスク管理債権	破綻先債権	59,904	△ 811	△ 4,953	60,715	64,857
	延滞債権	533,325	26,036	△ 105,060	507,289	638,385
	３カ月以上延滞債権	31,769	9,751	△ 5,096	22,018	36,865
	貸出条件緩和債権	441,944	△ 35,418	34,017	477,362	407,927
	合計	1,066,944	△ 442	△ 81,092	1,067,386	1,148,036
	直接減額実施額	434,461	4,126	△ 266,885	430,335	701,346
貸出金残高（末残）		60,193,566	1,504,244	1,009,109	58,689,322	59,184,457

（単位　%）

		19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
貸出金残高比	破綻先債権	0.1	0.0	0.0	0.1	0.1
	延滞債権	0.9	0.0	△ 0.2	0.9	1.1
	３カ月以上延滞債権	0.1	0.1	0.0	0.0	0.1
	貸出条件緩和債権	0.7	△ 0.1	0.0	0.8	0.7
	合計	1.8	0.0	△ 0.1	1.8	1.9

１３．貸倒引当金等の状況

【三井住友銀行単体】

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
貸倒引当金	688,148	10,575	△　83,674	677,573	771,822
一般貸倒引当金	538,592	7,785	△　14,866	530,807	553,458
個別貸倒引当金	149,555	4,731	△　66,501	144,824	216,056
特定海外債権引当勘定	0	△　1,941	△　2,307	1,941	2,307
直接減額実施額	319,472	21,158	△　217,520	298,314	536,992

【連結】

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
貸倒引当金	930,577	41,484	△　48,422	889,093	978,999
一般貸倒引当金	706,455	22,866	△　6,362	683,589	712,817
個別貸倒引当金	224,121	20,559	△　39,753	203,562	263,874
特定海外債権引当勘定	0	△　1,941	△　2,307	1,941	2,307
直接減額実施額	517,426	27,303	△　233,120	490,123	750,546

１４．リスク管理債権に対する引当率

【三井住友銀行単体】

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
直接減額実施前	97.5	△　1.3	0.6	98.8	96.9
直接減額実施後	91.9	△　2.1	△　0.7	94.0	92.6

【連結】

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
直接減額実施前	96.4	4.3	2.9	92.1	93.5
直接減額実施後	87.2	3.9	1.9	83.3	85.3

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１５．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
破産更生債権及びこれらに準ずる債権	109,278	385	△ 26,686	108,893	135,964
危険債権	340,420	40,323	△ 84,740	300,097	425,160
要管理債権	323,949	△ 5,728	18,340	329,677	305,609
合計（Ａ）	773,649	34,982	△ 93,085	738,667	866,734
正常債権	61,964,509	1,422,271	3,522,440	60,542,238	58,442,069
総計（Ｂ）	62,738,158	1,457,252	3,429,355	61,280,906	59,308,803
不良債権比率（Ａ／Ｂ）	1.2	0.0	△ 0.3	1.2	1.5
直接減額実施額	319,472	21,158	△ 217,520	298,314	536,992

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
なお、「金融機能の再生のための緊急措置に関する法律施行規則」の改正により、平成19年３月期より自行保証付私募債（当行がその元本の償還及び利息の支払の全部又は一部について保証している私募による社債）を新たに開示債権の対象に加えております。

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
保全額（Ｃ）	620,628	33,947	△ 137,633	586,681	758,261
貸倒引当金（注）（Ｄ）	252,472	8,769	△ 55,529	243,703	308,001
担保保証等（Ｅ）	368,156	25,179	△ 82,104	342,977	450,260

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
保全率（Ｃ）／（Ａ）	80.2	0.8	△ 7.3	79.4	87.5
貸倒引当金総額を分子に算入した場合の保全率	136.5	△ 1.7	△ 4.5	138.2	141.0

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	62.3	0.7	△ 11.7	61.6	74.0
貸倒引当金総額を分子に算入した場合の引当率	169.7	△ 1.5	△ 15.6	171.2	185.3

【連結】

（単位　百万円、％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
破産更生債権及びこれらに準ずる債権	184,654	△ 9,138	△ 32,798	193,792	217,452
危険債権	437,261	52,444	△ 78,365	384,817	515,626
要管理債権	480,374	△ 25,650	28,724	506,024	451,650
合計（Ａ）	1,102,291	17,659	△ 82,437	1,084,632	1,184,728
正常債権	67,502,134	2,686,527	4,523,413	64,815,607	62,978,721
総計（Ｂ）	68,604,425	2,704,185	4,440,976	65,900,240	64,163,449
不良債権比率（Ａ／Ｂ）	1.6	0.0	△ 0.2	1.6	1.8

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
保全額（Ｃ）	874,982	△ 6,519	△ 141,808	881,501	1,016,790
貸倒引当金（Ｄ）	298,238	16,580	△ 52,677	281,658	350,915
担保保証等（Ｅ）	576,744	△ 23,099	△ 89,131	599,843	665,875

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
保全率（Ｃ）／（Ａ）	79.4	△ 1.9	△ 6.4	81.3	85.8
貸倒引当金総額を分子に算入した場合の保全率	136.7	△ 0.6	△ 2.1	137.3	138.8

（単位　％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	56.7	△ 1.4	△ 10.9	58.1	67.6
貸倒引当金総額を分子に算入した場合の引当率	177.1	△ 6.3	△ 11.6	183.4	188.7

１６．不良債権のオフバランス化の実績　【三井住友銀行単体】

（金額単位　億円）

	19年３月末	19年度上期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	19年９月末
破産更生等債権	1,089	4	341	△　337	1,093
危険債権	3,001	403	1,412	△　1,009	3,404
合　計	4,090	407	1,753	△　1,346	4,497
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注1)	809				947

要因別内訳(注2)		
	清算型処理	△　97
	再建型処理	△　274
	再建型処理に伴う業況改善	－
	債権流動化	△　460
	直接償却	389
	その他	△　904
	うち回収・返済等	△　785
	うち業況改善	△　119
	合計	△　1,346

(注1) オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

(注2) １．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生､民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。

１７．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
国内店分（除く特別国際金融取引勘定）	48,045,111	△　145,398	△　453,118	48,190,509	48,498,229
製造業	5,261,991	25,894	46,124	5,236,097	5,215,867
農業、林業、漁業及び鉱業	131,141	△　1,055	△　904	132,196	132,045
建設業	1,210,515	△　14,436	1,153	1,224,951	1,209,362
運輸、情報通信、公益事業	2,789,203	△　96,965	2,455	2,886,168	2,786,748
卸売・小売業	5,000,850	△　88,447	△　59,723	5,089,297	5,060,573
金融・保険業	6,140,831	464,926	617,361	5,675,905	5,523,470
不動産業	6,639,329	270,086	232,243	6,369,243	6,407,086
各種サービス業	5,435,176	△　307,200	△　508,743	5,742,376	5,943,919
地方公共団体	574,422	△　17,816	51,750	592,238	522,672
その他	14,861,648	△　380,385	△　834,835	15,242,033	15,696,483
海外店分及び特別国際金融取引勘定分	6,980,595	1,414,664	1,576,348	5,565,931	5,404,247
政府等	28,296	9,267	2,910	19,029	25,386
金融機関	351,068	63,170	53,912	287,898	297,156
商工業	6,236,774	1,197,966	1,423,328	5,038,808	4,813,446
その他	364,455	144,260	96,198	220,195	268,257
合計	55,025,706	1,269,266	1,123,229	53,756,440	53,902,477

うちリスク管理債権

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
国内店分（除く特別国際金融取引勘定）	670,090	△　9,404	△　113,215	679,494	783,305
製造業	53,371	△　5,380	△　9,010	58,751	62,381
農業、林業、漁業及び鉱業	2,881	63	△　332	2,818	3,213
建設業	41,241	6,914	3,370	34,327	37,871
運輸、情報通信、公益事業	70,116	△　33,864	△　22,090	103,980	92,206
卸売・小売業	102,686	11,222	21,402	91,464	81,284
金融・保険業	9,090	7,786	3,869	1,304	5,221
不動産業	154,319	△　15,764	△　74,803	170,083	229,122
各種サービス業	159,213	9,235	△　45,973	149,978	205,186
地方公共団体	−	−	−	−	−
その他	77,170	10,384	10,353	66,786	66,817
海外店分及び特別国際金融取引勘定分	78,834	37,264	28,636	41,570	50,198
政府等	−	−	−	−	−
金融機関	−	−	−	−	−
商工業	78,834	37,264	28,636	41,570	50,198
その他	−	−	−	−	−
合計	748,924	27,860	△　84,579	721,064	833,503

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	19年９月末	引当率	19年３月末比	18年９月末比	19年３月末	18年９月末
国内店分（除く特別国際金融取引勘定）	693,218	63.7	△　1,971	△　119,387	695,189	812,605
製造業	56,678	56.4	△　4,087	△　8,127	60,765	64,805
農業、林業、漁業及び鉱業	2,881	70.4	63	△　332	2,818	3,213
建設業	41,404	60.2	6,890	2,648	34,514	38,756
運輸、情報通信、公益事業	70,693	68.4	△　34,156	△　21,756	104,849	92,449
卸売・小売業	106,181	58.1	9,909	22,836	96,272	83,345
金融・保険業	10,200	48.2	7,759	3,860	2,441	6,340
不動産業	156,522	58.8	△　13,590	△　89,435	170,112	245,957
各種サービス業	169,661	61.4	14,877	△　39,309	154,784	208,970
地方公共団体	−	−	−	−	−	−
その他	78,995	100.0	10,365	10,229	68,630	68,766
海外店分及び特別国際金融取引勘定分	80,430	54.3	36,952	26,302	43,478	54,128
政府等	−	−	−	−	−	−
金融機関	−	−	−	−	−	−
商工業	80,430	54.3	36,952	26,302	43,478	54,128
その他	−	−	−	−	−	−
合計	773,649	62.3	34,982	△　93,085	738,667	866,734

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
消費者ローン残高	14,442,717	△　50,097	△　88,953	14,492,814	14,531,670
住宅ローン残高	13,507,255	△　50,266	△　76,564	13,557,521	13,583,819
うち自己居住用の住宅ローン残高	9,890,492	△　28,392	△　24,712	9,918,884	9,915,204
その他ローン残高	935,461	169	△　12,390	935,292	947,851

（４）中小企業等に対する貸出金

（単位　百万円、％）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
中小企業等貸出金残高	36,338,166	61,928	223,649	36,276,238	36,114,517
中小企業等貸出金比率	75.6	0.3	1.1	75.3	74.5

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１８．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
債権額	3	△ 32,575	△ 34,803	32,578	34,806
対象国数	1	△ 1	△ 1	2	2

（２）貸出金のアジア・中南米向け残高

①アジア主要国向け貸出金

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
インドネシア	55,841	3,952	△ 15,239	51,889	71,080
タイ	389,531	3,498	5,019	386,033	384,512
韓国	175,480	△ 92,680	△ 92,718	268,160	268,198
香港	509,384	108,834	110,526	400,550	398,858
中国	426,977	39,514	38,687	387,463	388,290
シンガポール	411,500	63,036	56,093	348,464	355,407
インド	124,004	75,068	75,722	48,936	48,282
マレーシア	57,225	△ 18,603	△ 20,690	75,828	77,915
パキスタン	1,428	△ 60	△ 148	1,488	1,576
その他	145,446	47,027	52,253	98,419	93,193
合計	2,296,822	229,587	209,506	2,067,235	2,087,316

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け貸出金

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
チリ	6,465	5,285	1,749	1,180	4,716
コロンビア	184	184	△ 36	−	220
メキシコ	36,548	△ 87	△ 8,660	36,635	45,208
アルゼンチン	14	0	0	14	14
ブラジル	94,329	64,106	40,607	30,223	53,722
ベネズエラ	3,885	50	△ 1,071	3,835	4,956
パナマ	391,639	△ 425	132,881	392,064	258,758
その他	2,558	△ 95	△ 1,418	2,653	3,976
合計	535,626	69,019	164,053	466,607	371,573

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	19年９月末	引当率	19年３月末比	18年９月末比	19年３月末	18年９月末
海外店分及び特別国際金融取引勘定分	80,430	54.3	36,952	26,302	43,478	54,128
アジア	31,084	44.2	△ 1,814	△ 10,111	32,898	41,195
インドネシア	268	43.0	△ 214	△ 711	482	979
香港	18,890	41.1	△ 498	△ 363	19,388	19,253
タイ	517	56.2	△ 54	△ 1,163	571	1,680
中国	1,910	43.0	△ 1,634	△ 1,071	3,544	2,981
その他	9,496	49.8	585	△ 6,803	8,911	16,299
北米	49,166	64.9	38,765	36,403	10,401	12,763
中南米	−	−	−	−	−	−
西欧	179	73.8	2	10	177	169
東欧	−	−	−	−	−	−

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１９．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	19年中間期	18年度比	18年中間期比	18年度	18年中間期
預　金　（末残）	66,379,291	144,289	232,049	66,235,002	66,147,242
預　金　（平残）	66,468,256	618,110	1,114,922	65,850,146	65,353,334
うち国内業務部門	57,476,843	102,541	△ 62,040	57,374,302	57,538,883
平均利回	0.21	0.11	0.16	0.10	0.05
貸出金　（末残）	55,025,706	1,269,266	1,123,229	53,756,440	53,902,477
貸出金　（平残）	53,538,562	△ 21,039	948,179	53,559,601	52,590,383
うち国内業務部門	46,293,116	△ 895,441	△ 419,607	47,188,557	46,712,723
平均利回	2.00	0.27	0.35	1.73	1.65

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
国内総預金	62,119,992	△ 560,772	△ 579,430	62,680,764	62,699,422
個　人	33,582,089	△ 41,623	△ 233,882	33,623,712	33,815,971
法　人	28,537,903	△ 519,149	△ 345,548	29,057,052	28,883,451

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　億円）

	19年９月末	19年３月末比	18年９月末比	19年３月末	18年９月末
投資信託預り残高	37,777	2,323	6,975	35,454	30,802
うち個人向け	36,226	2,011	6,592	34,215	29,634

（注）投資信託預り残高は約定基準で、(中間)期末の各ファンドの純資産残高に基づいて計上しております。

（金額単位　億円）

	19年中間期	18年中間期比	18年中間期	18年度
個人向け投資信託販売額	7,394	2,237	5,157	13,502
個人年金保険販売額	2,109	△ 246	2,355	4,617

２０．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	19年中間期
社数	－
債権放棄額（債権額）	－

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	19年９月末
中間貸借対照表価額	39,897
取得原価	22,734

（金額単位　億円）

	19年中間期
売却実績	約△170

２１．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	19年９月末			19年３月末	18年９月末
		19年３月末比	18年９月末比		
取締役・監査役	21	△　1	△　1	22	22
執行役員（役員兼務者を除く）	62	3	3	59	59
従業員数（執行役員を除く）	17,945	1,538	1,259	16,407	16,686

（注）1. 取締役・監査役は、三井住友フィナンシャルグループの取締役・監査役を含めております。
　　2. 従業員数は就業者数を記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含めておりません。

２２．店舗数の状況　【三井住友銀行単体】

（単位　店）

	19年９月末			19年３月末	18年９月末
		19年３月末比	18年９月末比		
国内本支店　（注）	413	7	6	406	407
国内出張所・代理店	156	△　1	5	157	151
海外支店	18	－	1	18	17
海外出張所	6	1	2	5	4
海外駐在員事務所	13	－	－	13	13

（ご参考）

欧州三井住友銀行拠点数	4	－	1	4	3

（注）被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。

２３．繰延税金資産

（１）繰延税金資産の計上額

（ご参考）

【三井住友銀行単体】　（金額単位　億円）

		19年９月末	19年３月末比	18年９月末比	19年３月末	一時差異等残高 19年９月末
①繰延税金資産合計（②―③）	1	13,073	△ 820	△ 2,275	13,893	
②繰延税金資産小計	2	18,752	△ 498	△ 1,580	19,250	45,864
貸倒引当金	3	1,298	＋ 503	＋ 142	795	3,195
貸出金償却	4	1,019	＋ 4	△ 524	1,015	2,507
有価証券有税償却	5	5,035	＋ 776	＋ 786	4,259	12,393
退職給付引当金	6	522	△ 56	△ 125	578	1,285
減価償却限度超過額	7	66	△ 2	＋ 1	68	163
投資損失引当金	8	－	△ 315	－	315	－
その他有価証券評価差額金	9	－	－	－	－	－
繰延ヘッジ損益	10	635	＋ 37	＋ 36	598	1,563
税務上の繰越欠損金	11	9,617	△ 1,506	△ 2,019	11,123	23,380
その他	12	560	＋ 61	＋ 123	499	1,378
③評価性引当額	13	5,679	＋ 322	＋ 695	5,357	
④繰延税金負債	14	5,316	△ 1,141	△ 1,140	6,457	16,925
退職給付信託設定益	15	417	－	－	417	1,027
その他有価証券評価差額金	16	4,607	△ 1,127	△ 1,153	5,734	15,178
繰延ヘッジ損益	17	－	－	－	－	－
その他	18	292	△ 14	＋ 13	306	720
繰延税金資産の計上額（①－④）	19	7,757	＋ 321	△ 1,135	7,436	
10行目の繰延税金資産相当額（注1）	20	635	＋ 37	＋ 36	598	1,563
16行目の繰延税金負債相当額（注2）	21	△ 4,607	＋ 1,127	＋ 1,153	△ 5,734	△ 15,178
上記以外	22	11,729	△ 843	△ 2,324	12,572	28,577
実効税率	23	40.63%	－	－	40.63%	

【連結】

		19年９月末	19年３月末比	18年９月末比	19年３月末
⑤繰延税金資産純額	24	8,603	＋ 240	△ 1,131	8,363
⑥Tier I	25	40,693	＋ 1,660	＋ 3,316	39,033
繰延税金資産純額/Tier I 比率（⑤／⑥）	26	21.1%	△ 0.3%	△ 4.9%	21.4%

（注1）繰延ヘッジ損失については、将来年度の収益力に基づく課税所得によって繰延税金資産の回収可能性を判断する場合には、例示区分４号但書の会社についても回収可能性があると判断できるものとされている（「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）5（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額の範囲内で、解消スケジューリングの可能な一時差異等を対象として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。景気低迷の長期化、国内外の経済環境が不透明感を増す中、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速し、平成16年上期中に半減目標を前倒しで達成。

これらの過程等で、不良債権有税処理残高（注2）が大幅に増加。その後、与信コストの発生等に伴い増加する有税処理残高もあるが、無税化も順調に進捗。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえた株価変動リスクの削減や、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。

平成14年度においては、保有株式の売切りにより約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。

こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となる（11/3末の約1,000億円→15/3末の約15,000億円）。その後、株式償却等に伴い増加する有税処理残高もあるが、売却等により無税化も着実に進捗。

（ロ）上記等により、19/9末時点の税務上の繰越欠損金は約23,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

			今後５年間の見積り累計額
	業務純益（一般貸倒引当金繰入前）	1	43,480
A	税引前当期純利益	2	27,020
B	申告調整額（除く19/9末一時差異の解消額）	3	5,339
C	調整前課税所得（A＋B）	4	32,359
	調整前課税所得に対応する繰延税金資産額	5	13,147

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①中期経営計画を基礎とし、５年間の収益計画を合理的に見積り

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	15/3期	16/3期	17/3期	18/3期	19/3期	19/9期
確定申告所得(繰越欠損金控除前)	▲7,455	▲14,378	3,172	▲6,524	▲670	3,733

(注1)「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。
(注3) 19年9月期は、中間期決算において算出した見積り計数。

２４．平成１９年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】　（金額単位　億円）

	19年度予想	18年度比	18年度実績
営業収益	1,100	△ 2,665	3,765
営業利益	1,050	△ 2,679	3,729
経常利益	900	△ 2,745	3,645
当期純利益	800	△ 2,836	3,636

１株当たり配当予想　（金額単位　円）

	19年度 中間	19年度 年間（予想）	18年度実績 年間
普通株式	5,000	10,000	7,000
第1～12回 第四種優先株式	67,500	135,000	135,000
第1回 第六種優先株式	44,250	88,500	88,500

＜ご参考＞　（金額単位　億円）

配当金総額	448	896	666

【連結】　（金額単位　億円）

	19年度予想	18年度比	18年度実績
経常収益	43,000	3,987	39,013
経常利益	9,400	1,414	7,986
当期純利益	5,700	1,286	4,414

＜ご参考＞

株式会社三井住友銀行

【単体】　（金額単位　億円）

	19年度予想	18年度比	18年度実績
業務粗利益	14,900	1,455	13,445
経費	△ 6,600	△ 561	△ 6,039
業務純益（一般貸倒引当金繰入前）	8,300	894	7,406
経常利益	6,000	267	5,733
当期純利益	3,150	△ 7	3,157

与信関係費用	△ 1,100	△ 205	△ 895

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額＋特別利益に含まれる償却債権取立益

（ご参考①）中期経営計画の概要と平成１９年度の取組内容

中期経営計画「LEAD THE VALUE計画」（平成１９～２１年度）の概要

平成19～21年度

LEAD THE VALUE計画

お客さまの視点に立った
SMFGの『付加価値』を極大化する
ことにより、「最高の信頼を得られ
世界に通じる金融グループ」を目指す

お客さまの価値向上を
リードしていく存在に

SMFGの付加価値
（企業価値の源泉）

先進性
スピード
提案・
解決力

戦略施策

■ 成長事業領域の重点的強化

「7つの
成長事業領域」

■ 持続的成長に向けた企業基盤の整備

経営目標

・成長事業領域における
　トップクオリティの実現
・グローバルプレーヤーに相応しい
　財務体質の実現
・株主還元の充実（配当性向20%超）

平成21年度財務目標
（SMFG連結）

・当期純利益	：　6,500億円
・Tier Ⅰ 比率	：　8%程度
・当期純利益RORA	：　1%程度
・経費率（SMBC単体）	：　40%台前半
・連結ROE	：　10-15%

平成１９年度経営方針：「中期経営計画実現に向けた第一段階」

■ **成長事業領域の重点的強化**

成長事業領域：
- 個人向け金融コンサルティングビジネス
- 支払・決済・コンシューマーファイナンス
- 法人向けソリューションビジネス
- 投資銀行・信託業務
- グローバルマーケットにおける特定分野
- 自己勘定投資
- アセット回転型ビジネス

＜これまでの主な取組み＞

個人向け金融コンサルティングビジネス
・投資信託・個人年金保険等の資産運用商品ラインアップの拡充
・19年12月に全面解禁される保険商品販売に向けた体制整備
・有人店舗網の拡充（支店数 19年3月末：406 ⇒ 9月末：413）
　▷ 東海地区における店舗網拡充、サービス提供を積極化
・金融商品取引法（19年9月施行）への早期対応

支払・決済・コンシューマーファイナンス
・セントラルファイナンスとの戦略的提携（19年4月基本合意）
・オーエムシーカードとの戦略的提携（19年7月基本合意）

法人向けソリューションビジネス／投資銀行・信託業務
・お客さまの経営課題解決に資するソリューション提供力の高度化
　▷ プライベート・アドバイザリー本部の新設（19年4月）
　▷ 環境ソリューション室の新設（19年10月）
　▷ 国内シンジケーション・アレンジャーランキング第1位達成
　　（19年1～9月実績、トムソンフィナンシャル調べ）

グローバルマーケットにおける特定分野
・アジア地域における拠点網の拡充
　（蘇州工業園区出張所の開設、北京支店開設準備認可の取得等）
・特定プロダクツのグローバルベースでの推進体制の整備
　（船舶ファイナンス、トレードファイナンス等）

■ **持続的成長に向けた企業基盤の整備**

国内外におけるコンプライアンスの徹底	CS（お客さま満足度）向上
中長期的目標と戦略施策を主軸とした業績評価	人材マネジメントの高度化
業務インフラの整備	ALM・リスク管理体制の高度化

（ご参考②）サブプライムローン関連エクスポージャーと上期業績への影響概要

① 三井住友銀行における米国サブプライムローン関連のエクスポージャーは、19年9月末において約950億円。投融資ポートフォリオに占める割合は0.1%程度。

② ＲＭＢＳ、ＡＢＳＣＤＯ等の証券化商品への投資については、19年度上期中に約3,500億円の売却を行い、約40億円の売却損を計上。19年9月末の保有額について、期末時価が額面の50%を下回ったものを対象に償却を約170億円実施した結果、償却後簿価は約700億円。

米国拠点で行っているウェアハウジングローン等（約400億円、うちサブプライムローン関連資産が担保となっている部分は約250億円）については、担保資産の一部にサブプライムローン関連資産が含まれていたことから、ＤＣＦ法等に基づいた引当処理を実施。サブプライムローン関連部分としては約110億円引当。

上記の売却及び償却・引当コスト（約320億円）については、サブプライムローン問題を契機とした内外の金利低下局面を捉えた債券売却益計上等による市場営業部門収益等の増益により吸収。

なお、ＲＭＢＳ、ＡＢＳＣＤＯ等の証券化商品の19年9月末残高約700億円に対する評価損益は約180億円の評価損となるが、これを含めたその他有価証券の評価損益全体では約1兆5,000億円の含み益。

（上記、ＲＭＢＳ、ＡＢＳＣＤＯ等の証券化商品については、格付会社のサブプライム関連証券の大量格下げによる時価下落を反映させた19年11月8日時点の評価損益は、9月末比約320億円悪化の約500億円の評価損。
また、ウェアハウジングローン等のうち、担保資産となっているサブプライムローン関連資産の評価額は9月末比約50億円下落。
一方、その他有価証券全体の10月末の評価損益は、約1兆6,000億円の含み益。）

③ 三井住友銀行以外の連結子会社（三井住友銀行の連結子会社を含む）については、19年9月末において、サブプライムローン関連のエクスポージャーはない。

また、三井住友銀行がスポンサーを務めているＡＢＣＰプログラムの保有資産は、顧客の売掛債権が大半であり、19年9月末において、サブプライムローン関連の資産は含まれていない。



貸出ポートフォリオ（約55兆円）
国内業務部門
47.0兆円
国際業務部門
8.0兆円
うち、サブプライムローン関連エクスポージャー（19/9末）
ウェアハウジングローン等残高（約250億円）
・投資銀行が証券化商品を組成する際に、対象資産が集まるまでの間、与信を供与する業務等
・担保価値の急落に伴い、米国での関連与信（約400億円）のうち、サブプライムローン関連資産が担保となっている部分（約250億円）については、約110億円を引当。
有価証券ポートフォリオ（約20兆円）
国内債券
10.5兆円
国内株式
4.4兆円
その他
4.9兆円
RMBS、ABSCDO等投資残高（約700億円）
・19年度上期中に約3,500億円を売却、売却損を約40億円計上。
・19年9月末の残高（償却後簿価）は約700億円。
一部の銘柄について、上期末に、償却を約170億円実施。
・19年9月末残高に対する評価損益は約180億円の評価損。

（注）図中の金額は、19年9月末の三井住友銀行単体の残高

（ご参考③）三井住友銀行の中間財務諸表等

1．比較中間貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成19年中間期末（A）	平成18年中間期末（B）	比較（A－B）	平成18年度末（要約）（C）	比較（A－C）
（資産の部）					
現金預け金	5,689,816	3,844,197	1,845,619	3,999,561	1,690,255
コールローン	943,504	1,275,484	△ 331,980	1,003,796	△ 60,292
買現先勘定	340,745	81,686	259,059	39,725	301,020
債券貸借取引支払保証金	1,014,715	1,067,359	△ 52,644	2,213,314	△ 1,198,599
買入手形	309,253	1,761	307,492	2,861	306,392
買入金銭債権	468,404	360,065	108,339	333,524	134,880
特定取引資産	2,957,227	3,085,593	△ 128,366	2,914,023	43,204
金銭の信託	2,627	2,820	△ 193	2,924	△ 297
有価証券	19,860,123	22,047,445	△ 2,187,322	20,060,873	△ 200,750
貸出金	55,025,706	53,902,477	1,123,229	53,756,440	1,269,266
外国為替	876,042	868,028	8,014	835,617	40,425
その他資産	1,496,635	1,432,776	63,859	1,442,066	54,569
有形固定資産	671,833	553,697	118,136	678,581	△ 6,748
無形固定資産	92,013	73,251	18,762	87,615	4,398
繰延税金資産	775,698	889,187	△ 113,489	743,605	32,093
支払承諾見返	4,470,981	4,435,152	35,829	4,177,816	293,165
貸倒引当金	△ 688,148	△ 771,822	83,674	△ 677,573	△ 10,575
投資損失引当金	-	-	-	△ 77,547	77,547
資産の部合計	94,307,182	93,149,162	1,158,020	91,537,228	2,769,954
（負債の部）					
預金	66,379,291	66,147,242	232,049	66,235,002	144,289
譲渡性預金	2,462,170	2,393,807	68,363	2,574,335	△ 112,165
コールマネー	2,210,169	2,547,399	△ 337,230	2,291,128	△ 80,959
売現先勘定	121,012	790,836	△ 669,824	104,640	16,372
債券貸借取引受入担保金	2,727,484	3,141,635	△ 414,151	1,516,342	1,211,142
特定取引負債	1,683,577	1,635,612	47,965	1,578,730	104,847
借用金	4,222,916	2,909,422	1,313,494	3,371,846	851,070
外国為替	339,119	333,041	6,078	329,695	9,424
社債	3,591,901	3,710,437	△ 118,536	3,647,483	△ 55,582
信託勘定借	45,893	50,733	△ 4,840	65,062	△ 19,169
その他負債	2,121,978	1,503,085	618,893	1,588,683	533,295
賞与引当金	8,654	8,277	377	8,892	△ 238
役員退職慰労引当金	4,527	-	4,527	4,757	△ 230
ポイント引当金	1,615	792	823	990	625
預金払戻引当金	10,839	-	10,839	-	10,839
特別法上の引当金	18	18	-	18	-
再評価に係る繰延税金負債	48,728	49,276	△ 548	48,917	△ 189
支払承諾	4,470,981	4,435,152	35,829	4,177,816	293,165
負債の部合計	90,450,881	89,656,772	794,109	87,544,344	2,906,537
（純資産の部）					
資本金	664,986	664,986	-	664,986	-
資本剰余金	1,367,548	1,367,548	-	1,367,548	-
資本準備金	665,033	665,033	-	665,033	-
その他資本剰余金	702,514	702,514	-	702,514	-
利益剰余金	825,090	677,810	147,280	761,028	64,062
その他利益剰余金	825,090	677,810	147,280	761,028	64,062
海外投資等損失準備金	0	0	△ 0	0	-
行員退職積立金	1,656	1,656	-	1,656	-
別途準備金	219,845	219,845	-	219,845	-
繰越利益剰余金	603,589	456,308	147,281	539,526	64,063
株主資本合計	2,857,625	2,710,345	147,280	2,793,563	64,062
その他有価証券評価差額金	1,057,093	841,657	215,436	1,259,814	△ 202,721
繰延ヘッジ損益	△ 82,394	△ 84,171	1,777	△ 84,733	2,339
土地再評価差額金	23,976	24,558	△ 582	24,240	△ 264
評価・換算差額等合計	998,675	782,045	216,630	1,199,320	△ 200,645
純資産の部合計	3,856,300	3,492,390	363,910	3,992,884	△ 136,584
負債及び純資産の部合計	94,307,182	93,149,162	1,158,020	91,537,228	2,769,954

（注）記載金額は百万円未満を切り捨てて表示しております。

２．比較中間損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成19年中間期(A)	平成18年中間期(B)	比較(A−B)	平成18年度(要約)
経常収益	1,307,652	1,115,678	191,974	2,451,351
資金運用収益	940,051	777,964	162,087	1,706,170
(うち貸出金利息)	(651,660)	(536,196)	(115,464)	(1,143,361)
(うち有価証券利息配当金)	(164,013)	(155,120)	(8,893)	(369,039)
信託報酬	2,239	1,407	832	3,482
役務取引等収益	221,285	219,239	2,046	465,171
特定取引収益	103,277	43,432	59,845	103,719
その他業務収益	28,602	55,870	△ 27,268	106,725
その他経常収益	12,196	17,763	△ 5,567	66,082
経常費用	1,149,803	846,600	303,203	1,878,037
資金調達費用	462,514	334,155	128,359	768,722
(うち預金利息)	(238,995)	(172,533)	(66,462)	(396,300)
役務取引等費用	64,128	59,752	4,376	111,754
特定取引費用	-	3,307	△ 3,307	2,098
その他業務費用	50,325	91,580	△ 41,255	158,207
営業経費	325,372	294,617	30,755	609,816
その他経常費用	247,462	63,187	184,275	227,438
経常利益	157,849	269,078	△ 111,229	573,313
特別利益	935	50,368	△ 49,433	41,226
特別損失	3,574	21,095	△ 17,521	27,610
税引前中間(当期)純利益	155,209	298,351	△ 143,142	586,928
法人税、住民税及び事業税	7,210	7,753	△ 543	16,507
法人税等調整額	84,200	106,951	△ 22,751	254,680
中間(当期)純利益	63,798	183,646	△ 119,848	315,740

（注）記載金額は百万円未満を切り捨てて表示しております。

3．中間株主資本等変動計算書　【三井住友銀行単体】

当中間会計期間　（自　平成19年４月１日　至　平成19年９月30日）　（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
平成19年３月31日残高	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563
中間会計期間中の変動額								
中間純利益							63,798	63,798
土地再評価差額金取崩							263	263
株主資本以外の項目の中間会計期間中の変動額（純額）								
中間会計期間中の変動額合計	－	－	－	－	－	－	64,062	64,062
平成19年９月30日残高	664,986	665,033	702,514	0	1,656	219,845	603,589	2,857,625

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年３月31日残高	1,259,814	△ 84,733	24,240	1,199,320	3,992,884
中間会計期間中の変動額					
中間純利益					63,798
土地再評価差額金取崩					263
株主資本以外の項目の中間会計期間中の変動額（純額）	△ 202,720	2,339	△ 263	△ 200,645	△ 200,645
中間会計期間中の変動額合計	△ 202,720	2,339	△ 263	△ 200,645	△ 136,583
平成19年９月30日残高	1,057,093	△ 82,394	23,976	998,675	3,856,300

（注）記載金額は百万円未満を切り捨てて表示しております。

前中間会計期間　(自　平成18年４月１日　　至　平成18年９月30日)　　(金額単位　百万円)

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
平成18年３月31日残高	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
中間会計期間中の変動額								
海外投資等損失準備金取崩				△ 0			0	－
剰余金の配当							△ 300,027	△ 300,027
中間純利益							183,646	183,646
土地再評価差額金取崩							157	157
株主資本以外の項目の中間会計期間中の変動額(純額)								
中間会計期間中の変動額合計	－	－	－	△ 0	－	－	△ 116,222	△ 116,223
平成18年９月30日残高	664,986	665,033	702,514	0	1,656	219,845	456,308	2,710,345

(金額単位　百万円)

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年３月31日残高	783,491	－	24,716	808,207	3,634,776
中間会計期間中の変動額					
海外投資等損失準備金取崩					－
剰余金の配当					△ 300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の中間会計期間中の変動額(純額)	58,166	△ 84,171	△ 157	△ 26,162	△ 26,162
中間会計期間中の変動額合計	58,166	△ 84,171	△ 157	△ 26,162	△ 142,385
平成18年９月30日残高	841,657	△ 84,171	24,558	782,045	3,492,390

(注) 記載金額は百万円未満を切り捨てて表示しております。

前事業年度　（自　平成18年４月１日　　至　平成19年３月31日）　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
平成18年３月31日残高	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
事業年度中の変動額								
海外投資等損失準備金取崩				△　1			1	－
剰余金の配当							△ 349,221	△ 349,221
当期純利益							315,740	315,740
土地再評価差額金取崩							475	475
株主資本以外の項目の事業年度変動額（純額）								
事業年度中の変動額合計	－	－	－	△　1	－	－	△　33,004	△　33,005
平成19年３月31日残高	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年３月31日残高	783,491	－	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					－
剰余金の配当					△ 349,221
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の事業年度変動額（純額）	476,323	△　84,733	△　475	391,113	391,113
事業年度中の変動額合計	476,323	△　84,733	△　475	391,113	358,108
平成19年３月31日残高	1,259,814	△　84,733	24,240	1,199,320	3,992,884

（注）記載金額は百万円未満を切り捨てて表示しております。

4．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権等が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	19年9月末				
	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	629,320	624,035	△ 5,285	417	5,702
地方債	97,206	95,885	△ 1,321	－	1,321
社債	380,456	377,921	△ 2,535	1	2,536
その他	1,638	1,643	4	4	－
合計	1,108,622	1,099,485	△ 9,137	423	9,560

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	19年9月末		
	中間貸借対照表計上額	時価	差額
子会社株式	43,699	77,900	34,200
関連会社株式	110,781	108,910	△ 1,870
合計	154,481	186,811	32,329

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	19年9月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	1,923,599	3,639,881	1,716,282	1,735,100	18,817
債券	6,887,618	6,729,914	△ 157,704	969	158,674
国債	6,016,292	5,871,764	△ 144,527	738	145,266
地方債	380,200	373,937	△ 6,262	63	6,326
社債	491,125	484,211	△ 6,913	167	7,081
その他	3,428,733	3,387,847	△ 40,886	30,994	71,881
合計	12,239,951	13,757,643	1,517,691	1,767,064	249,373

(注) 1. 上記の評価差額から繰延税金負債460,644百万円を差し引いた額1,057,047百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間会計期間の損失として処理（以下、「減損処理」という。）しております。当中間会計期間におけるこの減損処理額は69,229百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

(金額単位 百万円)

	19年９月末
子会社株式及び関連会社株式	
子会社株式	1,138,882
関連会社株式	9,696
その他	54,277
その他有価証券	
非上場株式（店頭売買株式を除く。）	349,759
非上場債券	2,683,305
非上場外国証券	515,802
その他	554,378

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

(金額単位 百万円)

	19年９月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,549	2,627	78	78	－

(注) 上記の評価差額から繰延税金負債31百万円を差し引いた額46百万円が「その他有価証券評価差額金」に含まれております。

５．比較信託財産残高表　【三井住友銀行単体】

(金額単位　百万円)

科目	平成19年中間期末(A)	平成18年中間期末(B)	比較(A－B)	平成18年度末(C)	比較(A－C)
貸出金	4,150	8,080	△ 3,930	5,350	△ 1,200
有価証券	285,533	241,904	43,629	267,110	18,423
受託有価証券	3,274	33,297	△ 30,023	3,000	274
金銭債権	660,147	708,378	△ 48,231	703,199	△ 43,052
有形固定資産	84	-	84	25	59
その他債権	1,332	1,009	323	1,245	87
銀行勘定貸	45,893	50,733	△ 4,840	65,062	△ 19,169
現金預け金	27,401	245,401	△ 218,000	129,401	△ 102,000
資産合計	1,027,818	1,288,805	△ 260,987	1,174,396	△ 146,578
指定金銭信託	262,943	430,714	△ 167,771	358,058	△ 95,115
特定金銭信託	88,254	98,973	△ 10,719	91,741	△ 3,487
金銭信託以外の金銭の信託	45	-	45	-	45
有価証券の信託	3,274	33,297	△ 30,023	3,000	274
金銭債権の信託	560,068	595,876	△ 35,808	598,236	△ 38,168
包括信託	113,230	129,944	△ 16,714	123,359	△ 10,129
負債合計	1,027,818	1,288,805	△ 260,987	1,174,396	△ 146,578

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

Financial Results
for the Six Months
ended September 30, 2007
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Page

Financial Highlights for the Six Months ended September 30, 2007

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")

2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Financial Highlights for the Six Months ended September 30, 2007

1. Income Analysis

<SMBC Non-consolidated>

(Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Gross banking profit	1	718,492	109,372	609,120
Excluding gains (losses) on bonds	2	*724,741*	*53,928*	*670,813*
Gross domestic profit	3	601,219	61,163	540,056
Excluding gains (losses) on bonds	4	*595,331*	*5,279*	*590,052*
Net interest income	5	460,740	9,226	451,514
Trust fees	6	2,239	835	1,404
Net fees and commissions	7	123,513	(5,879)	129,392
Net trading income	8	4,674	3,703	971
Net other operating income	9	10,051	53,277	(43,226)
Gains (losses) on bonds	10	*5,887*	*55,883*	*(49,996)*
Gross international profit	11	117,272	48,208	69,064
Excluding gains (losses) on bonds	12	*129,409*	*48,649*	*80,760*
Net interest income	13	16,801	24,504	(7,703)
Net fees and commissions	14	33,643	3,547	30,096
Net trading income	15	98,602	59,448	39,154
Net other operating income	16	(31,775)	(39,291)	7,516
Gains (losses) on bonds	17	*(12,137)*	*(441)*	*(11,696)*
Expenses (excluding non-recurring losses)	18	(327,587)	(30,076)	(297,511)
Personnel expenses	19	(107,258)	(10,390)	(96,868)
Non-personnel expenses	20	(200,867)	(16,974)	(183,893)
Taxes	21	(19,462)	(2,713)	(16,749)
Banking profit (before provision for general reserve for possible loan losses)	22	390,904	79,295	311,609
Excluding gains (losses) on bonds	23	*397,153*	*23,852*	*373,301*
Provision for general reserve for possible loan losses	24	(7,784)	(7,784)	-
Banking profit	25	383,119	71,510	311,609
Gains (losses) on bonds	26	(6,249)	55,443	(61,692)
Non-recurring gains (losses)	27	(225,270)	(182,739)	(42,531)
Credit related costs	28	(106,441)	(59,740)	(46,701)
Gains (losses) on stocks	29	(103,816)	(112,536)	8,720
Gains on sale of stocks	30	8,224	(6,518)	14,742
Losses on sale of stocks	31	(546)	(449)	(97)
Losses on devaluation of stocks	32	(111,494)	(105,570)	(5,924)
Other non-recurring gains (losses)	33	(15,012)	(10,462)	(4,550)
Ordinary profit	34	157,849	(111,229)	269,078
Extraordinary gains (losses)	35	(2,639)	(31,911)	29,272
Gains (losses) on disposal of fixed assets	36	450	1,314	(864)
Losses on impairment of fixed assets	37	(3,095)	(1,638)	(1,457)
Gains on reversal of reserve for possible loan losses	38	-	(13,330)	13,330
Gains on collection of written-off claims	39	6	(131)	137
Gains on return of securities from retirement benefits trust	40	-	(36,330)	36,330
Losses on liquidation of subsidiary	41	-	18,203	(18,203)
Income before income taxes	42	155,209	(143,142)	298,351
Income taxes, current	43	(7,210)	543	(7,753)
Income taxes, deferred	44	(84,200)	22,751	(106,951)
Net income	45	63,798	(119,848)	183,646

Total credit cost (24+28+38+39)	46	(114,220)	(80,987)	(33,233)
Provision for general reserve for possible loan losses	47	(7,784)	(27,333)	19,549
Write-off of loans	48	(59,177)	(19,240)	(39,937)
Provision for specific reserve for possible loan losses	49	(44,500)	(38,235)	(6,265)
Losses on sales of delinquent loans	50	(4,703)	2,061	(6,764)
Provision for loan loss reserve for specific overseas countries	51	1,941	1,895	46
Gains on collection of written-off claims	52	6	(131)	137

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Consolidated gross profit	1	1,022,551	136,742	885,809
Net interest income	2	599,574	39,959	559,615
Trust fees	3	2,262	846	1,416
Net fees and commissions	4	293,439	10,045	283,394
Net trading income	5	118,362	66,749	51,613
Net other operating income	6	8,912	19,142	(10,230)
General and administrative expenses	7	(477,357)	(44,652)	(432,705)
Credit related costs	8	(143,490)	(78,513)	(64,977)
Write-off of loans	9	(65,014)	(7,388)	(57,626)
Provision for specific reserve for possible loan losses	10	(62,470)	(62,470)	-
Provision for general reserve for possible loan losses	11	(12,584)	(12,584)	-
Other credit cost	12	(3,421)	3,929	(7,350)
Gains (losses) on stocks	13	(47,423)	(57,793)	10,370
Equity in earnings (losses) of affiliates	14	19,030	51,374	(32,344)
Other income (expenses)	15	(20,072)	(11,056)	(9,016)
Ordinary profit	16	353,237	(3,899)	357,136
Extraordinary gains (losses)	17	(2,903)	(47,068)	44,165
Losses on impairment of fixed assets	18	(3,205)	(1,199)	(2,006)
Gains on reversal of reserve for possible loan losses	19	-	(6,470)	6,470
Gains on collection of written-off claims	20	386	(156)	542
Gains on return of securities from retirement benefits trust	21	-	(36,330)	36,330
Income before income taxes and minority interests	22	350,334	(50,968)	401,302
Income taxes, current	23	(53,951)	(11,678)	(42,273)
Income taxes, deferred	24	(89,270)	(3,052)	(86,218)
Minority interests in net income	25	(36,519)	(7,370)	(29,149)
Net income	26	170,592	(73,068)	243,660

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses))
+ (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+19+20)	27	(143,104)	(85,141)	(57,963)

(Note) Gains on collection of written-off claims are included in Total credit cost in six months ended Sep. 30, 2007.

(Reference) (Billions of yen)

Consolidated net business profit	28	499.6	73.2	426.4

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2007	Change	Mar. 31, 2007
Consolidated subsidiaries	29	185	4	181
Affiliated companies accounted for by equity method	30	66	4	62

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
(1)Banking profit (before provision for general reserve for possible loan losses)	390,904	79,295	311,609
Per employee (thousands of yen)	21,805	3,313	18,492
(2)Banking profit	383,119	71,510	311,609
Per employee (thousands of yen)	21,371	2,879	18,492
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	397,153	23,852	373,301
Per employee (thousands of yen)	22,153	0	22,153

Overhead ratio	45.6	(3.2)	48.8

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
2. Banking profit per employee is calculated on the basis of the average number of employees during the period.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Six months				Six months
	Three months ended Jun. 30, 2007	Three months ended Sep. 30, 2007	ended Sep. 30, 2007	Change	ended Sep. 30, 2006
Yield on interest earning assets (A)			1.78	0.31	1.47
Interest earned on loans and bills discounted (C)	1.96	2.03	2.00	0.35	1.65
Interest earned on securities			1.37	0.37	1.00
Total cost of funding (including expenses) (B)			1.21	0.33	0.88
Cost of interest bearing liabilities			0.36	0.25	0.11
Interest paid on deposits, etc. (D)	0.22	0.23	0.22	0.16	0.06
Interest paid on other liabilities			0.71	0.40	0.31
Expense ratio			0.85	0.08	0.77
Overall interest spread (A) - (B)			0.57	(0.02)	0.59
Interest spread (C) - (D)	1.74	1.80	1.78	0.19	1.59

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Gains (losses) on bonds	(6,249)	55,443	(61,692)
Gains on sales	20,854	9,070	11,784
Losses on sales	(6,183)	61,863	(68,046)
Gains on redemption	12	(31)	43
Losses on redemption	(4,982)	491	(5,473)
Losses on devaluation	(15,948)	(15,948)	-

Gains (losses) on stocks	(103,816)	(112,536)	8,720
Gains on sales	8,224	(6,518)	14,742
Losses on sales	(546)	(449)	(97)
Losses on devaluation	(111,494)	(105,570)	(5,924)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2007				Mar. 31, 2007		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(9,137)	3,927	423	(9,560)	(13,064)	200	(13,265)
Stocks of subsidiaries and affiliates	32,329	24,371	34,289	(1,959)	7,958	85,505	(77,547)
Other securities	1,517,691	(315,200)	1,767,064	(249,373)	1,832,891	2,028,694	(195,802)
Stocks	1,716,282	(262,467)	1,735,100	(18,817)	1,978,749	1,990,476	(11,727)
Bonds	(157,704)	(6,260)	969	(158,674)	(151,444)	748	(152,193)
Others	(40,886)	(46,473)	30,994	(71,881)	5,587	37,469	(31,882)
Other money held in trust	78	(244)	78	-	322	322	-
Total	1,540,962	(287,145)	1,801,855	(260,893)	1,828,107	2,114,723	(286,615)
Stocks	1,748,612	(238,095)	1,769,389	(20,777)	1,986,707	2,075,981	(89,274)
Bonds	(166,846)	(2,156)	1,388	(168,235)	(164,690)	768	(165,458)
Others	(40,803)	(46,893)	31,078	(71,881)	6,090	37,972	(31,882)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust and commodity investment trusts in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

<Consolidated> (Millions of yen)

	Sep. 30, 2007				Mar. 31, 2007		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(9,179)	3,886	423	(9,603)	(13,065)	200	(13,266)
Other securities	1,524,864	(300,304)	1,787,556	(262,692)	1,825,168	2,032,120	(206,952)
Stocks	1,729,068	(243,579)	1,752,060	(22,991)	1,972,647	1,987,337	(14,689)
Bonds	(163,239)	(5,872)	1,679	(164,918)	(157,367)	1,805	(159,173)
Others	(40,964)	(50,852)	33,816	(74,781)	9,888	42,977	(33,089)
Other money held in trust	78	(244)	78	-	322	322	-
Total	1,515,762	(296,662)	1,788,058	(272,295)	1,812,424	2,032,643	(220,218)
Stocks	1,729,068	(243,579)	1,752,060	(22,991)	1,972,647	1,987,337	(14,689)
Bonds	(172,421)	(1,808)	2,097	(174,519)	(170,613)	1,825	(172,439)
Others	(40,884)	(51,275)	33,899	(74,784)	10,391	43,480	(33,089)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

6. Redemption Schedule of Other Securities <SMBC Non-consolidated>

Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Billions of yen)

	Sep. 30, 2007					Mar. 31, 2007				
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	2,488.5	3,305.2	2,783.3	1,943.0	10,520.2	3,423.9	3,593.2	2,261.9	2,000.8	11,280.0
Japanese government bonds	1,968.0	1,244.4	1,436.4	1,852.1	6,501.0	2,784.9	1,353.7	884.5	1,904.0	6,927.3
Japanese local government bonds	99.7	88.1	282.8	0.4	471.1	83.7	132.4	304.0	0.4	520.7
Japanese corporate bonds	420.7	1,972.7	1,064.0	90.4	3,547.9	555.1	2,107.0	1,073.3	96.3	3,831.9
Other	578.6	1,616.2	561.7	760.4	3,517.0	501.5	422.8	678.1	783.9	2,386.5
Total	3,067.2	4,921.4	3,345.0	2,703.4	14,037.2	3,925.5	4,016.1	2,940.0	2,784.8	13,666.5

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2007				Mar. 31, 2007			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	33.8	97.5	(63.7)	(150.4)	49.6	78.1	(28.5)	(143.1)
Currency swaps	4.9	3.2	1.7	0.7	7.1	6.4	0.7	0.6
Others	0.2	0.3	(0.1)	3.8	0.4	0.5	(0.1)	(2.0)
Total	38.9	101.0	(62.1)	(145.9)	57.1	85.0	(27.9)	(144.5)

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.
2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2007				Mar. 31, 2007			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	5,360.5	10,580.8	3,778.0	19,719.3	7,118.7	11,868.4	4,429.8	23,416.9
Receivable floating rate /payable fixed rate	986.7	5,193.7	5,196.9	11,377.3	1,103.2	5,191.6	5,218.6	11,513.4
Receivable floating rate /payable floating rate	-	30.8	20.0	50.8	200.0	30.5	20.3	250.8
Total contract amount	6,347.2	15,805.3	8,994.9	31,147.4	8,421.9	17,090.5	9,668.7	35,181.1

8. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Projected benefit obligation*	(A)	841,484	(960)	842,444
<Discount rate>		*<2.5%>*	< - >	*<2.5%>*
Fair value of plan assets*	(B)	1,150,023	(57,269)	1,207,292
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	175,844	(1,132)	176,976
Unrecognized prior service cost (deductible from the obligation)*	(E)	(47,915)	11,084	(58,999)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E)	(84,779)	44,092	(128,871)

*As of the beginning of the term

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Projected benefit obligation*	(A)	910,139	337	909,802
Fair value of plan assets*	(B)	1,186,060	(50,475)	1,236,535
Reserve for employee retirement benefits*	(C)	34,424	(2,362)	36,786
Prepaid pension cost*	(D)	178,182	1,206	176,976
Unrecognized prior service cost (deductible from the obligation)*	(E)	(48,257)	11,470	(59,727)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E)	(83,905)	42,911	(126,816)

*As of the beginning of the term

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Cost for employee retirement benefits	(A)	(714)	(573)	(141)
Service cost		7,686	(170)	7,856
Interest cost on projected benefit obligation		10,518	(12)	10,530
Expected returns on plan assets		(15,754)	(922)	(14,832)
Amortization of unrecognized prior service cost		(5,542)	-	(5,542)
Amortization of unrecognized actuarial net gain (loss)		1,944	583	1,361
Others		432	(51)	483
Gains on return of securities from retirement benefits trust	(B)	-	36,330	(36,330)
Total	(A+B)	(714)	35,757	(36,471)

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2007	Change	Six months ended Sep. 30, 2006
Pension expenses	(A)	3,088	(111)	3,199
Gains on return of securities from retirement benefits trust	(B)	-	36,330	(36,330)
Total	(A+B)	3,088	36,218	(33,130)

9. Capital Ratio

<Consolidated> (Billions of yen, %)

	Sep. 30, 2007 (a) [Preliminary]	(a) - (b)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
(1) Capital ratio	10.60	(0.71)	11.31	10.07
Tier I ratio	6.33	(0.11)	6.44	5.50
(2) Tier I	4,069.3	166.0	3,903.3	3,737.7
(3) Tier II	3,481.4	(158.8)	3,640.2	3,737.7
(4) Subtraction items	738.3	47.5	690.8	630.6
(5) Total capital (2) + (3) - (4)	6,812.4	(40.3)	6,852.7	6,844.9
(6) Risk-adjusted assets	64,251.1	3,710.8	60,540.3	67,945.9
(7) Required Capital (6)X8%	5,140.1	296.9	4,843.2	

(Note) The consolidated capital ratio at the end of March 2007 and thereafter is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, Etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification 20 issued by the Japanese Financial Services Agency in 2006).

<SMBC consolidated> (%)

Capital ratio (BIS Guidelines)	12.05	(0.90)	12.95	10.86

<SMBC Non-consolidated> (%)

Capital ratio (BIS Guidelines)	12.65	(0.80)	13.45	11.48

(Note) The Non-consolidated capital ratio at the end of March 2007 and thereafter is calculated using the method stipulated in "Standards for Bank to Examine the Adequacy of Its Capital Based on Assets, Etc. Held by It Pursuant to Article 14-2 of the Banking Law" (Notification 19 issued by the Japanese Financial Services Agency in 2006).

10. ROE <Consolidated>

(%)

	Six months ended Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	FY2006 (b)	Six months ended Sep. 30, 2006 (c)
ROE (numerator: Net income)	9.3	(3.8)	(6.9)	13.1	16.2

(Note)

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks) X (number of days in a year) / (number of days in the six-month period)}}{\begin{array}{c}\text{\{(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) +}\\ \text{(Net assets at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price) -}\\ \text{(Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)\} / 2}\end{array}} \text{ X 100}$$

(%)

	Six months ended Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	FY2006 (b)	Six months ended Sep. 30, 2006 (c)
Diluted ROE (numerator: Net income)	8.8	(1.7)	(3.3)	10.5	12.1

(Note)

$$\text{Diluted ROE} = \frac{\text{(Net income) X (number of days in a year) / (number of days in the six-month period)}}{\begin{array}{c}\text{\{(Stockholders' equity at the beginning of the term) + (Net assets at the end of the term)-}\\ \text{(Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)\} / 2}\end{array}} \text{ X 100}$$

11. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 109.3 (i) (Change from Mar. 31, 2007: +0.4)	Portion of claims secured by collateral or guarantees, etc. 99.4 (a)		Fully reserved 9.9	Direct Write-offs (*1)	Specific Reserve 14.1 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 340.4 (ii) (Change from Mar. 31, 2007: +40.3)	Portion of claims secured by collateral or guarantees, etc. 170.3 (b)		Necessary amount reserved 170.1		Specific Reserve 135.4 (*2)	79.6% (*3)
Borrowers Requiring Caution	Substandard Loans 323.9 (iii) (Change from Mar. 31, 2007: -5.8) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 98.4 (c)				General Reserve for Substandard Loans 102.9	45.5% (*3) 16.0% (*3)
	Normal Assets 61,964.6	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 538.6	6.3% [10.8%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.3% (*4)

Total	Loan Loss Reserve for Specific Overseas Countries
62,738.2 (iv)	0.0

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5)
773.6 (v) (Change from Mar. 31, 2007: +34.9) <Problem asset ratio ((v)/(iv)) 1.2%>	368.1	405.5	252.4	D/C 62.3%

Coverage Ratio = (B+D)/A 80.2%

(*1) Includes amount of direct reduction totaling JPY 319.5 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards.
(Bankrupt/Effectively Bankrupt Borrowers: JPY 4.2 billion, Potentially Bankrupt Borrowers: JPY 9.4 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

12. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Risk-monitored loans	Bankrupt loans	37,531	3,777	(4,598)	33,754	42,129
	Non-accrual loans	387,442	29,810	(98,322)	357,632	485,764
	Past due loans (3 months or more)	24,825	4,282	(8,823)	20,543	33,648
	Restructured loans	299,124	(10,009)	27,164	309,133	271,960
	Total	748,924	27,860	(84,579)	721,064	833,503
	Amount of direct reduction	284,253	17,380	(233,543)	266,873	517,796
Total loans (term-end balance)		55,025,706	1,269,266	1,123,229	53,756,440	53,902,477

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.0	0.1	0.1
	Non-accrual loans	0.7	0.0	(0.2)	0.7	0.9
	Past due loans (3 months or more)	0.0	0.0	(0.1)	0.0	0.1
	Restructured loans	0.5	(0.1)	0.0	0.6	0.5
	Total	1.4	0.1	(0.1)	1.3	1.5

<Consolidated>

(Millions of yen)

		Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Risk-monitored loans	Bankrupt loans	59,904	(811)	(4,953)	60,715	64,857
	Non-accrual loans	533,325	26,036	(105,060)	507,289	638,385
	Past due loans (3 months or more)	31,769	9,751	(5,096)	22,018	36,865
	Restructured loans	441,944	(35,418)	34,017	477,362	407,927
	Total	1,066,944	(442)	(81,092)	1,067,386	1,148,036
	Amount of direct reduction	434,461	4,126	(266,885)	430,335	701,346
Total loans (term-end balance)		60,193,566	1,504,244	1,009,109	58,689,322	59,184,457

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.0	0.1	0.1
	Non-accrual loans	0.9	0.0	(0.2)	0.9	1.1
	Past due loans (3 months or more)	0.1	0.1	0.0	0.0	0.1
	Restructured loans	0.7	(0.1)	0.0	0.8	0.7
	Total	1.8	0.0	(0.1)	1.8	1.9

13. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	688,148	10,575	(83,674)	677,573	771,822
General reserve	538,592	7,785	(14,866)	530,807	553,458
Specific reserve	149,555	4,731	(66,501)	144,824	216,056
Loan loss reserve for specific overseas countries	0	(1,941)	(2,307)	1,941	2,307
Amount of direct reduction	319,472	21,158	(217,520)	298,314	536,992

<Consolidated> (Millions of yen)

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	930,577	41,484	(48,422)	889,093	978,999
General reserve	706,455	22,866	(6,362)	683,589	712,817
Specific reserve	224,121	20,559	(39,753)	203,562	263,874
Loan loss reserve for specific overseas countries	0	(1,941)	(2,307)	1,941	2,307
Amount of direct reduction	517,426	27,303	(233,120)	490,123	750,546

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	97.5	(1.3)	0.6	98.8	96.9
After direct reduction	91.9	(2.1)	(0.7)	94.0	92.6

<Consolidated> (%)

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	96.4	4.3	2.9	92.1	93.5
After direct reduction	87.2	3.9	1.9	83.3	85.3

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Bankrupt and quasi-bankrupt assets	109,278	385	(26,686)	108,893	135,964
Doubtful assets	340,420	40,323	(84,740)	300,097	425,160
Substandard loans	323,949	(5,728)	18,340	329,677	305,609
Total (A)	773,649	34,982	(93,085)	738,667	866,734
Normal assets	61,964,509	1,422,271	3,522,440	60,542,238	58,442,069
Total (B)	62,738,158	1,457,252	3,429,355	61,280,906	59,308,803
Problem asset ratio (A/B)	1.2	0.0	(0.3)	1.2	1.5
Amount of direct reduction	319,472	21,158	(217,520)	298,314	536,992

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
Since fiscal 2006, SMBC has included bank-guaranteed bonds sold through private placements (SMBC guarantees all or part of the principal repayment andinterest payment) among the items subject to disclosure as problem assets due to the revision of the Financial Reconstruction Law.

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Total coverage (C)	620,628	33,947	(137,633)	586,681	758,261
Reserve for possible loan losses* (D)	252,472	8,769	(55,529)	243,703	308,001
Amount recoverable due to guarantees, collateral and others (E)	368,156	25,179	(82,104)	342,977	450,260

* Sum of general reserve for Substandard loans and specific reserve.

(%)

Coverage ratio (C) / (A)	80.2	0.8	(7.3)	79.4	87.5
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	136.5	(1.7)	(4.5)	138.2	141.0

(%)

Reserve ratio to unsecured assets (D) / (A - E)	62.3	0.7	(11.7)	61.6	74.0
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	169.7	(1.5)	(15.6)	171.2	185.3

<Consolidated>

(Millions of yen, %)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Bankrupt and quasi-bankrupt assets	184,654	(9,138)	(32,798)	193,792	217,452
Doubtful assets	437,261	52,444	(78,365)	384,817	515,626
Substandard loans	480,374	(25,650)	28,724	506,024	451,650
Total (A)	1,102,291	17,659	(82,437)	1,084,632	1,184,728
Normal assets	67,502,134	2,686,527	4,523,413	64,815,607	62,978,721
Total (B)	68,604,425	2,704,185	4,440,976	65,900,240	64,163,449
Problem asset ratio (A/B)	1.6	0.0	(0.2)	1.6	1.8

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Total coverage (C)	874,982	(6,519)	(141,808)	881,501	1,016,790
Reserve for possible loan losses (D)	298,238	16,580	(52,677)	281,658	350,915
Amount recoverable due to guarantees, collateral and others (E)	576,744	(23,099)	(89,131)	599,843	665,875

(%)

Coverage ratio (C) / (A)	79.4	(1.9)	(6.4)	81.3	85.8
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	136.7	(0.6)	(2.1)	137.3	138.8

(%)

Reserve ratio to unsecured assets (D) / (A - E)	56.7	(1.4)	(10.9)	58.1	67.6
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	177.1	(6.3)	(11.6)	183.4	188.7

16. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2007	Change in the six months ended Sep. 30, 2007	Problem assets newly classified during the six months ended Sep. 30, 2007	Amount of off-balancing	Sep. 30, 2007
Bankrupt and quasi-bankrupt assets	108.9	0.4	34.1	(33.7)	109.3
Doubtful assets	300.1	40.3	141.2	(100.9)	340.4
Total	409.0	40.7	175.3	(134.6)	449.7
Result of measures connected to off-balancing*1	80.9				94.7

Breakdown of off-balancing by factor*2		
	Disposition by borrowers' liquidation	(9.7)
	Reconstructive disposition --- (a)	(27.4)
	Improvement in debtors' performance due to (a)	-
	Loan sales to market	(46.0)
	Direct write-offs	38.9
	Others	(90.4)
	Collection/repayment, etc.	(78.5)
	Improvement in debtors' performance	(11.9)
	Total	(134.6)

(*1) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(*2) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Domestic offices (excluding offshore banking account)	48,045,111	(145,398)	(453,118)	48,190,509	48,498,229
Manufacturing	5,261,991	25,894	46,124	5,236,097	5,215,867
Agriculture, forestry, fisheries, and mining	131,141	(1,055)	(904)	132,196	132,045
Construction	1,210,515	(14,436)	1,153	1,224,951	1,209,362
Transportation, communications and public enterprises	2,789,203	(96,965)	2,455	2,886,168	2,786,748
Wholesale and retail	5,000,850	(88,447)	(59,723)	5,089,297	5,060,573
Finance and insurance	6,140,831	464,926	617,361	5,675,905	5,523,470
Real estate	6,639,329	270,086	232,243	6,369,243	6,407,086
Various services	5,435,176	(307,200)	(508,743)	5,742,376	5,943,919
Municipalities	574,422	(17,816)	51,750	592,238	522,672
Others	14,861,648	(380,385)	(834,835)	15,242,033	15,696,483
Overseas offices and offshore banking accounts	6,980,595	1,414,664	1,576,348	5,565,931	5,404,247
Public sector	28,296	9,267	2,910	19,029	25,386
Financial institutions	351,068	63,170	53,912	287,898	297,156
Commerce and industry	6,236,774	1,197,966	1,423,328	5,038,808	4,813,446
Others	364,455	144,260	96,198	220,195	268,257
Total	55,025,706	1,269,266	1,123,229	53,756,440	53,902,477

Risk-Monitored Loans

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Domestic offices (excluding offshore banking account)	670,090	(9,404)	(113,215)	679,494	783,305
Manufacturing	53,371	(5,380)	(9,010)	58,751	62,381
Agriculture, forestry, fisheries, and mining	2,881	63	(332)	2,818	3,213
Construction	41,241	6,914	3,370	34,327	37,871
Transportation, communications and public enterprises	70,116	(33,864)	(22,090)	103,980	92,206
Wholesale and retail	102,686	11,222	21,402	91,464	81,284
Finance and insurance	9,090	7,786	3,869	1,304	5,221
Real estate	154,319	(15,764)	(74,803)	170,083	229,122
Various services	159,213	9,235	(45,973)	149,978	205,186
Municipalities	-	-	-	-	-
Others	77,170	10,384	10,353	66,786	66,817
Overseas offices and offshore banking accounts	78,834	37,264	28,636	41,570	50,198
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	78,834	37,264	28,636	41,570	50,198
Others	-	-	-	-	-
Total	748,924	27,860	(84,579)	721,064	833,503

(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2007 (a)	Reserve ratio	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Domestic offices (excluding offshore banking account)	693,218	63.7	(1,971)	(119,387)	695,189	812,605
Manufacturing	56,678	56.4	(4,087)	(8,127)	60,765	64,805
Agriculture, forestry, fisheries, and mining	2,881	70.4	63	(332)	2,818	3,213
Construction	41,404	60.2	6,890	2,648	34,514	38,756
Transportation, communications and public enterprises	70,693	68.4	(34,156)	(21,756)	104,849	92,449
Wholesale and retail	106,181	58.1	9,909	22,836	96,272	83,345
Finance and insurance	10,200	48.2	7,759	3,860	2,441	6,340
Real estate	156,522	58.8	(13,590)	(89,435)	170,112	245,957
Various services	169,661	61.4	14,877	(39,309)	154,784	208,970
Municipalities	-	-	-	-	-	-
Others	78,995	100.0	10,365	10,229	68,630	68,766
Overseas offices and offshore banking accounts	80,430	54.3	36,952	26,302	43,478	54,128
Public sector	-	-	-	-	-	-
Financial institutions	-	-	-	-	-	-
Commerce and industry	80,430	54.3	36,952	26,302	43,478	54,128
Others	-	-	-	-	-	-
Total	773,649	62.3	34,982	(93,085)	738,667	866,734

(Notes) 1. Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Consumer loans	14,442,717	(50,097)	(88,953)	14,492,814	14,531,670
Housing loans	13,507,255	(50,266)	(76,564)	13,557,521	13,583,819
Residential purpose	9,890,492	(28,392)	(24,712)	9,918,884	9,915,204
Other consumer loans	935,461	169	(12,390)	935,292	947,851

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Outstanding balance	36,338,166	61,928	223,649	36,276,238	36,114,517
Ratio to total loans	75.6	0.3	1.1	75.3	74.5

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Loan balance	3	(32,575)	(34,803)	32,578	34,806
Number of countries	1	(1)	(1)	2	2

(2) Loans to Asian, Central American, and South American countries

(i) Loans to major Asian countries

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Indonesia	55,841	3,952	(15,239)	51,889	71,080
Thailand	389,531	3,498	5,019	386,033	384,512
Korea	175,480	(92,680)	(92,718)	268,160	268,198
Hong Kong	509,384	108,834	110,526	400,550	398,858
China	426,977	39,514	38,687	387,463	388,290
Singapore	411,500	63,036	56,093	348,464	355,407
India	124,004	75,068	75,722	48,936	48,282
Malaysia	57,225	(18,603)	(20,690)	75,828	77,915
Pakistan	1,428	(60)	(148)	1,488	1,576
Others	145,446	47,027	52,253	98,419	93,193
Total	2,296,822	229,587	209,506	2,067,235	2,087,316

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Chile	6,465	5,285	1,749	1,180	4,716
Columbia	184	184	(36)	-	220
Mexico	36,548	(87)	(8,660)	36,635	45,208
Argentina	14	0	0	14	14
Brazil	94,329	64,106	40,607	30,223	53,722
Venezuela	3,885	50	(1,071)	3,835	4,956
Panama	391,639	(425)	132,881	392,064	258,758
Others	2,558	(95)	(1,418)	2,653	3,976
Total	535,626	69,019	164,053	466,607	371,573

(3) Problem assets based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2007 (a)	Reserve ratio	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Overseas offices and Japan offshore banking accounts	80,430	54.3	36,952	26,302	43,478	54,128
Asia	31,084	44.2	(1,814)	(10,111)	32,898	41,195
Indonesia	268	43.0	(214)	(711)	482	979
Hong Kong	18,890	41.1	(498)	(363)	19,388	19,253
Thailand	517	56.2	(54)	(1,163)	571	1,680
China	1,910	43.0	(1,634)	(1,071)	3,544	2,981
Others	9,496	49.8	585	(6,803)	8,911	16,299
North America	49,166	64.9	38,765	36,403	10,401	12,763
Central and South America	-	-	-	-	-	-
Western Europe	179	73.8	2	10	177	169
Eastern Europe	-	-	-	-	-	-

(Notes) 1. Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
2. Reserve ratio
= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
3. Classified by domicile of debtors.

19. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	Six months ended Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	FY2006 (b)	Six months ended Sep. 30, 2006 (c)
Deposits (term-end balance)	66,379,291	144,289	232,049	66,235,002	66,147,242
Deposits (average balance)	66,468,256	618,110	1,114,922	65,850,146	65,353,334
Domestic units	57,476,843	102,541	(62,040)	57,374,302	57,538,883
Average yield	0.21	0.11	0.16	0.10	0.05
Loans (term-end balance)	55,025,706	1,269,266	1,123,229	53,756,440	53,902,477
Loans (average balance)	53,538,562	(21,039)	948,179	53,559,601	52,590,383
Domestic units	46,293,116	(895,441)	(419,607)	47,188,557	46,712,723
Average yield	2.00	0.27	0.35	1.73	1.65

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Domestic deposits	62,119,992	(560,772)	(579,430)	62,680,764	62,699,422
Individual	33,582,089	(41,623)	(233,882)	33,623,712	33,815,971
Corporate	28,537,903	(519,149)	(345,548)	29,057,052	28,883,451

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference)

(Billions of yen)

	Sep. 30, 2007 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2007 (b)	Sep. 30, 2006 (c)
Outstanding balance of investment trusts	3,777.7	232.3	697.5	3,545.4	3,080.2
Balance to individuals	3,622.6	201.1	659.2	3,421.5	2,963.4

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

(Billions of yen)

	Six months ended Sep. 30, 2007 (a)	(a) - (b)	Six months ended Sep. 30, 2006 (b)	FY2006
Sales of investment trusts to individuals	739.4	223.7	515.7	1,350.2
Sales of Pension-type insurance	210.9	(24.6)	235.5	461.7

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	Six months ended Sep. 30, 2007
Number of companies whose debts have been forgiven	-
Principal amount forgiven	-

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Sep. 30, 2007
Balance sheet amount	3,989.7
Acquisition cost	2,273.4

(Billions of yen)

	Six months ended Sep. 30, 2007
Amount sold	approx. (17.0)

21. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Directors and auditors*1	21	(1)	(1)	22	22
Executive officers*2	62	3	3	59	59
Employees*3	17,945	1,538	1,259	16,407	16,686

*1 Include those of SMFG.

*2 Who are not board members

*3 Include overseas local staff but exclude executive officers, contract employees, and temporary staff.
Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2007			Mar. 31, 2007	Sep. 30, 2006
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic branches*	413	7	6	406	407
Domestic sub-branches and agents	156	(1)	5	157	151
Overseas branches	18	-	1	18	17
Overseas sub-branches	6	1	2	5	4
Overseas representative offices	13	-	-	13	13
(Reference)					
Number of offices of SMBC Europe	4	-	1	4	3

(*) Branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

23. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

<SMBC Non-consolidated>

			Sep. 30, 2007	Change from Mar. 31, 2007	Change from Sep. 30, 2006	Mar. 31, 2007	(Reference) Temporary differences Sep. 30, 2007
(a) Total deferred tax assets	(b-c)	1	1,307.3	(82.0)	(227.5)	1,389.3	
(b) Subtotal of deferred tax assets		2	1,875.2	(49.8)	(158.0)	1,925.0	4,586.4
Reserve for possible loan losses		3	129.8	50.3	14.2	79.5	319.5
Write-off of loans		4	101.9	0.4	(52.4)	101.5	250.7
Write-off of securities		5	503.5	77.6	78.6	425.9	1,239.3
Reserve for employee retirement benefits		6	52.2	(5.6)	(12.5)	57.8	128.5
Depreciation		7	6.6	(0.2)	0.1	6.8	16.3
Reserve for possible losses on investments		8	-	(31.5)	-	31.5	-
Net unrealized losses on other securities		9	-	-	-	-	-
Net deferred losses on hedges		10	63.5	3.7	3.6	59.8	156.3
Net operating loss carryforwards		11	961.7	(150.6)	(201.9)	1,112.3	2,338.0
Other		12	56.0	6.1	12.3	49.9	137.8
(c) Valuation allowance		13	567.9	32.2	69.5	535.7	
(d) Total deferred tax liabilities		14	531.6	(114.1)	(114.0)	645.7	1,692.5
Gains on securities contributed to employee retirement benefits trust		15	41.7	-	-	41.7	102.7
Net unrealized gains on other securities		16	460.7	(112.7)	(115.3)	573.4	1,517.8
Net deferred gains on hedges		17	-	-	-	-	-
Other		18	29.2	(1.4)	1.3	30.6	72.0
Net deferred tax assets (Balance sheet amount)	(a-d)	19	775.7	32.1	(113.5)	743.6	
Amount corresponding to the deferred tax assets shown in line 10	(Note1)	20	63.5	3.7	3.6	59.8	156.3
Amount corresponding to the deferred tax liabilities shown in line 16	(Note2)	21	(460.7)	112.7	115.3	(573.4)	(1,517.8)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	1,172.9	(84.3)	(232.4)	1,257.2	2,857.7

Effective income tax rate		23	40.63%	-	-	40.63%

<Consolidated>

(e) Net deferred tax assets		24	860.3	24.0	(113.1)	836.3
(f) Tier I		25	4,069.3	166.0	331.6	3,903.3
Net deferred tax assets/Tier I	(e/f)	26	21.1%	(0.3%)	(4.9%)	21.4%

(Notes) 1. Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. ["Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8)].

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.
(JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004.

In these processes, the amount of taxable disposals of non-performing loans(**) increased and accumulated. Afterwards, despite of the increased amount of the taxable disposal due to the credit cost, the realized amount of taxable disposals also increased steadily.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (**) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). Afterwards, despite of the increased amount of the taxable disposal resulting from the reducing the balance of the stocks and securities, taxable write-offs of securities carried out in the past are realized through the sales of the securities stocks.

(2) Consequently, tax loss carryforwards (**) amounted to approximately ¥2.3 trillion as of September 30, 2007, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "Temporary differences" in the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	4,348.0
A	Income before income taxes	2	2,702.0
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2007)	3	533.9
C	Taxable income before adjustments (A+B)	4	3,235.9
	Deferred tax assets corresponding to taxable income before adjustments	5	1,314.7

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the ended March 31, 2012 based on the medium-term management plan, "LEAD THE VALUE Plan (up to fiscal 2009)", launched in April 2007.

(b) Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c) Add the necessary adjustments if any.

(3) Calculate and record the amount of "deferred tax assets" by multiplying effective tax rate and the taxable income before adjustments estimated above.

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2002	FY2003	FY2004	FY2005	FY2006	1st half FY2007
Income of final return (before deducting operating loss carryforwards)	(745.5)	(1,437.8)	317.2	(652.4)	(67.0)	373.3

(Notes) 1. (Income of final return before deduction of operating loss carryforwards)
= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

3. The figures for September 30, 2007 were estimated in interim closing.

24. Earnings Forecast for FY2007

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2007 Forecast	Change	FY2006 Result
Operating income	110.0	(266.5)	376.5
Operating profit	105.0	(267.9)	372.9
Ordinary profit	90.0	(274.5)	364.5
Net income	80.0	(283.6)	363.6

Dividend per share forecast (Yen)

	FY2007 Interim	FY2007 Annual Forecast	FY2006 Annual Result
Common stock	5,000	10,000	7,000
1st - 12th series type 4 preferred stock	67,500	135,000	135,000
1st series type 6 preferred stock	44,250	88,500	88,500

(Reference) (Billions of yen)

Total dividend planned	44.8	89.6	66.6

<Consolidated> (Billions of yen)

	FY2007 Forecast	Change	FY2006 Result
Ordinary income	4,300.0	398.7	3,901.3
Ordinary profit	940.0	141.4	798.6
Net income	570.0	128.6	441.4

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2007 Forecast	Change	FY2006 Result
Gross banking profit	1,490.0	145.5	1,344.5
Expenses	(660.0)	(56.1)	(603.9)
Banking profit (before provision for general reserve for possible loan losses)	830.0	89.4	740.6
Ordinary profit	600.0	26.7	573.3
Net income	315.0	(0.7)	315.7

Total credit cost (*)	(110.0)	(20.5)	(89.5)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Gains on collection of written-off claims included in Extraordinary gains)

(Reference 1) Overview of Medium-term Management Plan and FY2007 Management Policy

Overview of "LEAD THE VALUE" Plan (FY2007 ~ 2009)

FY2007～2009

"LEAD THE VALUE" Plan

Aim for "a globally competitive financial services group with the highest trust" by maximizing our strengths to LEAD THE VALUE.

To LEAD the competition in creating and delivering customer VALUE

Our strengths
(Sources of corporate value)

- Spirit of Innovation
- Speed
- Solution & Execution

Strategic Initiatives

- ■ Strengthen targeted growth business areas
  - "7 growth areas"
- ■ Fortify platform to support sustainable growth

Management targets

- Aim for top quality in growth business areas
- Realize solid financial base as a global player
- Increase return to shareholders (realize payout ratio of more than 20%)

Financial targets for FY2009 (SMFG consolidated)

Net income	: JPY 650 billion
Tier I ratio	: Approx.8%
Net income RORA	: Approx.1%
Overhead ratio (SMBC non-consolidated)	: 40-45%

ROE (SMFG consolidated) : 10-15%

FY2007 Management Policy : "The first step towards accomplishing the medium-term plan"

■ Strengthen targeted growth business

< Initiatives implemented so far >

- Financial consulting for individuals
- Payment & settlement service, Consumer finance
- Solution providing for corporations
- Investment banking, Trust business
- Focused business areas in global markets
- Proprietary investment
- Credit derivative, trading & distribution

Financial consulting for individuals:
- Expanded lineup of investment trusts, pension-type insurances and so on
- Prepared for the deregulation of full-range sales of insurance products by banks scheduled in Dec. '07
- Expanded branch network (# of domestic branches: 406 in Mar. '07 ⇒ 413 in Sep. '07)
  - △Accelerating branch network expansion and service provision in Tokai area in Japan
- Advance observance of the Financial Instruments and Exchange Law which was implemented in Sep. '07

Payment & settlement service, Consumer finance:
- Strategic alliance with Central Finance (announced in Apr. '07)
- Strategic alliance with OMC Card (announced in Jul. '07)

Solution providing for corporations / Investment banking, Trust business:
- Improved capability to provide solutions to clients' managerial issues
  - △Established Private Advisory Dept. (Apr. '07)
  - △Established Environmental Products Dept. (Oct. '07)
  - △Ranked at No.1 in the domestic loan syndication mandated arranger ranking (Jan.-Sep. '07 result, Thomson Financial)

Focused business areas in global markets:
- Expanded channel network in Asia (Opened Suzhou Industrial Park Sub Branch and acquired approval for commencing preparation for Beijing Branch opening)
- Strengthened organization to promote specific products on a global basis (Ship finance, trade finance etc.)

■ Fortify platform to support sustainable growth

Strengthen compliance both in Japan and overseas	Improve customer satisfaction
Business performance evaluation system with medium-term viewpoint	Improve HR management
Reinforce operational infrastructure	Improve ALM and risk management

(Reference 2) Subprime-related exposure and its impact on the business results for the first half of FY2007

1. SMBC had approximately 95 billion yen in exposure related to subprime mortgage loans in the United States as of September 30, 2007, about 0.1% of total investments and loans.

2. SMBC sold securitized products such as RMBSs and ABSCDOs of approximately 350 billion yen and recorded a loss on sale of these products of approximately 4 billion yen in the first half of FY 2007. SMBC wrote off some of the remaining products with fair value below 50% of face value as of September 30, 2007. Write-offs totaled approximately 17 billion yen and the book value after the write-offs was approximately 70 billion yen as of September 30, 2007.

   SMBC provided warehousing loans of approximately 40 billion yen in the United States as of September 30, 2007, and approximately 25 billion yen of this amount is collateralized with subprime loan related assets. Consequently, SMBC has established loss provisions for such loans in the amount of approximately 11 billion yen, using the discounted cash flow method.

   However, the above loss on sale and credit cost totaling approximately 32 billion yen was offset by an increase in Treasury Unit's profits including bond related gains amid declining interest rates in domestic and overseas markets arising from the subprime loans issues.

   SMBC held net unrealized losses on securitized products such as RMBSs and ABSCDOs, etc. of approximately 18 billion yen against book value of approximately 70 billion yen as of September 30, 2007, while it held net unrealized gains on total "Other Securities" of approximately 1,500 billion yen.

   (More recently, as of November 8, 2007, SMBC reflected the deterioration of the subprime related bonds due to the massive downgrading by rating agencies and held net unrealized losses on RMBSs and ABSCDOs, etc. of approximately 50 billion yen, an approximately 32 billion yen increase in losses compared with September 30, 2007. In addition, related to warehousing loans, the fair value of underlying subprime loan related assets declined by approximately 5 billion yen compared with September 30, 2007.
   On the other hand, SMBC held net unrealized gains on total "Other Securities" of approximately 1,600 billion yen as of October 31, 2007.)

3. Subsidiaries other than SMBC (including subsidiaries of SMBC) had no subprime-related exposure as of September 30, 2007.
   Also, most of the assets held by ABCP programs which SMBC sponsors are receivables of corporate clients and do not include subprime loan related assets as of September 30, 2007.


Loan portfolio (approximately 55 trillion yen)
Domestic operations
approximately 47.0 trillion yen
Overseas operations
approximately 8.0 trillion yen
Sub-prime loan related exposures (as of Sept. 30, 2007)
Warehousing loans (approximately 25 billion yen)
• Warehousing loans are credit facilities to investment banks creating securitization products that are provided until the products are sold.
• SMBC held warehousing loans of approximately 40 billion yen in the U.S., of which approximately 25 billion yen is collateralized with subprime loan related assets.
SMBC posted approximately 11 billion yen in loss provision for such loans, reflecting the sharp drop in collateral value.
Securities portfolio (approximately 20 trillion yen)
Domestic bonds
approximately 10.5 trillion yen
Domestic equities
approximately 4.4 trillion yen
Others
approximately 4.9 trillion yen
Investment balances of RMBSs and ABSCDOs (approximately 70 billion yen)
• SMBC sold approximately 350 billion yen and recorded loss on sale of approximately 4 billion yen in the first half.
• SMBC held approximately 70 billion yen as of September 30, 2007 (book value basis, after write-offs totaling approximately 17 billion yen).
• Valuation loss was approximately 18 billion yen as of September 30, 2007.

(Note) Balances of SMBC on a non-consolidated basis as of Sept. 30, 2007

(Reference 3) Financial Statements of SMBC

1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2007 (A)	September 30, 2006 (B)	Change (A-B)	March 31, 2007 (C)	Change (A-C)
Assets					
Cash and due from banks and Deposits with banks	5,689,816	3,844,197	1,845,619	3,999,561	1,690,255
Call loans	943,504	1,275,484	(331,980)	1,003,796	(60,292)
Receivables under resale agreements	340,745	81,686	259,059	39,725	301,020
Receivables under securities borrowing transactions	1,014,715	1,067,359	(52,644)	2,213,314	(1,198,599)
Bills bought	309,253	1,761	307,492	2,861	306,392
Commercial paper and other debt purchased	468,404	360,065	108,339	333,524	134,880
Trading assets	2,957,227	3,085,593	(128,366)	2,914,023	43,204
Money held in trust	2,627	2,820	(193)	2,924	(297)
Securities	19,860,123	22,047,445	(2,187,322)	20,060,873	(200,750)
Loans and bills discounted	55,025,706	53,902,477	1,123,229	53,756,440	1,269,266
Foreign exchanges	876,042	868,028	8,014	835,617	40,425
Other assets	1,496,635	1,432,776	63,859	1,442,066	54,569
Tangible fixed assets	671,833	553,697	118,136	678,581	(6,748)
Intangible fixed assets	92,013	73,251	18,762	87,615	4,398
Deferred tax assets	775,698	889,187	(113,489)	743,605	32,093
Customers' liabilities for acceptances and guarantees	4,470,981	4,435,152	35,829	4,177,816	293,165
Reserve for possible loan losses	(688,148)	(771,822)	83,674	(677,573)	(10,575)
Reserve for possible losses on investments	-	-	-	(77,547)	77,547
Total assets	94,307,182	93,149,162	1,158,020	91,537,228	2,769,954
Liabilities					
Deposits	66,379,291	66,147,242	232,049	66,235,002	144,289
Negotiable certificates of deposit	2,462,170	2,393,807	68,363	2,574,335	(112,165)
Call money	2,210,169	2,547,399	(337,230)	2,291,128	(80,959)
Payables under repurchase agreements	121,012	790,836	(669,824)	104,640	16,372
Payables under securities lending transactions	2,727,484	3,141,635	(414,151)	1,516,342	1,211,142
Trading liabilities	1,683,577	1,635,612	47,965	1,578,730	104,847
Borrowed money	4,222,916	2,909,422	1,313,494	3,371,846	851,070
Foreign exchanges	339,119	333,041	6,078	329,695	9,424
Bonds	3,591,901	3,710,437	(118,536)	3,647,483	(55,582)
Due to trust account	45,893	50,733	(4,840)	65,062	(19,169)
Other liabilities	2,121,978	1,503,085	618,893	1,588,683	533,295
Reserve for employee bonuses	8,654	8,277	377	8,892	(238)
Reserve for executive retirement benefits	4,527	-	4,527	4,757	(230)
Reserve for point service program	1,615	792	823	990	625
Reserve for reimbursement of deposits	10,839	-	10,839	-	10,839
Reserve under special law	18	18	-	18	-
Deferred tax liabilities for land revaluation	48,728	49,276	(548)	48,917	(189)
Acceptances and guarantees	4,470,981	4,435,152	35,829	4,177,816	293,165
Total liabilities	90,450,881	89,656,772	794,109	87,544,344	2,906,537
Net assets					
Capital stock	664,986	664,986	-	664,986	-
Capital surplus	1,367,548	1,367,548	-	1,367,548	-
Capital reserve	665,033	665,033	-	665,033	-
Other capital surplus	702,514	702,514	-	702,514	-
Retained earnings	825,090	677,810	147,280	761,028	64,062
Other retained earnings	825,090	677,810	147,280	761,028	64,062
Reserve for losses on overseas investments	0	0	(0)	0	-
Voluntary reserve for retirement allowances	1,656	1,656	-	1,656	-
Voluntary reserve	219,845	219,845	-	219,845	-
Retained earnings brought forward	603,589	456,308	147,281	539,526	64,063
Total stockholders' equity	2,857,625	2,710,345	147,280	2,793,563	64,062
Net unrealized gains on other securities	1,057,093	841,657	215,436	1,259,814	(202,721)
Net deferred losses on hedges	(82,394)	(84,171)	1,777	(84,733)	2,339
Land revaluation excess	23,976	24,558	(582)	24,240	(264)
Total valuation and translation adjustments	998,675	782,045	216,630	1,199,320	(200,645)
Total net assets	3,856,300	3,492,390	363,910	3,992,884	(136,584)
Total liabilities and net assets	94,307,182	93,149,162	1,158,020	91,537,228	2,769,954

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2007 (A)	Six months ended Sep. 30, 2006 (B)	Change (A-B)	FY2006
Ordinary income	1,307,652	1,115,678	191,974	2,451,351
Interest income	940,051	777,964	162,087	1,706,170
Interest on loans and discounts	*651,660*	*536,196*	*115,464*	*1,143,361*
Interest and dividends on securities	*164,013*	*155,120*	*8,893*	*369,039*
Trust fees	2,239	1,407	832	3,482
Fees and commissions	221,285	219,239	2,046	465,171
Trading profits	103,277	43,432	59,845	103,719
Other operating income	28,602	55,870	(27,268)	106,725
Other income	12,196	17,763	(5,567)	66,082
Ordinary expenses	1,149,803	846,600	303,203	1,878,037
Interest expenses	462,514	334,155	128,359	768,722
Interest on deposits	*238,995*	*172,533*	*66,462*	*396,300*
Fees and commissions	64,128	59,752	4,376	111,754
Trading losses	-	3,307	(3,307)	2,098
Other operating expenses	50,325	91,580	(41,255)	158,207
General and administrative expenses	325,372	294,617	30,755	609,816
Other expenses	247,462	63,187	184,275	227,438
Ordinary profit	157,849	269,078	(111,229)	573,313
Extraordinary gains	935	50,368	(49,433)	41,226
Extraordinary losses	3,574	21,095	(17,521)	27,610
Income before income taxes	155,209	298,351	(143,142)	586,928
Income taxes, current	7,210	7,753	(543)	16,507
Income taxes, deferred	84,200	106,951	(22,751)	254,680
Net income	63,798	183,646	(119,848)	315,740

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Six months ended September 30, 2007 (Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
				Other retained earnings				
		Capital reserve	Other capital surplus	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2007	664,986	665,033	702,514	-	1,656	219,845	539,526	2,793,563
Changes in the six months								
Net income							63,798	63,798
Transfer from land revaluation excess							263	263
Net changes in the items other than stockholders' equity in the six months								
Net changes in the six months	-	-	-	-	-	-	64,062	64,062
Balance at September 30, 2007	664,986	665,033	702,514	0	1,656	219,845	603,589	2,857,625

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2007	1,259,814	(84,733)	24,240	1,199,320	3,992,884
Changes in the six months					
Net income					63,798
Transfer from land revaluation excess					263
Net changes in the items other than stockholders' equity in the six months	(202,720)	2,339	(263)	(200,645)	(200,645)
Net changes in the six months	(202,720)	2,339	(263)	(200,645)	(136,583)
Balance at September 30, 2007	1,057,093	(82,394)	23,976	988,675	3,856,300

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Six months ended September 30, 2006 (Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
				Other retained earnings				
		Capital reserve	Other capital surplus	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2006	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
Changes in the six months								
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(300,027)	(300,027)
Net income							183,646	183,646
Transfer from land revaluation excess							157	157
Net changes in the items other than stockholders' equity in the six months								
Net changes in the six months	-	-	-	(0)	-	-	(116,222)	(116,223)
Balance at September 30, 2006	664,986	665,033	702,514	0	1,656	219,845	456,308	2,710,345

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2006	783,491	-	24,716	808,207	3,634,776
Changes in the six months					
Transfer from reserve for losses on overseas investments					-
Cash dividends					(300,027)
Net income					183,646
Transfer from land revaluation excess					157
Net changes in the items other than stockholders' equity in the six months	58,166	(84,171)	(157)	(26,162)	(26,162)
Net changes in the six months	58,166	(84,171)	(157)	(26,162)	(142,385)
Balance at September 30, 2006	841,657	(84,171)	24,558	782,045	3,492,390

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Year ended March 31, 2007 (Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
		Capital reserve	Other capital surplus	Other retained earnings				
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2006	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
Changes in the year								
Transfer from reserve for losses on overseas investments				(1)			1	-
Cash dividends							(349,221)	(349,221)
Net income							315,740	315,740
Transfer from land revaluation excess							475	475
Net changes in the items other than stockholders' equity in the six months								
Net changes in the year	-	-	-	(1)	-	-	(33,004)	(33,005)
Balance at March 31, 2007	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2006	783,491	-	24,716	808,207	3,634,776
Changes in the year					
Transfer from reserve for losses on overseas investments					-
Cash dividends					(349,221)
Net income					315,740
Transfer from land revaluation excess					475
Net changes in the items other than stockholders' equity in the six months	476,323	(84,733)	(475)	391,113	391,113
Net changes in the year	476,323	(84,733)	(475)	391,113	358,108
Balance at March 31, 2007	1,259,814	(84,733)	21,240	1,199,320	3,992,884

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as "Cash and due from banks & Deposits with banks" and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	September 30, 2007				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	629,320	624,035	(5,285)	417	5,702
Japanese local government bonds	97,206	95,885	(1,321)	-	1,321
Japanese corporate bonds	380,456	377,921	(2,535)	1	2,536
Other	1,638	1,643	4	4	-
Total	1,108,622	1,099,485	(9,137)	423	9,560

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	September 30, 2007		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	43,699	77,900	34,200
Stocks of affiliates	110,781	108,910	(1,870)
Total	154,481	186,811	32,329

(3) Other securities with market value

(Millions of yen)

	September 30, 2007				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,923,599	3,639,881	1,716,282	1,735,100	18,817
Bonds	6,887,618	6,729,914	(157,704)	969	158,674
Japanese government bonds	6,016,292	5,871,764	(144,527)	738	145,266
Japanese local government bonds	380,200	373,937	(6,262)	63	6,326
Japanese corporate bonds	491,125	484,211	(6,913)	167	7,081
Other	3,428,733	3,387,847	(40,886)	30,994	71,881
Total	12,239,951	13,757,643	1,517,691	1,767,064	249,373

(Notes)

1. Of the amount of net unrealized gains (losses) on other securities with market value, JPY 1,057,047 million (after deducting JPY 460,644 million in deferred tax liabilities from net unrealized gains) are included in the Net assets under 'Net unrealized gains on other securities.'
2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss (impaired) for this term is JPY 69,229 million. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	September 30, 2007
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,138,882
Stocks of affiliates	9,696
Other	54,277
Other securities	
Unlisted stocks (excluding OTC stocks)	349,759
Unlisted bonds	2,683,305
Unlisted foreign securities	515,802
Other	554,378

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	September 30, 2007				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	2,549	2,627	78	78	-

(Note) Net unrealized gains of 46 million yen (after deducting 31 million yen in deferred tax liabilities from 78 million yen in net unrealized gains) are included in the Net assets under 'Net unrealized gains on other securities.'

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2007 (A)	September 30, 2006 (B)	Change (A-B)	March 31, 2007 (C)	Change (A-C)
Loans and bills discounted	4,150	8,080	(3,930)	5,350	(1,200)
Securities	285,533	241,904	43,629	267,110	18,423
Securities held in custody accounts	3,274	33,297	(30,023)	3,000	274
Monetary claims	660,147	708,378	(48,231)	703,199	(43,052)
Premises and equipment	84	-	84	25	59
Other claims	1,332	1,009	323	1,245	87
Due from banking account	45,893	50,733	(4,840)	65,062	(19,169)
Cash and due from banks	27,401	245,401	(218,000)	129,401	(102,000)
Total assets	1,027,818	1,288,805	(260,987)	1,174,396	(146,578)
Designated money trusts	262,943	430,714	(167,771)	358,058	(95,115)
Specified money trusts	88,254	98,973	(10,719)	91,741	(3,487)
Money in trusts other than money trusts	45	-	45	-	45
Security trusts	3,274	33,297	(30,023)	3,000	274
Monetary claims trusts	560,068	595,876	(35,808)	598,236	(38,168)
Composite trusts	113,230	129,944	(16,714)	123,359	(10,129)
Total liabilities	1,027,818	1,288,805	(260,987)	1,174,396	(146,578)

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. SMBC has no co-operative trusts under other trust bank's administration.
3. SMBC does not handle any trusts with principal indemnification.

平成19年10月18日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社さくらケーシーエス）の業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成19年5月17日の決算発表時に公表した業績予想を別添資料のとおり修正しましたので、お知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　ＴＥＬ：03－5512－2676

平成１９年１０月１８日

各　位

会　社　名　株式会社さくらケーシーエス
代表者名　取締役社長　髙　橋　繁　正
コード番号　４７６１　（大証第２部）
問合せ先　執行役員経営企画部長
竹　入　文　彦
TEL (078)391-6571

業績予想の修正に関するお知らせ

当社は、最近の業績の動向等を踏まえ、平成１９年５月１７日の決算発表時に公表した業績予想を下記の通り修正いたしましたのでお知らせいたします。

記

１．連結業績予想数値の修正　　（記載金額は単位未満を切り捨てて表示しております）

(1) ２０年３月期中間連結業績予想数値の修正（平成１９年４月１日　～　平成１９年９月３０日）

（単位：百万円）

	売上高	営業利益	経常利益	中間純利益	１株当たり中間純利益
前回発表予想 (A)	11,850	310	400	480	42円85銭
今回修正予想 (B)	11,354	195	279	391	34円96銭
増減額 (B－A)	△495	△114	△120	△88	△7円89銭
増減率 (%)	△4.2%	△37.0%	△30.1%	△18.4%	△18.4%
【ご参考】前年実績（平成１８年９月中間期）	10,905	306	390	469	41円92銭

(2) ２０年３月期通期連結業績予想数値の修正（平成１９年４月１日　～　平成２０年３月３１日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益	１株当たり当期純利益
前回発表予想 (A)	24,700	900	1,060	865	77円23銭
今回修正予想 (B)	24,700	805	950	780	69円64銭
増減額 (B－A)	0	△95	△110	△85	△7円59銭
増減率 (%)	0%	△10.6%	△10.4%	△9.8%	△9.8%
【ご参考】前年実績（平成１９年３月期）	23,445	861	1,002	838	74円82銭

2．個別業績予想数値の修正　　　　　　　　　　　　（記載金額は単位未満を切り捨てて表示しております）

(1)２０年３月期中間個別業績予想数値の修正（平成１９年４月１日　～　平成１９年９月３０日）

（単位：百万円）

	売上高	営業利益	経常利益	中間純利益	1株当たり中間純利益
前回発表予想（A）	11,500	265	370	435	38円84銭
今回修正予想（B）	11,013	163	266	365	32円65銭
増減額（B－A）	△486	△101	△103	△69	△6円19銭
増減率（%）	△4.2%	△38.1%	△28.0%	△15.9%	△15.9%
【ご参考】前年実績（平成１８年９月中間期）	10,519	256	359	458	40円95銭

(2)２０年３月期通期個別業績予想数値の修正（平成１９年４月１日　～　平成２０年３月３１日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	24,000	830	1,000	805	71円87銭
今回修正予想（B）	24,000	735	900	730	65円18銭
増減額（B－A）	0	△95	△100	△75	△6円69銭
増減率（%）	0%	△11.4%	△10.0%	△9.3%	△9.3%
【ご参考】前年実績（平成１９年３月期）	22,670	754	914	794	70円90銭

3．修正の理由

(1)２０年３月期中間業績予想について

売上高につきましては、前年同期比では増収となる見込みでありますが、前回業績予想比では、一部商談の売上時期延伸や産業関連部門及び公共関連部門におけるシステム構築及びシステム機器販売の伸び悩みを主要因として、連結・単体とも下回る見込みであります。

損益面につきましては、大手ベンダーから受託したソフトウェア開発案件において不採算プロジェクトが発生したことにより、連結・単体とも営業利益、経常利益、中間純利益が前回業績予想を下回る見込であります。

(2)２０年３月期通期業績予想について

売上高につきましては、下期の受注状況が好調に推移していることから、連結・単体とも前回業績予想を達成する見込みであります。

損益面につきましては、上記の不採算プロジェクトが与える影響が限定的であり、下期は期初計画通りに推移する見込みであることから、今回の修正を反映した形で下方修正を行っております。

(3)配当について

１株当たり配当金につきましては、今回の業績予想の修正による変更はなく、当初の計画通り中間配当金６円、期末配当金６円とし、年間配当金は平成１９年３月期と同額の12円を予定しております。

【業績予想の適切な利用に関する説明、その他特記事項】

本資料に記載されている業績見通しなどの将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績などは様々な要因により異なる可能性があります。

以上

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (SAKURA KCS Corporation)

TOKYO, October 18, 2007 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") hereby announces that SAKURA KCS Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecasts published on May 17, 2007 (see Appendix).

(Appendix)

SAKURA KCS Corporation Announces
Revision of Earnings Forecasts for Fiscal Year 2007

KOBE, Japan, October 18, 2007 --- SAKURA KCS Corporation ("Sakura KCS") hereby announces that it has revised its earnings forecasts published on May 17, 2007.

1. Revision of consolidated earnings forecast

(1) Revision of consolidated fiscal 2007 forecasts: First half ended September 30, 2007

(Millions of yen, except per share amounts and percentages)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥11,850	¥310	¥400	¥480	¥42.85
Revised forecast (B)	11,354	195	279	391	34.96
Difference (B)−(A)	(495)	(114)	(120)	(88)	(7.89)
Percentage change	(4.2)%	(37.0)%	(30.1)%	(18.4)%	(18.4)%
(Ref.) First Half of Fiscal 2006	10,905	306	390	469	41.92

(2) Revision of consolidated fiscal 2007 forecasts: Full year ending March 31, 2008

(Millions of yen, except per share amounts and percentages)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥24,700	¥900	¥1,060	¥865	¥77.23
Revised forecast (B)	24,700	805	950	780	69.64
Difference (B)−(A)	0	(95)	(110)	(85)	(7.59)
Percentage change	0%	(10.6)%	(10.4)%	(9.8)%	(9.8)%
(Ref.) Fiscal year 2006	23,445	861	1,002	838	74.82

2. Revision of non-consolidated earnings forecast

(1) Revision of non-consolidated fiscal 2007 forecasts: First half ended September 30, 2007

(Millions of yen, except per share amounts and percentages)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥11,500	¥265	¥370	¥435	¥38.84
Revised forecast (B)	11,013	163	266	365	32.65
Difference (B)−(A)	(486)	(101)	(103)	(69)	(6.19)
Percentage change	(4.2)%	(38.1)%	(28.0)%	(15.9)%	(15.9)%
(Ref.) First Half of Fiscal 2006	10,519	256	359	458	40.95

(2) Revision of non-consolidated fiscal 2007 forecasts: Full year ending March 31, 2008

(Millions of yen, except per share amounts and percentages)

	Sales	Operating profit	Ordinary profit	Net income	Net income per share
Previous forecast (A)	¥24,000	¥830	¥1,000	¥805	¥71.87
Revised forecast (B)	24,000	735	900	730	65.18
Difference (B)−(A)	0	(95)	(100)	(75)	(6.69)
Percentage change	0%	(11.4)%	(10.0)%	(9.3)%	(9.3)%
(Ref.) Fiscal year 2006	22,670	754	914	794	70.90

3. Factors behind the revision

(1) Earnings forecasts of the first half ended September 30, 2007

Though both consolidated and non-consolidated sales of the first half will be higher than the results of the previous year, they are expected to be lower than the previous forecasts, mainly due to a delay in recognition of sales on some projects and a slowdown in sales of system development and hardware to the industrial and public sectors.

Consolidated and non-consolidated operating profit, ordinary profit and net income will be lower than the previous forecasts due to unprofitable software development projects ordered from a leading IT vendor.

(2) Earnings forecast for the full year ending March 31, 2008

The full-year sales forecast is expected to be achieved due to a favorable order trend in the second half.

The full-year profit forecasts have been revised reflecting the lower than expected profits in the first half resulting from the above mentioned unprofitable project whose impact on this year's earnings is limited, and the favorable order trend in the second half.

(3) Dividend

Dividend plan for fiscal year 2007 remains unchanged: annual ¥12 per share (interim ¥6 and year-end ¥6).

平成 19 年 10 月 26 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 20 年 3 月期 業績予想の修正について

平成19年5月に公表した平成20年3月期中間及び通期業績予想を以下の通り修正しますので、お知らせ致します。

1．連結業績予想

（金額単位　億円）

	中間業績予想（平成19年4月1日～平成19年9月30日）			通期業績予想（平成19年4月1日～平成20年3月31日）		
	経常収益	経常利益	中間純利益	経常収益	経常利益	当期純利益
前回予想（A）（平成 19 年 5 月）	19,500	4,000	2,200	41,000	9,800	5,400
今回修正予想（B）	20,750	3,530	1,700	43,000	9,400	5,700
増減額（B-A）	＋1,250	△ 470	△ 500	＋2,000	△ 400	＋ 300
増減率（%）	＋ 6.4	△ 11.8	△ 22.7	＋ 4.9	△ 4.1	＋ 5.6

2．単体業績予想

（金額単位　億円）

	中間業績予想（平成19年4月1日～平成19年9月30日）				通期業績予想（平成19年4月1日～平成20年3月31日）			
	営業収益	営業利益	経常利益	中間純利益	営業収益	営業利益	経常利益	当期純利益
前回予想（A）（平成 19 年 5 月）	240	220	170	140	1,050	1,000	900	850
今回修正予想（B）	240	200	110	90	1,100	1,050	900	800
増減額（B-A）	－	△20	△60	△50	＋50	＋50	－	△50
増減率（%）	－	△9.1	△35.3	△35.7	＋4.8	＋5.0	－	△5.9

以　　上

【本件に関するお問い合わせ先】
広報部　　TEL：03 - 5512 - 2676

（ご参考）

1．三井住友フィナンシャルグループの連結業績予想（平成20年3月期）

（金額単位　億円）

	中　間	前回予想比	通　期	前回予想比
経常利益	3,530	△ 470	9,400	△ 400
当期純利益	1,700	△ 500	5,700	＋ 300
与信関係費用	△ 1,430			

【中間】
三井住友銀行において、次頁に記載の通り、業務純益（一般貸倒引当前）が前回予想比250億円の増益となる一方、与信関係費用の増加及び株式等の減損が発生したことから、経常利益及び中間純利益が、前回予想比それぞれ470億円、500億円減益の3,530億円、1,700億円程度となる見込み。

【通期】
中間業績予想の変動を主因として、経常利益は、前回予想比400億円減益の9,400億円を見込むが、当期純利益は、下期にリース事業子会社の合併に伴い持分変動差額（特別利益）約1,000億円が計上されること等により、前回予想比300億円増益の5,700億円となる見込み。
（持分変動差額の概要については、参考資料2をご参照。）

2．三井住友フィナンシャルグループの単体業績予想（平成20年3月期）

（金額単位　億円）

	中　間	前回予想比	通　期	前回予想比
経常利益	110	△ 60	900	－
当期純利益	90	△ 50	800	△ 50

【中間】
関連会社株式で減損が発生したこと等により、経常利益及び中間純利益が前回予想比それぞれ60億円、50億円減益の110億円、90億円程度となる見込み。

【通期】
中間業績予想の変動を主因として、当期純利益が800億円となる見込み。

3．三井住友銀行の単体業績予想（平成20年3月期）

（金額単位　億円）

	中　間	前回予想比	通　期	前回予想比
業務純益（一般貸倒引当前）	3,900	＋ 250	8,300	－
経常利益	1,570	△ 1,030	6,000	△ 1,000
当期純利益	630	△ 870	3,150	△ 950
与信関係費用	△ 1,150	△ 450	△ 1,100	△ 200
株式等損益	△ 1,040			

（注）通期予想における株式相場は、平成19年9月末の相場を前提としております。

【中間】

・**業務純益（一般貸倒引当前）**
内外の金利低下局面をとらえたオペレーションの実施により、債券売却益等の市場営業部門収益が増益となった他、夏場以降の円高を背景としたヘッジニーズの高まり等により顧客向け外国為替関連収益が増加したこと等から、前回予想比250億円増益の3,900億円程度となる見込み。

・**与信関係費用**
サブプライムローン関連の引当約110億円の他、一部の債務者において業況の悪化等により想定外の劣化が発生したことから、前回予想比450億円増加の1,150億円程度となる見込み。

・**経常利益**
上記要因に加え、株式市場の悪化により関連会社株式等で減損が発生したこと等により株式等損益が△1,040億円程度となることから、前回予想比1,030億円減益の1,570億円程度となる見込み。

・**中間純利益**
経常利益の減少により法人税等調整額を勘案後で前回予想比870億円減益の630億円程度となる見込み。

【通期】

・**与信関係費用**
過去の貸倒実績率等に基づき計上している引当金について、貸倒実績の減少に伴い1,000億円程度の取崩しが下期に見込まれること等から、通期では前回予想比200億円増加の1,100億円となる見込み。
なお、総与信に対する与信関係費用の割合は0.2%弱の水準となる見込み。

・**経常利益・当期純利益**
関連会社株式等の減損を主因として、前回予想比それぞれ1,000億円、950億円減益の6,000億円、3,150億円となる見込み。

４．三井住友銀行の金融再生法開示債権の見込（平成19年9月末、単体）

（金額単位　億円）

	19/9末見込 ①	19/3末実績 ②	増減額 ①−②
金融再生法開示債権	7,740	7,387	＋ 353
不良債権比率（％）	1.2	1.2	−

１９／９末の金融再生法開示債権は残高で7,740億円、不良債権比率で1.2%と引続き低水準を維持する見込み。

５．三井住友銀行のその他有価証券評価損益の見込（平成19年9月末、単体）

（金額単位　億円）

	19/9末見込 ①	19/3末実績 ②	増減額 ①−②
その他有価証券評価損益	15,170	18,332	△ 3,162
株式	17,160	19,787	△ 2,627
債券	△ 1,580	△ 1,514	△ 66
その他	△ 410	59	△ 469

サブプライムローン関連エクスポージャーと上期業績への影響概要

① 三井住友銀行における米国サブプライムローン関連のエクスポージャーは、19 年 9 月末において約 950 億円。投融資ポートフォリオに占める割合は 0. 1%程度。

② ＲＭＢＳ、ＡＢＳＣＤＯ等の証券化商品への投資については、19 年度上期中に約 3, 500 億円の売却を行い、約 40 億円の売却損を計上。19 年 9 月末の保有額について、期末時価が額面の 50%を下回ったものを対象に償却を約 170 億円実施した結果、償却後簿価は約 700 億円。

米国拠点で行っているウェアハウジングローン等（約 400 億円、うちサブプライムローン関連資産が担保となっている部分は約 250 億円）については、担保資産の一部にサブプライムローン関連資産が含まれていたことから、ＤＣＦ法等に基づいた引当処理を実施。サブプライムローン関連部分としては約 110 億円引当。

上記の売却及び償却・引当コスト（約 320 億円）については、サブプライムローン問題を契機とした内外の金利低下局面を捉えた債券売却益計上等による市場営業部門収益等の増益により吸収。

なお、ＲＭＢＳ、ＡＢＳＣＤＯ等の 19 年 9 月末残高約 700 億円に対する評価損益は約 180 億円の評価損。

③ 三井住友銀行以外の連結子会社（三井住友銀行の連結子会社を含む）については、19 年 9 月末において、サブプライムローン関連のエクスポージャーはない。

また、三井住友銀行がスポンサーを務めているＡＢＣＰプログラムの保有資産は、顧客の売掛債権が大半であり、19 年 9 月末において、サブプライムローン関連の資産は含まれていない。


貸出ポートフォリオ（約55兆円）
うち、サブプライムローン関連エクスポージャー（19/9末）
国内業務部門
47.0兆円
国際業務部門
8.0兆円
ウェアハウジングローン等残高（約250億円）
・投資銀行が証券化商品を組成する際に、対象資産が集まるまでの間、与信を供与する業務等
・担保価値の急落に伴い、米国での関連与信（約400億円）のうち、サブプライムローン関連資産が担保となっている部分（約250億円）については、約110億円を引当。
有価証券ポートフォリオ（約20兆円）
国内債券
10.5兆円
国内株式
4.4兆円
その他
4.9兆円
RMBS、ABSCDO等投資残高（約700億円）
・19年度上期中に約3, 500億円を売却、売却損を約40億円計上。
・19年9月末の残高（償却後簿価）は約700億円。一部の銘柄について、上期末に、償却を約170億円実施。
・19年9月末残高に対する評価損益は約180億円の評価損。

（注）図中の金額は、19年9月末の三井住友銀行単体の残高

持分変動差額の概要

平成 19 年 7 月 30 日に公表いたしました「リース事業及びオートリース事業の戦略的共同事業化に関する最終合意と両事業にかかる合併契約について」における三井住友銀リースと住商リースの合併（平成 19 年 10 月 1 日）については、当社連結会計上「企業結合会計基準及び事業分離等会計基準に関する適用指針（企業会計基準適用指針第 10 号）」（以下、「企業会計基準適用指針第 10 号」）に則り、受け入れる資産・負債を時価で計上するパーチェス法が適用されます。

その結果、当社が住商リース株式の時価の 55%を取得し、三井住友銀リース株式の 45%を等価で譲渡することと実質的に同等となり、三井住友銀リース株式の譲渡価額と同社連結株主資本の 45%との差額が持分変動差額として特別利益に計上されることとなります。
また、住商リース株式の取得価額と同社の連結時価純資産の 55%との差額がのれんとなり、平成 19 年度下期以降 20 年間で定額法により償却いたします。

《持分変動差額の概念図》


三井住友銀リース
住商リース
交換
(等価)
55%
45%
55%
45%
時価総額
持分変動差額
(特別利益)
*
連　結
株主資本
(注1)
譲渡簿価
譲渡価額
時価総額
のれん
**
取得価額
連結時価
純資産
(注2)

合併後の持分比率＝三井住友フィナンシャルグループ55%：住友商事45%

（注）1. 連結株主資本＝純資産－評価・換算差額等－新株予約権－少数株主持分
　　　2. 個別に時価評価が可能な資産・負債の時価評価額の差額

また、住商オートリースと三井住友銀オートリースの合併（平成 19 年 10 月 1 日）についても、企業会計基準適用指針第 10 号に則り、当社連結会計上、持分変動差額(*)及びのれん相当額(**)が発生いたします。

＊ 両合併における持分変動差額の合計額は、約 1,000 億円。
** のれんの金額及びのれん相当額は、連結時価純資産が確定することにより決定。

本資料に記載された予想は、本日現在において判明している情報を前提として作成されたものであります。実際の業績は、確定時点まで、今後の様々な要因によって予想対比変化する可能性があることにご留意ください。

Sumitomo Mitsui Financial Group, Inc.

Revision of Earnings Forecasts for Fiscal 2007

TOKYO, October 26, 2007 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") today announced a revision of its earnings forecasts for the first half and full year 2007 announced in May 2007.

SMFG hereby revises its earnings forecasts for the first half and full year 2007, which were previously announced in May 2007 ("previous forecast"), as shown below.

1. Earnings forecast on a consolidated basis

(Billions of yen, except percentages)

	Six months ended September 30, 2007			Fiscal year ending March 31, 2008		
	Ordinary income	Ordinary profit	Net income	Ordinary income	Ordinary profit	Net income
Previous forecast	¥ 1,950	¥ 400	¥ 220	¥ 4,100	¥ 980	¥ 540
Revised forecast	2,075	353	170	4,300	940	570
Change	125	(47)	(50)	200	(40)	30
Percentage change	6.4%	(11.8)%	(22.7)%	4.9%	(4.1)%	5.6%

2. Earnings forecast on a non-consolidated basis

(Billions of yen, except percentages)

	Six months ended September 30, 2007				Fiscal year ending March 31, 2008			
	Ordinary income	Operating profit	Ordinary profit	Net income	Ordinary income	Operating profit	Ordinary profit	Net income
Previous forecast	¥ 24	¥ 22	¥ 17	¥ 14	¥ 105	¥ 100	¥ 90	¥ 85
Revised forecast	24	20	11	9	110	105	90	80
Change	–	(2)	(6)	(5)	5	5	–	(5)
Percentage change	–	(9.1)%	(35.3)%	(35.7)%	4.8%	5.0%	–	(5.9)%

Reference

I. Revision of earnings forecast (SMFG, Consolidated)

(Billions of yen)

	Six months ended Sept. 30, 2007	Change from the previous forecast	Fiscal year ending Mar. 31, 2008	Change from the previous forecast
Ordinary profit	¥353	¥(47)	¥940	¥(40)
Net income	170	(50)	570	30

Total credit cost	(143)

<First Half>

As described hereinbelow, Sumitomo Mitsui Banking Corporation ("SMBC"), a major consolidated subsidiary of SMFG, expects banking profit (before provision for general reserve for possible loan losses) to be ¥25 billion above the previous forecast, and credit cost and write-downs on shares to be higher than previously expected. As a result, SMFG expects ordinary profit to be approximately ¥353 billion, ¥47 billion below the previous forecast. Net income will be approximately ¥170 billion, a decrease from the previous forecast of ¥50 billion.

<Full Year>

Ordinary profit is expected to be ¥940 billion, ¥40 billion below the previous forecast, due mainly to the profit decline in the first half. However, net income will be approximately ¥570 billion, ¥30 billion above the previous forecast, due mainly to recording of extraordinary gains ("gains on change in equity") of ¥100 billion as a result of mergers of leasing subsidiaries in the second half of fiscal 2007.

(For more details, please refer to Appendix 2.)

II. Revision of earnings forecast (SMFG, Non-consolidated)

(Billions of yen)

	Six months ended Sept. 30, 2007	Change from the previous forecast	Fiscal year ending Mar. 31, 2008	Change from the previous forecast
Ordinary profit	¥11	¥(6)	¥90	¥ –
Net income	9	(5)	80	(5)

<First Half>

Ordinary profit is expected to be approximately ¥11 billion, ¥6 billion below the previous forecast. Net income is expected to be approximately ¥9 billion, a shortfall of ¥5 billion. This is mainly attributable to impairment on shares of an affiliated company.

<Full Year>

Net income will be ¥80 billion, due mainly to the profit decline in the first half.

III. Revision of earnings forecast (SMBC, Non-consolidated)

(Billions of yen)

	Six months ended Sept. 30, 2007	Change from the previous forecast	Fiscal year ending Mar. 31, 2008	Change from the previous forecast
Banking profit (before provision for general reserve for possible loan losses)	¥ 390	¥ 25	¥ 830	¥ —
Ordinary profit	157	(103)	600	(100)
Net income	63	(87)	315	(95)
Total credit cost	(115)	(45)	(110)	(20)
Losses on stocks, net	(104)			

* Earnings forecast for the fiscal year ending March 31, 2008 is calculated based on the stock prices as of September 30, 2007.

<First Half>

Banking profit (before provision for general reserve for possible loan losses):

SMBC expects banking profit to be approximately ¥390 billion, ¥25 billion above the previous forecast. This increase is mainly attributable to recording of gains on bond-related transactions of the Treasury Unit amid declining interest rates in domestic and overseas markets and an increase in revenue from foreign currency-related transactions reflecting customers' hedging needs under the sharp appreciation of the Japanese yen since this summer.

Total credit cost:

SMBC expects total credit cost to be approximately ¥115 billion, ¥45 billion above the previous forecast, due mainly to a loss provision for U.S. subprime loan related exposure of approximately ¥11 billion and an unanticipated loss provision for loans to certain borrowers.

Ordinary profit:

SMBC expects ordinary profit to be approximately ¥157 billion, ¥103 billion below the previous forecast. This shortfall is mainly attributable to losses on stocks of ¥104 billion as a result of impairment on shares of equity method affiliates reflecting the decline in stock markets, as well as the factors mentioned above.

Net income:

SMBC expects net income to be approximately ¥63 billion, ¥87 billion below the previous forecast, due mainly to the lower-than-expected ordinary profit.

<Full Year>

Total credit cost:

For the second half of fiscal 2007, SMBC expects to record a gain on reversal of provisions for credit losses of approximately ¥100 billion due mainly to a decrease in the historical loan loss ratio. As a result, total credit cost for the full year 2007 is expected to be ¥110 billion, ¥20 billion above the previous forecast. Ratio of total credit cost to total claims will be less than 0.2%.

Ordinary profit and Net income:

Ordinary profit will be ¥600 billion, ¥100 billion below the previous forecast. Net income will be ¥315 billion, a ¥95 billion decrease from the previous forecast. This is attributable mainly to impairment on shares of affiliated companies.

IV. Estimate of problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen, except percentages)

	September 30, 2007 (Estimate)	March 31, 2007 (Result)	Change
Problem assets based on the Financial Reconstruction Law	¥ 774.0	¥ 738.7	¥ 35.3
Problem asset ratio	1.2 %	1.2 %	—

Problem assets are expected to be ¥774 billion as of September 30, 2007. Problem asset ratio will remain at a low-level of 1.2%.

V. Estimate of net unrealized gains on other securities (SMBC, Non-consolidated)

(Billions of yen)

	September 30, 2007 (Estimate)	March 31, 2007 (Result)	Change
Net unrealized gains (losses) on other securities	¥ 1,517.0	¥ 1,833.2	¥ (316.2)
Stocks	1,716.0	1,978.7	(262.7)
Bonds	(158.0)	(151.4)	(6.6)
Others	(41.0)	5.9	(46.9)

(Appendix 1)

Subprime-related exposure and its impact on the business results for the first half of fiscal 2007

1. SMBC had approximately ¥95 billion in exposure related to subprime mortgage loans in the United States as of September 30, 2007, about 0.1% of total investments and loans.

2. SMBC sold securitized products such as RMBSs and ABSCDOs of approximately ¥350 billion and recorded a loss on sale of these products of around ¥4 billion in the first half of fiscal 2007. SMBC wrote off some of the remaining products with fair value below 50% of face value as of September 30, 2007. Write-offs totaled approximately ¥17 billion and the book value after the write-offs was about ¥70 billion as of September 30, 2007.
   SMBC provided warehousing loans of approximately ¥40 billion in the United States as of September 30, 2007, and ¥25 billion of this amount is collateralized with subprime loan related assets. Consequently, SMBC has established loss provisions for such loans in the amount of approximately ¥11 billion, using the discounted cash flow method.
   However, the above loss on sale and credit cost totaling ¥32 billion was offset by an increase in Treasury Unit's profits including bond related gains amid declining interest rates in domestic and overseas markets arising from the subprime loans issues.
   SMBC held net unrealized losses on RMBSs and ABSCDOs, etc. of ¥18 billion as of September 30, 2007, against book value of ¥70 billion.

3. Subsidiaries other than SMBC had no subprime-related exposure as of September 30, 2007.
   Most of the assets held by ABCP programs which SMBC sponsors are receivables of corporate clients and do not include subprime loan related assets.


Loan portfolio (¥55 trillion)
Sub-prime loan related exposures as of Sept. 30, 2007
Domestic operations
¥47.0 trillion
Overseas operations
¥8.0 trillion
Warehousing loans
(approximately ¥25 billion)
* Warehousing loans are credit facilities to investment banks creating securitization products that are provided untill the products are sold.
* SMBC held warehousing loans of ¥40 billion in the U.S., of which ¥25 billion is collateralized with subprime loan related assets. SMBC posted ¥11 billion in loss provision for such loans, reflecting the sharp drop in collateral value.
Securities portfolio (¥20 trillion)
Domestic bonds ¥10.5 trillion
Domestic equities ¥4.4 trillion
Others ¥4.9 trillion
Investment balances of RMBSs and ABSCDOs
(approximately ¥70 billion)
* SMBC sold ¥350 billion and recorded loss on sale of ¥4 billion in the first half.
* SMBC holds ¥70 billion as of September 30, 2007 (book value basis, after write-offs totaling ¥17 billion).
* Valuation loss was ¥18 billion as of September 30, 2007.
(Note) Balances of SMBC on a non-consolidated basis as of Sept. 30, 2007

(Appendix 2)

Outline of "Gains on change in equity"

As announced on July 30, 2007 in the press release, "Final Agreement concerning Strategic Joint Business in Leasing and Auto Leasing Businesses and Merger Agreement of the Two Businesses," SMFG will apply the purchase method stipulated in the "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestures (Accounting Standards Board of Japan's Guidance No. 10) to the merger between SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd. (October 1, 2007), and the assets and liabilities that will be succeeded are valuated at their fair values.

As a result, SMFG acquired 55% of the fair value of Sumisho Lease and transferred 45% of the shares of SMBC Leasing, equivalent in value to the acquired Sumisho Lease shares. Consequently, the difference between the transfer price of the shares of SMBC Leasing and 45% of SMBC Leasing's stockholders' equity is recognized as "Gains on change in equity" and recorded as extraordinary gains. In addition, the difference between the acquisition cost of shares of Sumisho Lease and the amount of 55% of Sumisho Lease's assets less liabilities, for which fair value is estimated individually, is recognized as goodwill and will be amortized on a straight-line method over 20 years from the second half of fiscal 2007.

<< Concept of Gains on Change in Equity >>


SMBC Leasing
Exchange equivalently
Sumisho Lease
55%
45%
55%
45%
Fair value
Gains on change in equity (extraordinary gains) *
Stockholders' equity (consolidated) (Note 1)
Book value
Transfer price
Fair value
Goodwill **
Net asset at fair value (consolidated) (Note 2)
Acquisition cost

Shareholding ratios after the merger are 55% for SMFG and 45% for Sumitomo Corporation.

(Notes) 1. Stockholders' equity (consolidated)
= Net assets – Valuation and translation adjustments – Stock acquisition rights – Minority interests
2. The difference between assets and liabilities which fair values can be individually estimated.

Gains on change in equity (*) and goodwill (**) will be recognized also for the merger between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company Limited on October 1, 2007 in accordance with the ASBJ Guidance No. 10.

* Total amount of gains on change in equity on the two mergers is expected to be approximately ¥100 billion.
** Amount of goodwill will be determined based on the consolidated net assets at fair value.

END